Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

ORRSTOWN FINANCIAL SERVICES, INC.

and

CODORUS VALLEY BANCORP, INC.

Dated as of December 12, 2023

ARTICLE I THE MERGER		1
1.1	The Merger	1
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Closing	2
1.5	Articles of Incorporation and Bylaws	2
1.6	Directors of the Surviving Corporation	2
1.7	Officers of the Surviving Corporation	2
1.8	Bank Merger	2
1.9	Tax Consequences	2
ARTICLE II MERGER CONSIDERATION AND EXCHANGE PROCEDURES		3
2.1	Merger Consideration	3
2.2	Rights as Shareholders; Stock Transfers	3
2.3	Fractional Shares	3
2.4	Withholding	3
2.5	Adjustments to Preserve Tax Treatment	3
2.6	Exchange Procedures	4
2.7	Anti-Dilution Provisions	5
2.8	Options and Other Stock-Based Awards	5
2.9	Reservation of Right to Revise Structure	7
ARTICLE III REPRESENTATIONS AND WARRANTIES OF CVLY		7
3.1	Making of Representations and Warranties	7
3.2	Organization, Standing and Authority	7
3.3	Capitalization	8
3.4	Subsidiaries	8
3.5	Corporate Power	9
3.6	Corporate Authority	9
3.7	Non-Contravention	10
3.8	Articles of Incorporation; Bylaws; Corporate Records	10
3.9	Compliance with Laws	10
3.10	Litigation; Regulatory Action	11
3.11	SEC Documents; Financial Reports and Regulatory Reports	11
3.12	Absence of Certain Changes or Events	12
3.13	Taxes and Tax Returns	13
3.14	Employee Benefit Plans	15
3.15	Labor Matters	17
3.16	Insurance	18
3.17	Environmental Matters	18
3.18	Intellectual Property	19
3.19	Personal Data; Privacy Requirements	20
3.20	Material Agreements; Defaults	21
3.21	Property and Leases	22
3.22	Inapplicability of Takeover Laws	24
3.23	Regulatory Capitalization	24
3.24	Loans; Nonperforming and Classified Assets	24
3.25	Deposits	26
3.26	Investment Securities	26
3.27	Investment Management; Trust Activities	26
3.28	Derivative Transactions	26
3.29	Repurchase Agreements	27
3.30	Deposit Insurance	27
3.31	CRA, Anti-money Laundering and Customer Information Security	27

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3.32	Transactions with Affiliates	28
3.33	Brokers; Opinion of Financial Advisor	28
3.34	Intended Tax Treatment	29
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ORRF		29
4.1	Making of Representations and Warranties	29
4.2	Organization, Standing and Authority	29
4.3	Capitalization	29
4.4	Subsidiaries	30
4.5	Corporate Power	31
4.6	Corporate Authority	31
4.7	Non-Contravention	31
4.8	Articles of Incorporation; Bylaws; Corporate Records	32
4.9	Compliance with Laws	32
4.10	Litigation; Regulatory Action	32
4.11	SEC Documents; Financial Reports and Regulatory Reports	33
4.12	Absence of Certain Changes or Events	34
4.13	Taxes and Tax Returns	34
4.14	Employee Benefit Plans	37
4.15	Labor Matters	38
4.16	Insurance	39
4.17	Environmental Matters	40
4.18	Intellectual Property	40
4.19	Personal Data; Privacy Requirements	41
4.20	Material Agreements; Defaults	42
4.21	Property and Leases	43
4.22	Inapplicability of Takeover Laws	44
4.23	Regulatory Capitalization	45
4.24	Loans; Nonperforming and Classified Assets	45
4.25	Deposits	46
4.26	Investment Securities	47
4.27	Investment Management; Trust Activities	47
4.28	Derivative Transactions	47
4.29	Repurchase Agreements	47
4.30	Deposit Insurance	48
4.31	CRA, Anti-money Laundering and Customer Information Security	48
4.32	Transactions with Affiliates	49
4.33	Brokers; Opinion of Financial Advisor	49
4.34	Intended Tax Treatment	49
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		49
5.1	Forbearances	49
ARTICLE VI ADDITIONAL AGREEMENTS		53
6.1	Shareholder Approval	53
6.2	Registration Statement	54
6.3	Press Releases	55
6.4	Access; Information	55
6.5	CVLY No Solicitation	56
6.6	ORRF No Solicitation	58
6.7	Takeover Laws	60
6.8	Shares Listed	61
6.9	Regulatory Applications; Filings; Consents	61
6.10	Indemnification; Directors’ and Officers’ Insurance	61
6.11	Employees and Benefit Plans	62

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6.12	Notification of Certain Matters	64
6.13	Confidentiality Agreement	64
6.14	Certain Tax Matters	64
6.15	Section 16 Votes	64
6.16	Certain Litigation	64
6.17	Classified Loans	65
6.18	Leases	65
6.19	Reasonable Best Efforts	65
6.20	Reorganization	65
6.21	Treatment of CVLY Debt	65
6.22	Corporate Governance	65
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER		66
7.1	Conditions to Each Party’s Obligations to Effect the Merger	66
7.2	Conditions to the Obligations of ORRF	67
7.3	Conditions to the Obligations of CVLY	67
ARTICLE VIII TERMINATION		68
8.1	Termination	68
8.2	Effect of Termination and Abandonment	69
ARTICLE IX MISCELLANEOUS		70
9.1	Standard	70
9.2	Survival	71
9.3	Certain Definitions	71
9.4	Waiver; Amendment	79
9.5	Expenses	80
9.6	Notices	80
9.7	Understanding; No Third Party Beneficiaries	80
9.8	Confidential Supervisory Information	80
9.9	Assignability; Binding Effect	81
9.10	Headings; Interpretation	81
9.11	Counterparts	81
9.12	Governing Law	81
9.13	Specific Performance	81
9.14	Entire Agreement	81
9.15	Severability	82

iii

AGREEMENT AND PLAN OF MERGER, dated as of December 12, 2023 (this “Agreement”), by and between Orrstown Financial Services, Inc., a Pennsylvania corporation (“ORRF”), and Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY”).

RECITALS

WHEREAS, the Board of Directors of ORRF (the “ORRF Board”) and the Board of Directors of CVLY (the “CVLY Board”) have each determined that it is in the best interests of their respective corporations and shareholders to enter into this Agreement and to consummate the strategic business combination provided for herein;

WHEREAS, as a condition to the willingness of ORRF to enter into this Agreement, each of the directors and executive officers of CVLY (the “CVLY Voting Agreement Shareholders”) has entered into a CVLY Voting Agreement, dated as of the date hereof, with ORRF (each a “CVLY Voting Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which each CVLY Voting Agreement Shareholder has agreed, among other things, to vote such CVLY Voting Agreement Shareholder’s shares of common stock, $2.50 par value per share, of CVLY (“CVLY Common Stock”) in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in CVLY Voting Agreement;

WHEREAS, as a condition to the willingness of CVLY to enter into this Agreement, each of the directors and executive officers of ORRF (the “ORRF Voting Agreement Shareholders”) has entered into an ORRF Voting Agreement, dated as of the date hereof, with ORRF (each a “ORRF Voting Agreement”), substantially in the form attached hereto as Exhibit B, pursuant to which each ORRF Voting Agreement Shareholder has agreed, among other things, to vote such ORRF Voting Agreement Shareholder’s shares of common stock, no par value per share, of ORRF (“ORRF Common Stock”) in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the ORRF Voting Agreement;

WHEREAS, ORRF and CVLY intend to effect a merger (the “Merger”) of CVLY with and into ORRF in accordance with this Agreement and the Pennsylvania Business Corporation Law (the “PBCL”), with ORRF to be the surviving entity in the Merger;

WHEREAS, the parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the PBCL and in reliance upon the representations, warranties and covenants set forth herein, at the Effective Time (as defined in Section 1.2), CVLY shall merge with and into ORRF, the separate corporate existence of CVLY shall cease, and ORRF shall survive (ORRF, as the surviving corporation in the Merger, being sometimes referred to herein as the “Surviving Corporation”).

1.2 Effective Time. On the Closing Date (as defined in Section 1.4), as promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, ORRF and CVLY shall execute and file with the Secretary of the Commonwealth of Pennsylvania a statement of merger in a form reasonably satisfactory to ORRF and CVLY, in accordance with the PBCL. The Merger shall become effective on the date and at the time specified of such filing (the “Effective Time”).

1.3 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the PBCL and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of CVLY shall be vested in and assumed by the Surviving Corporation.

1.4 Closing. The transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that will take place by mail or electronic delivery, or, at the option of ORRF, at the offices of Goodwin Procter LLP, 1900 N Street, N.W., Washington, DC 20036, on a date to be specified by the parties, which shall be no later than five Business Days (as defined in Section 9.3) after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof, such day being referred to herein as the “Closing Date.” Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by ORRF and CVLY.

1.5 Articles of Incorporation and Bylaws. The Articles of Incorporation of ORRF, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of ORRF, as amended as set forth in Exhibit C (the “Bylaws Amendment”), shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law.

1.6 Directors of the Surviving Corporation. The directors of the Surviving Corporation shall be as set forth in Section 6.22, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

1.7 Officers of the Surviving Corporation. The executive officers of the Surviving Corporation shall be as set forth in Section 6.22, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

1.8 Bank Merger. ORRF intends to cause the Merger of PeoplesBank, A Codorus Valley Company (the “CVLY Bank”) with and into Orrstown Bank (“ORRF Bank”), with ORRF Bank as the surviving institution (the “Bank Merger”). Following the execution and delivery of this Agreement, ORRF will cause ORRF Bank, and CVLY will cause CVLY Bank, to execute and deliver an agreement and plan of merger in the form attached hereto as Exhibit D (the “Bank Merger Agreement”), effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law (the “Bank Merger Effective Time”). It is intended that the Bank Merger qualify as a “reorganization” under Section 368(a) of the Code, and that the agreement and plan of merger in respect of the Bank Merger constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.9 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE II

MERGER CONSIDERATION AND EXCHANGE PROCEDURES

2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of ORRF, CVLY or any shareholder of CVLY:

(a) Each share of ORRF Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of CVLY Common Stock held in the treasury of CVLY (“Treasury Stock”) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(c) Each share of CVLY Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to 0.875 shares (the “Exchange Ratio”) of ORRF Common Stock (the “Merger Consideration”).

2.2 Rights as Shareholders; Stock Transfers. All shares of CVLY Common Stock, when converted as provided in Section 2.1(c), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and each certificate or direct registration statement (a “Certificate”) previously evidencing such shares shall thereafter represent only the right to receive, for each such share of CVLY Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of ORRF Common Stock in accordance with Section 2.3. At the Effective Time, holders of CVLY Common Stock shall cease to be, and shall have no rights as, shareholders of CVLY, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of ORRF Common Stock as provided under this Article II. After the Effective Time, there shall be no transfers on the stock transfer books of CVLY of shares of CVLY Common Stock, other than transfers of CVLY Common Stock that have occurred prior to the Effective Time.

2.3 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of ORRF Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, ORRF shall pay to each holder of a fractional share of ORRF Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices during the regular session of ORRF Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) for the ten consecutive trading days ending on the fifth Business Day immediately prior to the Closing Date, rounded to the nearest whole cent.

2.4 Withholding. Each of the Exchange Agent (as defined below) and ORRF will be entitled to deduct and withhold from any amounts payable (including ORRF Common Stock deliverable) pursuant to this Agreement to any holder or former holder of shares of CVLY Common Stock such amounts as it is required to be deducted or withheld therefrom pursuant to any Tax laws. The parties hereto agree that, absent any change in law, no deduction or withholding is required with respect to the payment of the Merger Consideration except for any withholding required as the result of any failure to deliver any certificates or forms requested pursuant to this Agreement. To the extent that such amounts are so deducted or withheld they will be (a) paid over to the appropriate Governmental Authority for crediting to the account of the person from whom such amounts were withheld, and (b) treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.5 Adjustments to Preserve Tax Treatment. If either the tax opinion referred to in Section 7.2(b) or the tax opinion referred to in Section 7.3(b) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable U.S. federal income tax principles relating to reorganizations under Section 368(a) of the Code, then ORRF shall increase the Merger Consideration to the minimum extent necessary to enable the relevant tax opinions to be rendered.

2.6 Exchange Procedures.

(a) On or before the Closing Date, for the benefit of the holders of Certificates, (i) ORRF shall cause to be delivered to a bank or trust company designated by ORRF and reasonably satisfactory to CVLY (the “Exchange Agent”), for exchange in accordance with this Article II, certificates or direct registration statements representing the shares of ORRF Common Stock issuable pursuant to this Article II (“New Certificates”) and (ii) ORRF shall deliver, or shall cause to be delivered, to the Exchange Agent an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of ORRF Common Stock (such cash and New Certificates, being hereinafter referred to as the “Exchange Fund”).

(b) As promptly as practicable following the Closing Date but in no event later than five Business Days following the Closing Date, and provided that CVLY has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates, a form of letter of transmittal in a form reasonably satisfactory to ORRF and CVLY (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of CVLY Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Sections 2.1 and 2.3 of this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of shares of ORRF Common Stock (if any) to which such former holder of CVLY Common Stock shall have become entitled pursuant to this Agreement and/or (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of ORRF Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.6(b), each Certificate (other than Certificates representing Treasury Stock) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in Sections 2.1 and 2.3 and any unpaid dividends and distributions thereon as provided in Section 2.6(c). No interest shall be paid or accrued on (x) any cash in lieu of fractional shares or (y) any such unpaid dividends and distributions payable to holders of Certificates.

(c) No dividends or other distributions with a record date after the Effective Time with respect to ORRF Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.6. After the surrender of a Certificate in accordance with this Section 2.6, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of ORRF Common Stock represented by such Certificate.

(d) The Exchange Agent and ORRF, as the case may be, shall not be obligated to deliver a New Certificate or New Certificates representing shares of ORRF Common Stock to which a holder of CVLY Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of CVLY Common Stock for exchange as provided in this Section 2.6, or an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by ORRF. If any New Certificates evidencing shares of ORRF Common Stock are to be issued in a name other than that in which the Certificate evidencing CVLY Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a New Certificate for shares of ORRF Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of CVLY for 12 months after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to ORRF. Any shareholders of CVLY who have not theretofore complied with Section 2.6(b) shall thereafter look only to ORRF for the Merger Consideration deliverable in respect of each share of CVLY Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of CVLY Common Stock are not surrendered on or before the day prior to the date on which such shares of ORRF Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of ORRF (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of CVLY Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. ORRF and the Exchange Agent shall be entitled to rely upon the stock transfer books of CVLY to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of CVLY Common Stock represented by any Certificate, ORRF and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) ORRF (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of CVLY Common Stock such amounts as ORRF is required to deduct and withhold under applicable law. The parties hereto agree that, absent any change in law, no deduction or withholding is required with respect to the payment of the Merger Consideration except for any withholding required as the result of any failure to deliver any certificates or forms requested pursuant to this Agreement. Any amounts so deducted and withheld shall be (i) paid over to the appropriate Governmental Authority for crediting to the account of the person from whom such amounts were withheld and (ii) treated for all purposes of this Agreement as having been paid to the holder of CVLY Common Stock in respect of which such deduction and withholding was made by ORRF.

2.7 Anti-Dilution Provisions. In the event ORRF or CVLY changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of ORRF Common Stock or CVLY Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding ORRF Common Stock or CVLY Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made with regard to ORRF Common Stock if (i) ORRF issues additional shares of ORRF Common Stock and receives consideration for such shares in a bona fide third party transaction or (ii) ORRF issues employee or director stock grants or similar equity awards or shares of ORRF Common Stock underlying the same, in each case, to the extent permitted by the terms of this Agreement.

2.8 Options and Other Stock-Based Awards.

(a) At the Effective Time, each option to purchase CVLY Common Stock (collectively, the “CVLY Stock Options”) under CVLY’s 2007 Long-Term Incentive Plan, as amended, and the 2017 Long-Term Incentive Plan, as amended, and any other similar plan (collectively, the “CVLY Equity Plans”) or otherwise, whether vested or unvested, which is outstanding immediately prior to the Effective Time and which has not been exercised or canceled prior thereto shall automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of CVLY Common Stock and shall be converted into an option to purchase a number of shares of ORRF Common Stock equal to the product of (x) the number of shares of CVLY Common Stock subject to such CVLY Stock Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of CVLY Common Stock of such CVLY Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of ORRF Common Stock purchasable pursuant to the CVLY Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any CVLY Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of ORRF Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each CVLY Stock Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such CVLY Stock Option immediately prior to the Effective Time. At the Effective Time, the CVLY Equity Plans shall terminate and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of CVLY shall be of no further force and effect and shall be deemed to be deleted.

(b) As of the Effective Time, all timed-based restricted stock awards (“CVLY RSAs”) and time-based restricted stock unit awards (“CVLY RSUs”) granted under the CVLY Equity Plans (collectively, “CVLY Restricted Stock”) shall vest in full so as to no longer be subject to any forfeiture or vesting requirements, and all such shares of CVLY Common Stock shall be considered outstanding shares for all purposes of this Agreement, including, without limitation, for purposes of the right to receive the Merger Consideration with respect thereto. In addition, all performance-based restricted stock awards and performance-based restricted stock unit awards (collectively, “CVLY PRSUs”) granted under the CVLY Equity Plans shall vest at the greater of: (i) an assumed achievement of all relevant performance goals at the “target” level or (ii) the actual level of achievement of all relevant performance goals against target as of CVLY’s last fiscal quarter preceding the Closing Date and the award shall become vested pro rata based on the portion of the applicable performance period completed through the Closing Date.

(c) As soon as reasonably practicable following the date of this Agreement, the CVLY Board shall adopt appropriate resolutions or take such other actions as may be required to provide that (i) the 2007 Codorus Valley Bancorp, Inc. Restated Employee Stock Purchase Plan (the “CVLY ESPP”) shall be suspended such that no new offering periods shall commence after the date of this Agreement and participants may not increase payroll deductions under the CVLY ESPP, (ii) the final offering period in effect as of the date of this Agreement will end on the earlier of (A) its regular end date and (B) such date as the Company determines in its sole discretion (provided that such date shall be no later than the date that is five (5) Business Days prior to the Closing (the “Final Exercise Date”)), (iii) each CVLY ESPP participant’s accumulated contributions under the CVLY ESPP for any offering period in effect as of immediately prior to the Final Exercise Date shall be used to purchase shares of CVLY Common Stock in accordance with the terms of the CVLY ESPP as of the Final Exercise Date, (iv) the remaining balance of each participant’s account under the CVLY ESPP shall be returned to the participant in accordance with the terms of the CVLY ESPP, and (v) contingent upon the occurrence of Closing, the CVLY ESPP shall terminate on the date immediately prior to the Closing Date and no further rights shall be granted or exercised under the CVLY ESPP thereafter. All shares of CVLY Common Stock purchased on the Final Exercise Date shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(d) Prior to the Closing, the CVLY Board (or, if appropriate, any committee thereof administering the CVLY Equity Plans) shall adopt such resolutions or take such other actions (including, without limitation, obtaining the consent from any applicable holders of CVLY Stock Options) as may be required to effect the foregoing provisions of this Section 2.8.

2.9 Reservation of Right to Revise Structure. ORRF may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (a) alter or change the amount or kind of the consideration to be issued to holders of CVLY Common Stock, CVLY Stock Options, or CVLY Restricted Stock as currently contemplated in this Agreement, (b) reasonably be expected to materially impede or delay consummation of the Merger or the receipt of the requisite Regulatory Approvals, (c) adversely affect the U.S. federal income tax treatment of holders of CVLY Common Stock in connection with the Merger, (d) require submission to or approval of CVLY’s shareholders after the plan of merger set forth in this Agreement has been approved by CVLY’s shareholders, or (e) require submission to or approval of ORRF’s shareholders after the issuance of the Merger Consideration has been approved by ORRF’s shareholders. In the event that ORRF elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CVLY

3.1 Making of Representations and Warranties.

(a) As a material inducement to ORRF to enter into this Agreement and to consummate the transactions contemplated hereby, CVLY hereby makes to ORRF the representations and warranties contained in this Article III, subject to the standards established by Section 9.1.

(b) On or prior to the date hereof, CVLY has delivered to ORRF a schedule (the “CVLY Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of CVLY’s representations and warranties contained in Article III or the covenants set forth in Article V and Article VI, as applicable, in response to an express disclosure requirement contained in a provision of Article III, Article V or Article VI, as applicable, or as an exception to one or more representations or warranties contained in this Article III or the covenants set forth in Article V and Article VI, as applicable; provided, however, that (i) the section numbers of the CVLY Disclosure Schedules are numbered to correspond to the section numbers of this Agreement to which they refer, (ii) no such item is required to be set forth on the CVLY Disclosure Schedule as an exception to a representation or warranty (x) to the extent that the information has been disclosed in any of the CVLY Reports (as defined below) filed after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risks set forth in any “forward looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) and/or (y) if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1, and (iii) the mere inclusion of an item in the CVLY Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CVLY that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a CVLY Material Adverse Effect. Any disclosure made in the CVLY Disclosure Schedule with respect to a section of Article III shall be deemed to qualify any other section of Article III specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize, on its face, the relevance of such disclosure to such other sections.

3.2 Organization, Standing and Authority. CVLY is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CVLY is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and the regulations of the Board of Governors of the Federal Reserve System (“FRB”) promulgated thereunder. CVLY is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a CVLY Material Adverse Effect (as defined in Section 9.3). A complete and accurate list of all such jurisdictions is set forth on Schedule 3.2 of the CVLY Disclosure Schedule.

3.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of CVLY consists solely of 1,000,000 shares of preferred stock, $2.50 par value per share, of which no shares are issued and outstanding, and 30,000,000 shares of CVLY Common Stock of which 9,883,660 shares are issued and 9,633,666 shares are outstanding, including 42,588 shares of outstanding CVLY RSAs. In addition, as of the date hereof, there are 170,995 shares of CVLY Common Stock reserved for issuance upon exercise or vesting, as applicable, of outstanding CVLY RSUs, and CVLY Stock Options. The outstanding shares of CVLY Common Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive or similar rights (and were not issued in violation of any preemptive or similar rights and the CVLY Board has not granted or approved any such preemptive or similar rights). There are no additional shares of CVLY’s capital stock authorized or reserved for issuance, CVLY has not issued any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and CVLY does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. Except for the CVLY Voting Agreements, there are no agreements to which CVLY is a party with respect to the voting, sale or transfer, or registration of any securities of CVLY. To the Knowledge (as defined in Section 9.3) of CVLY, there are no agreements among other parties, to which CVLY is not a party, with respect to the voting or sale or transfer of any securities of CVLY. All of the issued and outstanding shares of CVLY Common Stock were issued in compliance with applicable securities laws.

(b) There are no outstanding contractual obligations of CVLY to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, CVLY or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary (as defined in Section 9.3) of CVLY.

(c) Schedule 3.3(c) of the CVLY Disclosure Schedule sets forth, as of the date hereof, for each CVLY Stock Option, CVLY RSA, CVLY RSU and other CVLY stock-based award, the name of the grantee, the date of grant, the type of grant, the status of any option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of CVLY Common Stock subject to each award, the vesting schedule of each award, the number of shares of CVLY Common Stock that are currently exercisable or vested with respect to such award, the expiration date, and the exercise price per share for each option grant.

3.4 Subsidiaries.

(a) (i) CVLY owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (ii) no equity securities of any of CVLY’s Subsidiaries are or may become required to be issued (other than to CVLY) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to CVLY or a wholly-owned Subsidiary of CVLY), (iv) there are no contracts, commitments, understandings or arrangements relating to CVLY’s rights to vote or to dispose of such securities and (v) all of the equity securities of each such Subsidiary held by CVLY, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by CVLY free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, “Liens”).

(b) Schedule 3.4(b) of the CVLY Disclosure Schedule sets forth all Persons that CVLY directly or indirectly owns or controls within the meaning of the BHCA (other than in a bona fide fiduciary capacity for persons other than those described in 12 U.S.C. § 1841(g)(2) or in satisfaction of a debt previously contracted and not for a longer period of time than allowed by applicable law), as well as any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, or any securities or interests exercisable for or convertible into any such equity securities or similar interests that are held, directly or indirectly, by CVLY or its Subsidiaries.

(c) Each of CVLY’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a CVLY Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.4(c) of the CVLY Disclosure Schedule.

(d) Each of CVLY’s Subsidiaries is engaged solely in activities that are permissible for a subsidiary of a bank holding company that has not made an election under 12 U.S.C. § 1843(l) and, each of CVLY’s Subsidiaries that is a Subsidiary of CVLY Bank is engaged solely in activities that are permissible for CVLY Bank, at locations where CVLY Bank may engage in such activities and subject to the same requirements as would apply to such activities if conducted by CVLY Bank.

3.5 Corporate Power. Each of CVLY and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and CVLY has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of Regulatory Approvals (as defined in Section 9.3) and the CVLY Shareholder Approval (as defined in Section 6.1).

3.6 Corporate Authority.

(a) This Agreement and the transactions contemplated hereby, subject to approval by the holders of the shares of CVLY Common Stock as required by law, have been authorized by all necessary corporate action of CVLY and the CVLY Board. The CVLY Board (i) unanimously approved the Merger and this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of CVLY Common Stock, (ii) directed that the Merger be submitted for consideration at a meeting of the shareholders of CVLY, and (iii) unanimously resolved to recommend that the holders of CVLY Common Stock vote for the approval of the Merger at a meeting of the shareholders of CVLY. CVLY has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by ORRF, this Agreement is a legal, valid and binding agreement of CVLY, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). The affirmative vote of the holders of a majority of the CVLY Common Stock having voting power, present in person or by proxy, at the CVLY Meeting (as defined in Section 6.1) as referenced in Section 3.7 below is the only vote of any class of capital stock of CVLY required by the PBCL, the Articles of Incorporation of CVLY or the Bylaws of CVLY to approve this Agreement, the Merger and the transactions contemplated hereby.

(b) In connection with the Merger and the transaction contemplated by this Agreement, holders of shares of CVLY Common Stock are not entitled to any rights of a dissenting shareholder under Title 15, Section 1571 of the PBCL, “appraisal”, “dissenters”, rights to receive “fair value” for shares, or any other similar rights under the PBCL or otherwise.

3.7 Non-Contravention.

(a) Subject to the receipt of the Regulatory Approvals and compliance with any conditions contained therein, the required filings under federal and state securities laws and the affirmative vote of the holders of a majority of CVLY Common Stock having voting power, present in person or by proxy at the CVLY Meeting, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by CVLY do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of CVLY or any of its Subsidiaries or to which CVLY or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, CVLY’s Articles of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority (as defined in Section 9.3) under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date hereof, CVLY has no Knowledge of any reason relating to CVLY or CVLY Bank (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition (as defined in Section 6.9) would be imposed.

3.8 Articles of Incorporation; Bylaws; Corporate Records. CVLY has made available to ORRF a complete and correct copy of its Articles of Incorporation and Bylaws or equivalent organizational documents, each as amended to date, of CVLY and each of its Subsidiaries. CVLY is not in violation of any of the terms of its Articles of Incorporation or Bylaws. The minute books of CVLY and each of its Subsidiaries contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors).

3.9 Compliance with Laws. CVLY and each of its Subsidiaries:

(a) has been for the three years prior to the date of this Agreement and is in compliance in all material respects with all applicable federal, state, and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act, the CRA (as defined in Section 3.31), and other federal, state, local and foreign laws regulating lending, and all other applicable fair lending laws and other laws relating to discriminatory business practices and record retention (“Finance Laws”). In addition, there is no pending or, to the Knowledge of CVLY, threatened charge, action or proceeding by any Governmental Authority that CVLY or any of its Subsidiaries has violated, nor any pending or, to the Knowledge of CVLY, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws;

(b) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are material to their businesses and required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of CVLY, no suspension or cancellation of any of them is threatened; and

(c) has received, since January 1, 2023, no notification or communication from any Governmental Authority (i) asserting that CVLY or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by CVLY within a certain time period or indefinitely (nor, to the Knowledge of CVLY, do any grounds for any of the foregoing exist).

(d) This Section 3.9 shall not require the disclosure of any confidential supervisory information that may not be disclosed by law.

3.10 Litigation; Regulatory Action.

(a) No litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against CVLY or any of its Subsidiaries and, to the Knowledge of CVLY, (i) no such litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Neither CVLY nor any of its Subsidiaries is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of CVLY or any of its Subsidiaries (including, without limitation, the FRB, the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities (“DOBS”)). Neither CVLY nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated banks or financial holding companies or their subsidiaries.

(c) Neither CVLY nor any of its Subsidiaries has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

3.11 SEC Documents; Financial Reports and Regulatory Reports.

(a) CVLY’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended December 31, 2022 (the “CVLY Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by CVLY or any of its Subsidiaries subsequent to January 1, 2020 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “CVLY SEC Documents”), with the Securities and Exchange Commission (“SEC”), and all of the CVLY SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the statements of financial condition contained in or incorporated by reference into any such CVLY SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such statement of financial condition relates as of its date, and each of the statements of operations and changes in shareholders’ equity and cash flows or equivalent statements in such

CVLY SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated statement of financial condition of CVLY and its Subsidiaries contained in the CVLY Form 10-K (the “CVLY Balance Sheet”) and, except for liabilities reflected in the CVLY SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since January 1, 2023, neither CVLY nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated statement of financial condition or in the notes thereto.

(b) If, and solely to the extent, applicable to entities that are classified as “non-accelerated filers” and “smaller reporting companies” (each as defined under Rule 12b-2 of the Exchange Act), CVLY and each of its Subsidiaries, officers and directors are in compliance with, and have complied with, (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules and regulations promulgated under such act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. CVLY (iii) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (iv) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the CVLY Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CVLY’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in CVLY’s internal control over financial reporting.

(c) Since January 1, 2023, CVLY and its Subsidiaries have duly and timely filed with the FRB, the FDIC, DOBS and any other applicable Governmental Authority, in correct form, the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.

3.12 Absence of Certain Changes or Events. Except as otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable law, since January 1, 2023, there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of CVLY or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a CVLY Material Adverse Effect, (ii) any material change by CVLY or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by CVLY’s independent registered public accounting firm, (iii)any entry by CVLY or any of its Subsidiaries into any contract or commitment of more than $200,000 per annum, other than loans and loan commitments in the ordinary course of business, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of CVLY or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice or with respect to shares tendered in payment for the exercise of stock options or withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or upon the exercise of stock options, (v) establishment or amendment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to any directors or executive officers of CVLY or any of its Subsidiaries, or any contract or arrangement entered into to make or grant any severance or termination pay, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of CVLY or any of its Subsidiaries, (vi) any material closing agreement, settlement, election or other action made by CVLY or any of its Subsidiaries for U.S. federal or state income tax purposes, (vii) any material change in the credit policies or procedures of CVLY or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, other than any changes which have been disclosed in writing to ORRF, (viii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into, other than loans and loan commitments, or (ix) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

3.13 Taxes and Tax Returns. For purposes of this Section 3.13, any reference to CVLY or its Subsidiaries shall be deemed to include a reference to CVLY’s predecessors or the predecessors of CVLY’s Subsidiaries, respectively, except where explicitly inconsistent with the language of this Section 3.13.

(a) Each of CVLY and its Subsidiaries has (i) timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid in full (or there has been timely paid in full on its behalf) all Taxes (as defined in Section 9.3) required to have been paid by it.

(b) The unpaid Taxes of CVLY and its Subsidiaries (i) did not, as of September 30, 2023, exceed the accrued Tax liability (rather than any deferred income Tax liability established to reflect timing differences between book and Tax income) included in CVLY’s unaudited statement of financial condition as of September 30, 2023 set forth in the CVLY SEC Documents and (ii) will not exceed the accrued Tax liability as adjusted for transactions or operations in the ordinary course of business through the Closing Date in accordance with the past custom and practice of CVLY and its Subsidiaries in filing their Tax Returns.

(c) There are no Liens for Taxes upon any property or assets of CVLY or any of its Subsidiaries, except for Liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings (and for which adequate accruals have been established in CVLY’s audited consolidated financial statements in accordance with GAAP).

(d) (i) Proper and accurate amounts have been withheld by CVLY and each of its Subsidiaries from its respective employees, independent contractors, creditors, shareholders, depositors, and other payees for all periods in compliance with the tax withholding provisions of applicable U.S. federal, state, county and local laws; (ii) U.S. federal, state, county and local returns that are accurate and complete have been filed by CVLY and each of its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and Medicare and unemployment taxes, and information reporting (including IRS Forms 1098 and 1099) and backup and nonresident withholding; (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by CVLY in its consolidated financial statements for the period ended June 30, 2023, or, with respect to returns filed after the date hereof, have been or will be so paid or provided for in the consolidated financial statements of CVLY for the period covered by such returns; and (iv) CVLY and its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices from the Internal Revenue Service (“IRS”) in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, shareholders, or payees.

(e) As of the date of this Agreement, no U.S. federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of CVLY or any of its Subsidiaries, and none of CVLY or its Subsidiaries has received written notice of any pending or proposed claims, audits or proceedings with respect to Taxes.

(f) None of CVLY or any of its Subsidiaries has granted in writing any power of attorney with respect to any Taxes or Tax Returns that will survive the Closing.

(g) None of CVLY or any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed, and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of CVLY or any of its Subsidiaries, in each case, other than pursuant to an extension of time to file Tax Returns obtained in the ordinary course and consistent with past practice.

(h) None of CVLY or any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes other than (i) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes and (ii) any agreement or arrangement solely between or among CVLY and/or any of its Subsidiaries.

(i) The U.S. federal income Tax Returns of CVLY and its Subsidiaries have been examined and any disputes relating thereto have been settled with the IRS (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including December 31, 2022.

(j) None of CVLY or any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only CVLY and its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year. None of CVLY or any of its Subsidiaries has any liability for the Taxes of any Person (other than CVLY or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise pursuant to operation of law.

(k) None of CVLY or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code within the last two (2) years.

(l) Each of CVLY and its Subsidiaries currently computes its taxable income exclusively using the accrual method of accounting and has exclusively used the accrual method of accounting to compute its taxable income for all taxable years ending after December 31, 2019. None of CVLY or any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year ending after December 31, 2019, and the IRS has not initiated or proposed any such adjustment. None of CVLY or its Subsidiaries will be required to include amounts in income, or to exclude items of deduction, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. CVLY is not and has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code. No property of any of CVLY or its Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(m) There have not been, within two years of the date of this Agreement, any (i) redemptions by CVLY or any of its Subsidiaries, (ii) transfers or dispositions of property by CVLY or any of its Subsidiaries for which CVLY or any of its Subsidiaries did not receive adequate consideration, or (iii) distributions to the holders of CVLY Common Stock with respect to their stock other than distributions of cash in the ordinary course of business.

(n) No claim has ever been made by any Governmental Authority in a jurisdiction where CVLY or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(o) CVLY and its Subsidiaries have made available to ORRF correct and complete copies of (i) all of their material Tax Returns filed within the past three years; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five years relating to the U.S. federal, state, local or foreign Taxes due from or with respect to CVLY or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by CVLY or any of its Subsidiaries with any Governmental Authority within the past five years with respect to Taxes.

(p) None of CVLY or any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied by it, and to the Knowledge of CVLY, no such deficiency or assessment is proposed.

(q) None of CVLY or any of its Subsidiaries has ever participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any predecessor provision), and each of CVLY and its Subsidiaries has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 or Section 6662A of the Code.

(r) None of CVLY or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed prior to the Closing; (ii) intercompany transactions entered into prior to the Closing or any excess loss account as of the Closing Date, each as described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; or (v) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of CVLY or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date.

(s) CVLY operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Section 1.368-1(d) of the Treasury Regulations.

(t) As of the date hereof, CVLY is aware of no reason why the Merger would fail to qualify as a “reorganization” under Section 368(a) of the Code.

3.14 Employee Benefit Plans.

(a) Schedule 3.14(a) of the CVLY Disclosure Schedule sets forth a true, complete and correct list of every Employee Program (as defined below) that is sponsored or maintained by CVLY or any of its ERISA Affiliates (as defined below), or with respect to which CVLY or any of its ERISA Affiliates has or may have any liability (including by reason of being or having been an ERISA Affiliates with any other Person) (the “CVLY Employee Programs”).

(b) True, complete and correct copies of the following documents, with respect to each CVLY Employee Program, where applicable, have previously been made available to ORRF: (i) all documents embodying or governing such CVLY Employee Program (or, for unwritten CVLY Employee Programs, a written description of the material terms of such CVLY Employee Program) and any funding medium for the CVLY Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the two most recently filed IRS Forms 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any government agency.

(c) Each CVLY Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such CVLY Employee Program for any period for which such CVLY Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of CVLY, no event or omission has occurred that would cause any CVLY Employee Program to lose such qualification or require corrective action under the IRS Employee Plans Compliance Resolution System to maintain such qualification.

(d) Each CVLY Employee Program is, and has been established, operated, and administered in all material respects in compliance with its terms and with applicable laws and regulations and, including without limitation ERISA, the Code, and the Affordable Care Act. No CVLY Employee Program is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of CVLY, threatened with respect to any CVLY Employee Program or any fiduciary or service provider thereof, and, to the Knowledge of CVLY, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all CVLY Employee Programs either have been timely made or have been accrued in accordance with the terms of the applicable CVLY Employee Program and applicable law. The CVLY Employee Programs satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.

(e) Neither CVLY nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither CVLY nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(f) Neither CVLY nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law or by any employment or change in control agreement listed on Schedule 3.14(a) of the CVLY Disclosure Schedule) and CVLY has never promised to provide such post-termination benefits.

(g) Each CVLY Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any CVLY Employee Program is, or to the Knowledge of CVLY, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(h) No CVLY Employee Program is subject to the laws of any jurisdiction outside the United States.

(i) No CVLY Employee Program provides for any tax “gross-up” or similar “make-whole” payments.

(j) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of CVLY or any of its ERISA Affiliates; (ii) limit the right of CVLY or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any CVLY Employee Program or related trust; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(k) For purposes of this Agreement:

(i) “Employee Program” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, stock ownership, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs, agreements or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iii) An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers any current or former employee, officer or director of such entity (or their spouses, dependents, or beneficiaries).

(iv) An “ERISA Affiliate” of one entity means any other entity, trade or business that is, or at any applicable time was, a member of a group described in Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity.

(v) “Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

3.15 Labor Matters.

(a) Schedule 3.15(a)(i) of the CVLY Disclosure Schedule contains a complete and accurate list of all present employees of CVLY or any of its Subsidiaries as of the date of this Agreement, setting forth for each employee: his or her position or title; whether classified as exempt or non-exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the employee’s actual annual base salary or other rates of compensation; bonus potential; date of hire; and business location. Schedule 3.15(a)(ii) of the CVLY Disclosure Schedule contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other servants or agents employed, engaged or used with respect to the operation of the Business and classified by CVLY or a Subsidiary as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages paid by CVLY and reported on a Form W-2 (collectively, “Contingent Workers”), showing for each Contingent Worker such Contingent Worker’s (A) role in the Business, and (B) fee or other compensation arrangements.

(b) To the Knowledge of CVLY, CVLY and its Subsidiaries are, and since at least January 1, 2020 have been, in material compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. CVLY and its Subsidiaries currently classify and have properly classified each of their employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws since at least January 1, 2020. To the extent that any Contingent Workers are engaged by CVLY or any of its Subsidiaries, CVLY currently classifies and has properly classified and treated them as Contingent Workers (as distinguished from Form W-2 employees) in accordance with applicable law and for the purpose of all employee benefit plans and perquisites since at least January 1, 2020 and there are no arrearages in the payment of fees or other compensation due to any such Contingent Workers.

(c) Since at least January 1, 2023, neither CVLY nor any of its Subsidiaries has been involved in any way in any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or investigation of alleged employee misconduct, in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices).

(d) Since at least January 1, 2023, no allegations of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation have been made to CVLY or any Subsidiary against any employee, director or Contingent Worker of CVLY or any Subsidiary. To the Knowledge of CVLY, there are no facts that may reasonably be expected to give rise to a claim of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation against or involving CVLY or any Subsidiary or any CVLY or Subsidiary employee, director or Contingent Worker.

(e) Since January 1, 2023, (i) no officer’s employment with CVLY or any Subsidiary has been terminated for any reason; and (ii) to the Knowledge of CVLY, no officer, or group of employees or Contingent Workers, has expressed any plans to terminate his, her or its employment or service arrangement with CVLY or any Subsidiary.

(f) Neither CVLY nor any Subsidiary has experienced a “plant closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of CVLY or any Subsidiary or one or more facilities or operating units within any site of employment or facility of CVLY or any Subsidiary. Schedule 3.15(f) of the CVLY Disclosure Schedule sets forth the names of employees or Contingent Workers who terminated employment with CVLY or any Subsidiary during the 90-day period preceding the date hereof.

(g) All employees of CVLY and any Subsidiary are employed at-will.

(h) Since at least January 1, 2020, to the Knowledge of CVLY, CVLY and each Subsidiary has paid and continues to pay each of its employees in a manner that complies with the requirements of the Equal Pay Act and/or any other federal, state, or local laws or regulations pertaining to the equal pay of employees.

(i) Schedule 3.15(i) of the CVLY Disclosure Schedule identifies each employee of CVLY or any Subsidiary who is subject to a non-competition and/or non-solicitation agreement with CVLY or any Subsidiary and includes a form of each such agreement.

3.16 Insurance. CVLY and each of its Subsidiaries is insured, and during each of the past three calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 3.16 of the CVLY Disclosure Schedule lists all insurance policies maintained by CVLY and each of its Subsidiaries as of the date hereof, including, without limitation, any bank-owned life insurance policies (“BOLI”). All of the policies and bonds maintained by CVLY or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the Knowledge of CVLY, no such claim has been denied. Neither CVLY nor any of its Subsidiaries is in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The value of the BOLI set forth on Schedule 3.16 of the CVLY Disclosure Schedule is fairly and accurately reflected on the CVLY Balance Sheet. The BOLI, and any other life insurance policies on the lives of any current and former officers and directors of CVLY and its Subsidiaries that are maintained by CVLY or any such Subsidiary or otherwise reflected on the CVLY Balance Sheet are, and will at the Effective Time be, owned by CVLY or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers, directors or members of their families. Any BOLI policy owned by CVLY or any Subsidiary of CVLY complies with the requirements of 12 C.F.R. § 248.10(c)(7) or, in the case of a BOLI policy owned by CVLY Bank, 12 C.F.R. § 351.10(c)(7).

3.17 Environmental Matters.

(a) Each of CVLY and its Subsidiaries and each property owned, leased or operated by any of them (“CVLY Property”) and, to the Knowledge of CVLY, the Loan Properties (as defined below), are in compliance in all material respects with all Environmental Laws (as defined below).

(b) There is no suit, claim, action or proceeding pending or, to the Knowledge of CVLY, threatened, in which CVLY or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material (as defined below) at, in, to, on, from or affecting a CVLY Property, a Loan Property, or any property previously owned, operated or leased by CVLY or any of its Subsidiaries.

(c) Neither CVLY nor any of its Subsidiaries, nor to the Knowledge of CVLY, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in Section 3.17(b) above could reasonably be based.

(d) During the period of (i) CVLY’s or any of its Subsidiaries’ ownership, tenancy or operation of any CVLY Property or (ii) CVLY’s or any of its Subsidiaries’ holding of a security interest in any Loan Property, to the Knowledge of CVLY, there has been no release of Hazardous Material at, in, to, on, from or affecting such CVLY Property or Loan Property, and no Hazardous Material is present at, in, on, or under any such CVLY Property or Loan Property that would reasonably be expected to result in any material liabilities to CVLY or any of its Subsidiaries pursuant to any Environmental Law.

(e) Neither CVLY nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. Section 9601 et seq. (“CERCLA”)) of any Loan Property and there are no Participation Facilities (as defined below).

3.18 Intellectual Property.

(a) Schedule 3.18(a) of the CVLY Disclosure Schedule contains a complete and accurate list of all registered and material unregistered Marks (as defined below) and Patents (as defined below) owned or purported to be owned by CVLY and its Subsidiaries or used or held for use by CVLY and its Subsidiaries in the Business (as defined below).

(b) CVLY and its Subsidiaries exclusively own or possess adequate and enforceable rights to use, without payment to a third party, all of CVLY’s Intellectual Property Assets (as defined below) necessary for the operation of the Business, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements;

(c) all of CVLY’s Intellectual Property Assets owned or purported to be owned by CVLY or any of its Subsidiaries which have been issued by or registered with the U.S. Patent and Trademark Office, domain registration service, or in any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable;

(d) there are no pending, or, to the Knowledge of CVLY, threatened claims against CVLY or any of its Subsidiaries alleging that any activity by CVLY or any of its Subsidiaries or any Product (as defined below) infringes on or violates (or in the past infringed on or violated) the rights of others in or to any Intellectual Property Assets (“Third Party Rights”) or that any of CVLY’s Intellectual Property Assets is invalid or unenforceable;

(e) CVLY and its Subsidiaries have obtained and possess valid licenses in sufficient numbers to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Business;

(f) neither any activity of CVLY or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) any Third Party Right, other than the rights of any person or entity under any patent, and to CVLY’s Knowledge, neither any activity of CVLY or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) the rights of any person or entity under any patent;

(g) to the Knowledge of CVLY, no third party is violating or infringing any of CVLY’s Intellectual Property Assets;

(h) CVLY and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets (as defined below) owned by CVLY and its Subsidiaries or used or held for use by CVLY and its Subsidiaries in the Business; and

(i) Since January 1, 2020, all computer systems, servers, network equipment and other computer hardware and software owned, leased or licensed by CVLY and its Subsidiaries and used in the Business (“CVLY IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of CVLY and its Subsidiaries. CVLY and its Subsidiaries have (i) continuously operated in a manner to preserve and maintain the performance, security and integrity of CVLY IT Systems (and all software, information or data stored on any CVLY IT Systems), (ii) continuously maintained all licenses necessary to use its CVLY IT Systems, and (iii) maintain reasonable documentation regarding all CVLY IT Systems, their methods of operation and their support and maintenance. During the two-year period prior to the date of this Agreement, there has been no failure with respect to any CVLY IT Systems that has had a material effect on the operations of the Business nor has there been any unauthorized access to or use of any CVLY IT Systems.

3.19 Personal Data; Privacy Requirements.

(a) Each of CVLY and its Subsidiaries complies and has at all times complied in all material respects with all (i) applicable Privacy Laws (as defined in Section 9.3), (ii) regulatory, industry, and self-regulatory guidelines and codes, including the Payment Card Industry Data Security Standard and all other rules of the payment card brands, that are legally binding on CVLY and its Subsidiaries relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of personal information, (iii) all privacy policies published on each web site of CVLY or any of its Subsidiaries or otherwise communicated by CVLY or any of its Subsidiaries in writing to users of any such web site and other third parties, and (iv) any contractual commitment made by CVLY or any of its Subsidiaries with respect to such Personal Information (the “CVLY Privacy Requirements”). CVLY and each of its Subsidiaries maintains a privacy policy that incorporates all disclosures to data subjects required by applicable CVLY Privacy Requirements and none of the disclosures made or contained in such privacy policy has been materially inaccurate, misleading or deceptive or in violation of applicable CVLY Privacy Requirements in any material respects.

(b) CVLY has adopted a written information security program approved by the CVLY Board. Such information security program meets the requirements of all applicable information security laws (collectively, the “Information Security Requirements”) and includes functioning security measures designed to protect all Personal Information under CVLY’s control and/or in its possession and to protect such Personal Information from unauthorized access or use by any parties. CVLY has (i) implemented reasonable procedures to detect data security incidents and (ii) implemented and monitored compliance with such procedures with respect to technical and physical security to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse.

(c) Since January 1, 2020, CVLY has: (i) conducted and conducts vulnerability testing, risk assessments, and audits of, and tracks security incidents related to, CVLY IT Systems and Products of CVLY and its Subsidiaries (collectively, “CVLY Information Security Reviews”); and (ii) corrected any critical exceptions or vulnerabilities identified in such CVLY Information Security Reviews. CVLY has employed commercially reasonable disaster recovery and business continuity plans, procedures and facilities and has taken commercially reasonable steps to safeguard the CVLY IT Systems. CVLY provides its employees with regular training on privacy and data security matters.

(d) In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of CVLY, to the extent required under applicable Privacy Laws, CVLY has entered into written data processing agreements with any such third party in accordance with the requirements of applicable CVLY Privacy Requirements.

(e) To the Knowledge of CVLY, there have been no material data security incidents, personal data breaches or other adverse events or incidents involving unauthorized use and access to Personal Information in the custody and control of CVLY or any of its Subsidiaries or any service provider acting on behalf of CVLY or any of its Subsidiaries. CVLY has a data breach response plan in place and tests this plan on a no less than an annual basis.

(f) The consummation of any of the transactions contemplated hereby will not violate any applicable CVLY Privacy Requirements.

(g) In the five years prior to the date of this Agreement, neither CVLY nor any of its Subsidiaries has received any correspondence relating to, or written notice of any proceedings, claims, investigations or alleged violations of, applicable CVLY Privacy Requirements from any Person or Governmental Authority, and, to the Knowledge of CVLY, (i) there is no such ongoing proceeding, claim, investigation or allegation (ii) nor are there any facts or circumstances which could reasonably serve as the basis for any proceedings, claims, investigations or alleged violations of, applicable CVLY Privacy Requirements from any Person or Governmental Authority.

(h) CVLY and its Subsidiaries do not distribute marketing communications to any Person except in accordance with applicable CVLY Privacy Requirements.

(i) To the Knowledge of CVLY, CVLY is not subject to the California Consumer Privacy Act (“CCPA”) or the European General Data Protection Regulation (“GDPR”) and has not engaged in any activities that would cause it to be required to comply with the CCPA or the GDPR.

3.20 Material Agreements; Defaults.

(a) Except for this Agreement, the organizational documents of CVLY and its Subsidiaries and the transactions contemplated hereby, neither CVLY nor any of its Subsidiaries is a party to or is bound by any agreement, contract, arrangement, commitment or understanding (whether written or oral), or amendment thereto, (i) with respect to the employment or service of any directors, officers, employees or consultants, including without limitation with respect to the termination of any such employment or service; (ii) which would entitle any present or former director, officer, employee or agent of CVLY or any of its Subsidiaries to indemnification from CVLY or any of its Subsidiaries; (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (iv) by and among CVLY or any of its Subsidiaries, and/or any Affiliate thereof, other than intercompany agreements entered into in the ordinary course of business consistent with past practice; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of CVLY or any of its Subsidiaries; (vi) which provides for payments in excess of $100,000 to be made by CVLY or any of its Subsidiaries upon a change in control thereof; (vii) which provides for the lease of personal property having a value in excess of $250,000 individually or $500,000 in the aggregate; (viii) which relates to capital expenditures and involves future payments in excess of $250,000 individually or $500,000 in the aggregate; (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of CVLY’s business consistent with past practice; (x) which is not terminable on 60 days or less notice and involving the payment of more than $200,000 per annum; or (xi) which materially restricts the conduct of any business by CVLY or any of its Subsidiaries. Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 3.20(a), whether or not set forth on Schedule 3.20(a) of the CVLY Disclosure Schedule, is referred to herein as a “CVLY Material Contract.” CVLY has previously made available to ORRF complete and correct copies of all CVLY Material Contracts, including any and all amendments and modifications thereto.

(b) Each CVLY Material Contract is legal, valid and binding upon CVLY or its Subsidiaries, as the case may be, and to the Knowledge of CVLY, all other parties thereto, and is in full force and effect. Neither CVLY nor any of its Subsidiaries is in breach of or default under any CVLY Material Contract, or any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of CVLY, no other party to any CVLY Material Contract is in breach of or default under such CVLY Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.21 Property and Leases.

(a) Each of CVLY and its Subsidiaries has good and marketable title to all the real property and all other property owned by it and included in the CVLY Balance Sheet, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the CVLY Balance Sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith and reserves established therefor, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of CVLY or any of its Subsidiaries consistent with past practice, none of which have a material impact on the use or value of the applicable real or other property, (v) recorded easements, covenants or restrictions, together with all matters which would be shown on an accurate survey or inspection of all of the real property, (vi) liens which encumber the fee interest of any real property subject to a CVLY Lease (as defined below), and (vii) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by CVLY’s Subsidiaries acting in a fiduciary capacity. Neither CVLY nor any of its Subsidiaries has received written notice of any violation of any recorded easements, covenants or restrictions affecting all the real property and all other property interests owned or leased by it and included on the CVLY Balance Sheet that would reasonably be expected to require expenditures by CVLY or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted thereon, and, to the Knowledge of CVLY, no other party is in violation of any such easements, covenants or restrictions.

(b) Each lease or sublease of real property to which CVLY or any of its Subsidiaries is a party is listed on Schedule 3.21(b) of the CVLY Disclosure Schedule, including all amendments and modifications thereto, and is in full force and effect (the “CVLY Leases”). There exists no material breach or default under any CVLY Leases by CVLY or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by CVLY or any of its Subsidiaries, and, to the Knowledge of CVLY, there exists no material breach or default under any such CVLY Leases or sublease by any other party, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by such other party. CVLY has previously made available to ORRF complete and correct copies of all CVLY Leases, including all amendments and modifications thereto. The CVLY Leases are in full force and effect, enforceable in accordance with their terms and constitute binding obligations of CVLY or Subsidiary, as applicable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Schedule 3.21(b) of the CVLY Disclosure Schedule includes a list of all security deposits held under CVLY Leases and no such security deposit under the CVLY Leases has been applied in respect of a breach or default under such CVLY Leases; neither CVLY nor any

Subsidiary of CVLY owes, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to such CVLY Leases; there are no outstanding tenant improvements, free rent, or other landlord inducement costs in favor of CVLY; all rents, legal deposits and additional guarantees and any other amounts or charges to the extent due and payable under CVLY Leases have been paid; none of CVLY or any Subsidiary of CVLY has received any written notice of any intention to terminate, any CVLY Lease; there are no leases, subleases, licenses, concessions or any other contracts or agreements granting to any person other than CVLY or any Subsidiary of CVLY any right to the possession, use, occupancy or enjoyment of any leased real property that is the subject of a Lease; and neither CVLY nor any Subsidiary of CVLY has collaterally assigned or granted any security interest in such Lease or any interest therein.

(c) Schedule 3.21(c) of the CVLY Disclosure Schedule sets forth a complete and accurate list of all real property owned by CVLY or any of its Subsidiaries (the “CVLY Owned Real Property”). Schedule 3.21(c) of the CVLY Disclosure Schedule contains a true, correct and accurate rent roll listing all tenants who lease space in the CVLY Owned Real Property, the rent paid, term, and security deposit. True, correct and complete copies of all leases to tenants who lease space in the CVLY Owned Real Property have been made available to ORRF. No tenant or other party in possession of any of such property has any right to purchase, or holds any right of first refusal to purchase, right of first offer or any similar rights with respect to such properties. CVLY has made available to ORRF the most current copies of policies of title insurance in its possession for the CVLY Owned Real Property, and no claim has been made against any such policy which remains pending. CVLY has made available to ORRF copies of the most recent surveys and copies of deeds in its possession evidencing fee simple title for the CVLY Owned Real Property together with copies of all documents listed as exceptions on such title policy to the extent in its possession. There are no management agreements pursuant to which any third party manages or operates any CVLY Owned Real Property or any portion thereof (the “CVLY Management Agreement Documents”). Correct and complete copies of any CVLY Management Agreement Documents have been provided to ORRF. Each of any such CVLY Management Agreement Documents is valid and binding on CVLY or its Subsidiary, and, to the Knowledge of CVLY, each other party thereto, subject, in each case, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and is in full force and effect. Neither CVLY nor any of its Subsidiaries has received written notice that it is in default of any obligations under any Management Agreement Document, and, to the Knowledge of CVLY, the manager under such Management Agreement Document has not received written notice that it is in default of its obligations under such Management Agreement Document.

(d) CVLY has not received written notice that any of the properties required to be listed on Schedule 3.21(b) or Schedule 3.21(c) of the CVLY Disclosure Schedule, or the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law, ordinance, rule or regulation in any respect that would reasonably be expected to require expenditures by CVLY or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted there. The plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.21(c) of the CVLY Disclosure Schedule, and to the Knowledge of CVLY, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.21(b) of the CVLY Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the Knowledge of CVLY, there are no condemnation or appropriation proceedings pending or threatened against any of such properties or any plants, buildings or other structures thereon. (A) there are no pending or, to the Knowledge of CVLY, written threatened condemnation proceedings, suits or administrative actions relating to such real property or other matters materially affecting adversely the current use, occupancy or value thereof; (B) there is no renovation or construction project currently being performed or contemplated at such CVLY Owned Real Property; (C) such real property is occupied under a valid and current certificate of occupancy or similar permit and, to the Knowledge of CVLY, there are no facts that would prevent such real property from being occupied by ORRF, after the Closing Date in the same manner as occupied by CVLY and/or its Subsidiaries immediately prior to the Closing; (D) CVLY has not entered into any other contract for the sale of such real property or any constituent or portion thereof; and (E) there are no disputes, claims, litigations, investigations, and proceedings affecting such real property which would have a material adverse effect on the real property.

3.22 Inapplicability of Takeover Laws. CVLY has taken all action required to be taken by it in order to render inapplicable to the Merger, this Agreement, the CVLY Voting Agreements and the transactions contemplated hereby and thereby the restrictions on business combinations contained in the PBCL and the restrictions contained in CVLY’s Articles of Incorporation. No other “business combination”, “control share acquisition”, “fair price”, “moratorium” or other takeover or anti-takeover statute or similar federal or state law (“Takeover Laws”) are applicable to the Merger, this Agreement, the CVLY Voting Agreements and the transactions contemplated thereby.

3.23 Regulatory Capitalization. CVLY and CVLY Bank are, and immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB and the FDIC.

3.24 Loans; Nonperforming and Classified Assets.

(a) Each loan agreement, note or borrowing arrangement, including, without limitation, mortgage loans, home equity loans, and lines of credit, personal loans, business loans, portions of outstanding lines of credit, credit card accounts, and loan commitments, on CVLY’s or its applicable Subsidiary’s books and records (collectively, “CVLY Loans”) (i) is evidenced by notes, agreements, other evidences of indebtedness, security instruments (if applicable) necessary to enforce such CVLY Loan; (ii) represents the legal, valid and binding obligation of the related borrower, enforceable in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies; and (iii) complies with applicable law in all material respects, including the Finance Laws and any other applicable lending and servicing laws and regulations. With respect to each CVLY Loan, to the extent applicable, the CVLY Loan file contains all material agreements, other evidences of indebtedness, security instruments and financing statements necessary to enforce the related CVLY Loan. Each CVLY Loan document is free of material fraud and any misrepresentation, if executed is signed by the persons it purports to be signed by, and witnessed or, as appropriate, notarized by the persons whose signatures appear as witnesses or notaries.

(b) Other than CVLY Loans that have been pledged to the Federal Home Loan Bank of Pittsburgh or the Federal Reserve Bank of New York in the ordinary course of business, no CVLY Loan has been assigned or pledged, and CVLY or its applicable Subsidiary has good and marketable title thereto, without any basis for forfeiture thereof, and CVLY or its applicable Subsidiary is the sole owner and holder of CVLY Loans free and clear of any and all Liens other than a Lien of CVLY or its applicable Subsidiary.

(c) Other than exceptions approved in accordance with applicable policies in the ordinary course of business, each CVLY Loan, to the extent secured by a Lien of CVLY or its applicable Subsidiary, is secured by a valid, perfected and enforceable Lien of CVLY or its applicable Subsidiary in the collateral for such CVLY Loan.

(d) Each CVLY Loan was underwritten and originated or purchased by CVLY or its applicable Subsidiary (i) in the ordinary course of business and consistent with CVLY’s or its applicable Subsidiary’s policies and procedures for loan origination or purchase in place at the time such CVLY Loan was made or purchased and (ii) in accordance with applicable law in all material respects, including without limitation, laws related to usury, truth-in-lending, real estate settlement procedures, consumer credit protection, predatory lending, abusive lending, and fair credit reporting.

(e) To the Knowledge of CVLY, no CVLY Loan is subject to any valid right of rescission, set-off, claim, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the note or the security instrument (if applicable), or the exercise of any right thereunder, render either the note or the security instrument (if applicable) unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury.

(f) Each CVLY Loan that is covered by an insurance policy or guarantee was (i) originated or underwritten in accordance with the applicable policies, procedures and requirements of the insurer or guarantor of such CVLY Loan at the time of origination or underwriting and (ii) to the Knowledge of CVLY continues to comply with the applicable policies, procedures and requirements of the insurer or guarantor in all material respects, such that the insurance policy or guarantee covering CVLY Loan is in full force and effect. To the Knowledge of CVLY, there are no defenses, counterclaims, or rights of set-off affecting the eligibility of CVLY Loan for insurance by an insurer or for a guarantee by a guarantor, of affecting the validity or enforceability of any insurance or guarantee with respect to a CVLY Loan as a result of any act, error or omission of CVLY or any of its Subsidiaries.

(g) Schedule 3.24(g) of the CVLY Disclosure Schedule discloses as of November 30, 2023: (i) any CVLY Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest; (ii) each CVLY Loan which has been classified as “special mention,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by CVLY, its Subsidiaries or a Governmental Authority (the “CVLY Classified Loans”), noting which CVLY Classified Loans are on non-accrual status; (iii) a listing of the real estate owned, acquired by foreclosure or by deed in lieu thereof, including the book value thereof; and (iv) each CVLY Loan with any director, executive officer or five percent (5%) or greater shareholder of CVLY, or to the Knowledge of CVLY, any Person controlling, controlled by or under common control with any of the foregoing. All CVLY Loans which are classified as “Insider Transactions” by Regulation O of the FRB as made applicable to a state, non-member insured bank by 12 U.S.C. § 1828(j) and 12 C.F.R. § 337.3 have been made by CVLY or its Subsidiaries in an arm’s-length manner on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, do not involve more than normal risk of collectability or present other unfavorable features, were approved by the Board of CVLY Bank in the manner and at the times required by applicable law, and otherwise comply with applicable law.

(h) The allowance for CVLY Loan losses reflected in the CVLY Balance Sheet, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.

(i) CVLY has previously made available to ORRF complete and correct copies of its and its applicable Subsidiary’s lending and servicing policies and procedures.

(j) Neither CVLY nor any Subsidiary is in breach, and has not breached in any material respect, any material provision contained in any agreement pursuant to which CVLY has brokered, originated, made, sold, participated or performed any activity in connection with any CVLY Loan.

(k) There is no pending action, suit, proceeding, investigation, or litigation, or to the best of CVLY’s Knowledge, threatened, with respect to any CVLY Loan.

(l) No loan made by CVLY or any Subsidiary is subject to a repurchase, make-whole, indemnification or other recourse request or demand from any Person that purchased or acquired such loan.

(m) To the Knowledge of CVLY, neither the borrower nor any guarantor of any CVLY Loan is in bankruptcy.

(n) None of the rights or remedies under the documentation related to any CVLY Loan has been amended, modified, waived, subordinated or otherwise altered by CVLY or any of its Subsidiaries, except as evidenced by a written instrument which is a part of the related CVLY Loan file and recorded as necessary to establish or enforce all related rights.

3.25 Deposits.

(a) The deposits of CVLY Bank have been solicited, originated and administered by CVLY Bank in accordance with the terms of their governing documents in effect from time to time and with applicable law in all material respects.

(b) Each of the agreements relating to the deposits of CVLY Bank is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.

(c) CVLY Bank has complied with applicable law in all material respects relating to overdrafts, overdraft protection and payment for overdrafts.

(d) Any debit cards issued by CVLY Bank with respect to the deposits of CVLY Bank have been issued and administered in accordance with applicable law in all material respects, including the Electronic Fund Transfer Act of 1978, as amended, and Regulation E of Consumer Financial Protection Bureau.

3.26 Investment Securities. Each of CVLY and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of CVLY or its Subsidiaries. Such securities are valued on the books of CVLY in accordance with GAAP. CVLY and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which CVLY believes are prudent and reasonable in the context of such businesses. CVLY and its Subsidiaries are permitted to own any investment securities owned by it in accordance with applicable law.

3.27 Investment Management; Trust Activities.

(a) None of CVLY, any of its Subsidiaries or CVLY’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity (excluding mortgage loan originators) with a Governmental Authority.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a CVLY Material Adverse Effect: (i) CVLY and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of CVLY, any of its Subsidiaries, or any of its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.28 Derivative Transactions. All Derivative Transactions (as defined below) entered into by CVLY or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by CVLY and its Subsidiaries, and, to CVLY’s Knowledge, were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. CVLY and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of CVLY, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. CVLY and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program.

3.29 Repurchase Agreements. With respect to all agreements pursuant to which CVLY or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, CVLY or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

3.30 Deposit Insurance. The deposits of CVLY Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by law, and CVLY Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of CVLY, threatened.

3.31 CRA, Anti-money Laundering and Customer Information Security.

(a) Neither CVLY nor CVLY Bank is a party to any agreement with any individual or group regarding matters related to the Community Reinvestment Act of 1977, as amended, and any equivalent applicable state laws (collectively, the “CRA”). CVLY Bank is in compliance with all applicable requirements of the CRA.

(b) CVLY and each of its Subsidiaries, including CVLY Bank, is in compliance, and in the past has complied with, all applicable laws relating to the prevention of money laundering or terrorist financing of any Governmental Authority applicable to it or its property or in respect of its operations, including all applicable financial record-keeping, know-your-customer and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended from time to time, including by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act” and all such applicable laws, the “Money Laundering Laws”). The Board of Directors of CVLY Bank has adopted and CVLY Bank has implemented a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder, including the requirement to perform customer due diligence on legal entity customers, and CVLY and each of its Subsidiaries, including CVLY Bank, have complied with and are in compliance with such written anti-money laundering programs.

(c) None of (i) CVLY, (ii) any Subsidiary of CVLY, (iii) any Person on whose behalf CVLY or any Subsidiary of CVLY is acting, or (iv) to CVLY’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by CVLY or any Subsidiary of CVLY, is (A) named on the most current list of “Specially Designated Nationals” published by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the most recent Consolidated Sanctions List published by OFAC, (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State, (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC, (D) a Person that resides or has a place of business in a country or territory named on such lists or which is designated by the Financial Action Task Force on Money Laundering as a “High Risk Jurisdiction” subject to a “call to action” or a jurisdiction under “increased monitoring”, (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, (F) a Person that resides in, or is organized under the laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA

PATRIOT Act as warranting special measures due to money laundering concerns, (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns, including any such designation under Section 311 of the USA PATRIOT Act or Section 9714 of the Combating Russian Money Laundering Act as warranting special measures, or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. Neither CVLY and nor any of its Subsidiaries, including CVLY Bank, has engaged in transactions of any type with any party described in clauses (A) through (H) in the past and neither CVLY nor any of its Subsidiaries, including CVLY Bank, is currently engaging in such transactions. CVLY and each of its Subsidiaries is currently in compliance, and has at all times complied, with any requirement to block and report to OFAC any property in its possession or control in which any person whose interest in property is blocked has an interest. CVLY and its Subsidiaries, including CVLY Bank, have in place and maintain internal policies and procedures that are reasonably designed to ensure the foregoing matters.

(d) CVLY has no Knowledge of, and none of CVLY and its Subsidiaries has been advised of, or has any reason to believe (because of CVLY Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause CVLY or any Subsidiary of CVLY, including CVLY Bank to be deemed not to be in compliance with the CRA, the Money Laundering Laws, any economic or trade sanctions programs administered by OFAC or the U.S. Department of State, or CVLY Privacy Requirements. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving CVLY or its Subsidiaries, including CVLY Bank, with respect to the Money Laundering Laws, any economic or trade sanctions administered by OFAC or the U.S. Department of State or CVLY Privacy Requirements is pending or, to the Knowledge of CVLY, threatened.

3.32 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by CVLY or any of its Subsidiaries to, and neither CVLY nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning 5% or more of the outstanding CVLY Common Stock, director, employee or Affiliate of CVLY or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with CVLY or any of its Subsidiaries. Neither CVLY nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders owning 5% or more of the outstanding CVLY Common Stock, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between CVLY and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB. There are no outstanding “covered” transactions involving CVLY Bank and any “affiliate” of CVLY Bank within the meaning of 12 U.S.C. § 371c and Regulation W of the FRB, as made applicable to a state, non-member insured bank by 12 U.S.C. § 1828(j)(1). All agreements or other arrangements between CVLY Bank and any of its “affiliates” as defined for purposes of 12 U.S.C. § 371c-1 and Regulation W of the FRB comply, to the extent applicable, with 12 U.S.C. § 371c-1 and Regulation W of the FRB, as made applicable to a state, non-member insured bank by 12 U.S.C. § 1828(j)(1).

3.33 Brokers; Opinion of Financial Advisor. No action has been taken by CVLY or any of its Subsidiaries that would give rise to any valid claim against CVLY or any of its Subsidiaries for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Keefe, Bruyette & Woods, Inc. (the “CVLY Financial Advisor”) by CVLY. The fees payable to the CVLY Financial Advisor in connection with the transactions contemplated by this Agreement are described in an engagement letter between CVLY and the CVLY Financial Advisor, a complete and correct copy of which has been previously provided to ORRF. Prior to the execution of this Agreement, the CVLY Board has received the opinion of the CVLY Financial Advisor, to the effect that, as of the date of such opinion, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of CVLY Common Stock, and such opinion has not been amended or rescinded prior to the execution of this Agreement. CVLY shall provide to ORRF solely for informational purposes to confirm receipt thereof by the CVLY Board, a copy of the executed opinion of the CVLY Financial Advisor as soon as practicable following the execution of this Agreement.

3.34 Intended Tax Treatment. Neither CVLY nor any Subsidiary of CVLY has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) ORRF’s counsel from delivering the opinion described in Section 7.2(b), or (iii) CVLY’s counsel from delivering the opinion described in Section 7.3(b).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ORRF

4.1 Making of Representations and Warranties.

(a) As a material inducement to CVLY to enter into this Agreement and to consummate the transactions contemplated hereby, ORRF hereby makes to CVLY the representations and warranties contained in this Article IV, subject to the standards established by Section 9.1.

(b) On or prior to the date hereof, ORRF has delivered to CVLY a schedule (the “ORRF Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of ORRF’s representations and warranties contained in Article IV or the covenants set forth in Article V and VI, as applicable, in response to an express disclosure requirement contained in a provision of Article IV, Article V or Article VI, as applicable, or as an exception to one or more representations or warranties contained in this Article IV or the covenants set forth in Article V and Article VI, as applicable; provided, however, that (i) the section numbers of the ORRF Disclosure Schedules are numbered to correspond to the section numbers of this Agreement to which they refer, (ii) no such item is required to be set forth on the ORRF Disclosure Schedule as an exception to a representation or warranty (x) to the extent that the information has been disclosed in any of the ORRF Reports (as defined below) filed after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risks set forth in any “forward looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) and/or (y) if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1, and (iii) the mere inclusion of an item in the ORRF Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by ORRF that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in an ORRF Material Adverse Effect. Any disclosure made in the ORRF Disclosure Schedule with respect to a section of Article IV shall be deemed to qualify any other section of Article IV specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize, on its face, the relevance of such disclosure to such other sections.

4.2 Organization, Standing and Authority. ORRF is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. ORRF is duly registered as a bank holding company under the BHCA, and the regulations of the FRB promulgated thereunder. ORRF is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, an ORRF Material Adverse Effect (as defined in Section 9.3). A complete and accurate list of all such jurisdictions is set forth on Schedule 4.2 of the ORRF Disclosure Schedule.

4.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of ORRF consists of 50,000,000 shares of ORRF Common Stock, of which 10,612,390 shares are issued and outstanding including 200,527 shares of outstanding restricted stock awards (“ORRF RSAs”), and 500,000 shares of preferred stock, par value $1.25 per share, of which no shares are issued and outstanding. In addition, as of the date hereof, there are 90,704 shares of ORRF Common Stock reserved for issuance upon the vesting of performance-based restricted stock unit awards (“ORRF PRSUs”). The outstanding shares of ORRF Common Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive rights or similar rights (and were not issued in violation of any preemptive or similar rights). The shares of ORRF Common Stock to be issued in the Merger have been duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive or similar rights. There are no additional shares of ORRF’s capital stock authorized or reserved for issuance, ORRF has not issued any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and ORRF does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. Except for the ORRF Voting Agreements, there are no agreements to which ORRF is a party with respect to the voting, sale or transfer, or registration of any securities of ORRF. To the Knowledge of ORRF, there are no agreements among other parties, to which ORRF is not a party, with respect to the voting or sale or transfer of any securities of ORRF. All of the issued and outstanding shares of ORRF Common Stock were issued in compliance with applicable securities laws.

(b) There are no outstanding contractual obligations of ORRF to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, ORRF or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of ORRF.

(c) Schedule 4.3(c) of the ORRF Disclosure Schedule sets forth, as of the date hereof, for each ORRF Stock Option, ORRF restricted stock award, and other ORRF stock-based award, the name of the grantee, the date of grant, the type of grant, the status of any option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of ORRF Common Stock subject to each award, the vesting schedule of each award, the number of shares of ORRF Common Stock that are currently exercisable or vested with respect to such award, the expiration date, and the exercise price per share for each option grant.

4.4 Subsidiaries.

(a) (i) ORRF owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (ii) no equity securities of any of ORRF’s Subsidiaries are or may become required to be issued (other than to ORRF) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to ORRF or a wholly-owned Subsidiary of ORRF), (iv) there are no contracts, commitments, understandings or arrangements relating to ORRF’s rights to vote or to dispose of such securities and (v) all of the equity securities of each such Subsidiary held by ORRF, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by ORRF free and clear of all Liens.

(b) Schedule 4.4(b) of the ORRF Disclosure Schedule sets forth all Persons that ORRF directly or indirectly owns or controls within the meaning of the BHHA (other than in a bona fide fiduciary capacity for persons other than those described in 12 U.S.C. § 1841(g)(2) or in satisfaction of a debt previously contracted and not for a longer period of time than allowed by applicable law), as well as any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, or any securities or interests exercisable for or convertible into any such equity securities or similar interests that are held, directly or indirectly, by ORRF or its Subsidiaries.

(c) Each of ORRF’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, an ORRF Material Adverse Effect. A complete and accurate list of all such jurisdictions is set forth on Schedule 4.4(c) of the ORRF Disclosure Schedule.

(d) Each of ORRF’s Subsidiaries is engaged solely in activities that are permissible for a subsidiary of a bank holding company and, of ORRF’s Subsidiaries that is a Subsidiary of ORRF Bank is engaged solely in activities that are permissible for ORRF Bank, at locations where ORRF Bank may engage in such activities and subject to the same requirements as would apply to such activities if conducted by ORRF Bank.

4.5 Corporate Power. Each of ORRF and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and ORRF has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of Regulatory Approvals and the ORRF Shareholder Approval (as defined in Section 6.1).

4.6 Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval of the issuance of the Merger Consideration by the holders of the shares of ORRF Common Stock as required by the Nasdaq Listing Rules, have been authorized by all necessary corporate action of ORRF and the ORRF Board. The ORRF Board (i) unanimously approved the Merger and this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of ORRF Common Stock, (ii) directed that the Merger be submitted for consideration at a meeting of the shareholders of ORRF, and (iii) unanimously resolved to recommend that the holders of ORRF Common Stock vote for the approval of the issuance of the Merger Consideration at a meeting of the shareholders of ORRF. ORRF has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by ORRF, this Agreement is a legal, valid and binding agreement of ORRF, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). As referenced in Section 4.7 below, the affirmative vote of a majority of the votes which all ORRF shareholders present in person or by proxy at the ORRF Meeting (as defined in Section 6.1) are entitled to cast to approve the issuance of the Merger Consideration is the only vote of any class of capital stock of ORRF required by the PBCL, the Articles of Incorporation of ORRF or the Bylaws of ORRF to approve this Agreement, the Merger and the transactions contemplated hereby.

4.7 Non-Contravention.

(a) Subject to the receipt of the Regulatory Approvals and compliance with any conditions contained therein, and the required filings under federal and state securities laws and applicable stock exchange rules, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by ORRF do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of ORRF or any of its Subsidiaries or to which ORRF or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, ORRF’s Articles of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date hereof, ORRF has no Knowledge of any reason relating to ORRF or ORRF Bank (i) why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.

4.8 Articles of Incorporation; Bylaws; Corporate Records. ORRF has made available to CVLY a complete and correct copy of its Articles of Incorporation and Bylaws or equivalent organizational documents, each as amended to date, of ORRF and each of its Subsidiaries. ORRF is not in violation of any of the terms of its Articles of Incorporation or Bylaws. The minute books of ORRF and each of its Subsidiaries contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors).

4.9 Compliance with Laws. ORRF and each of its Subsidiaries:

(a) has been for the three years prior to the date of this Agreement and is in compliance in all material respects with all applicable federal, state, and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act, the CRA, and other federal, state, local and foreign laws regulating lending, and Finance Laws. In addition, there is no pending or, to the Knowledge of ORRF, threatened charge, action or proceeding by any Governmental Authority that ORRF or any of its Subsidiaries has violated, nor any pending or, to the Knowledge of ORRF, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws;

(b) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are material to their businesses and required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of ORRF, no suspension or cancellation of any of them is threatened; and

(c) has received, since January 1, 2023, no notification or communication from any Governmental Authority (i) asserting that ORRF or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by ORRF within a certain time period or indefinitely (nor, to the Knowledge of ORRF, do any grounds for any of the foregoing exist).

(d) This Section 4.9 shall not require the disclosure of any confidential supervisory information that may not be disclosed by law.

4.10 Litigation; Regulatory Action.

(a) No litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against ORRF or any of its Subsidiaries and, to the Knowledge of ORRF, (i) no such litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Neither ORRF nor any of its Subsidiaries is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of ORRF or any of its Subsidiaries (including, without limitation, the FRB and DOBS). Neither ORRF nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated banks or financial holding companies or their subsidiaries.

(c) Neither ORRF nor any of its Subsidiaries has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

4.11 SEC Documents; Financial Reports and Regulatory Reports.

(a) ORRF’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended December 31, 2022 (the “ORRF Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by ORRF or any of its Subsidiaries subsequent to January 1, 2020 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “ORRF SEC Documents”), with the SEC, and all of the ORRF SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the statements of financial condition contained in or incorporated by reference into any such ORRF SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such statement of financial condition relates as of its date, and each of the statements of operations and changes in shareholders’ equity and cash flows or equivalent statements in such ORRF SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated statement of financial condition of ORRF and its Subsidiaries contained in the ORRF Form 10-K (the “ORRF Balance Sheet”) and, except for liabilities reflected in the ORRF SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since January 1, 2023, neither ORRF nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated statement of financial condition or in the notes thereto.

(b) If, and solely to the extent, applicable to entities that are classified as “non-accelerated filers” and “smaller reporting companies” (each as defined under Rule 12b-2 of the Exchange Act), ORRF and each of its Subsidiaries, officers and directors are in compliance with, and have complied with, (i) the applicable provisions of the Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. ORRF (iii) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (iv) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the ORRF Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect ORRF’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ORRF’s internal control over financial reporting.

(c) Since January 1, 2023, ORRF and its Subsidiaries have duly and timely filed with the FRB and DOBS and any other applicable Governmental Authority, in correct form, the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.

4.12 Absence of Certain Changes or Events. Except as otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable law, since January 1, 2023, there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of ORRF or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, an ORRF Material Adverse Effect, (ii) any material change by ORRF or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by ORRF’s independent registered public accounting firm, (iii) any entry by ORRF or any of its Subsidiaries into any contract or commitment of more than $200,000 per annum, other than loans and loan commitments in the ordinary course of business, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of ORRF or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice or with respect to shares tendered in payment for the exercise of stock options or withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or upon the exercise of stock options, (v) establishment or amendment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any increase in the compensation payable or to become payable to any directors or executive officers of ORRF or any of its Subsidiaries, or any contract or arrangement entered into to make or grant any severance or termination pay, or the taking of any action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of ORRF or any of its Subsidiaries, (vi) any material closing agreement, settlement, election or other action made by ORRF or any of its Subsidiaries for U.S. federal or state income tax purposes, (vii) any material change in the credit policies or procedures of ORRF or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, other than any changes which have been disclosed in writing to CVLY, (viii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into, other than loans and loan commitments, or (ix) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

4.13 Taxes and Tax Returns. For purposes of this Section 4.13, any reference to ORRF or its Subsidiaries shall be deemed to include a reference to ORRF’s predecessors or the predecessors of ORRF’s Subsidiaries, respectively, except where explicitly inconsistent with the language of this Section 4.13.

(a) Each of ORRF and its Subsidiaries has (i) timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid in full (or there has been timely paid in full on its behalf) all Taxes required to have been paid by it.

(b) The unpaid Taxes of ORRF and its Subsidiaries (i) did not, as of September 30, 2023, exceed the accrued Tax liability (rather than any deferred income Tax liability established to reflect timing differences between book and Tax income) included in ORRF’s unaudited statement of financial condition as of September 30, 2023 set forth in the ORRF SEC Documents and (ii) will not exceed the accrued Tax liability as adjusted for transactions or operations in the ordinary course of business through the Closing Date in accordance with the past custom and practice of ORRF and its Subsidiaries in filing their Tax Returns.

(c) There are no Liens for Taxes upon any property or assets of ORRF or any of its Subsidiaries, except for Liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings (and for which adequate accruals have been established in ORRF’s audited consolidated financial statements in accordance with GAAP).

(d) (i) Proper and accurate amounts have been withheld by ORRF and each of its Subsidiaries from its respective employees, independent contractors, creditors, shareholders, depositors, and other payees for all periods in compliance with the tax withholding provisions of applicable U.S. federal, state, county and local laws; (ii) U.S. federal, state, county and local returns that are accurate and complete have been filed by ORRF and each of its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and Medicare and unemployment taxes, and information reporting (including IRS Forms 1098 and 1099) and backup and nonresident withholding; (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by ORRF in its consolidated financial statements for the period ended June 30, 2023, or, with respect to returns filed after the date hereof, have been or will be so paid or provided for in the consolidated financial statements of ORRF for the period covered by such returns; and (iv) ORRF and its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, shareholders, or payees.

(e) As of the date of this Agreement, no U.S. federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of ORRF or any of its Subsidiaries, and none of ORRF or its Subsidiaries has received written notice of any pending or proposed claims, audits or proceedings with respect to Taxes.

(f) None of ORRF or any of its Subsidiaries has granted in writing any power of attorney with respect to any Taxes or Tax Returns that will survive the Closing.

(g) None of ORRF or any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed, and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of ORRF or any of its Subsidiaries, in each case, other than pursuant to an extension of time to file Tax Returns obtained in the ordinary course and consistent with past practice.

(h) None of ORRF or any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes other than (i) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes and (ii) any agreement or arrangement solely between or among ORRF and/or any of its Subsidiaries.

(i) The U.S. federal income Tax Returns of ORRF and its Subsidiaries have been examined and any disputes relating thereto have been settled with the IRS (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including December 31, 2022.

(j) None of ORRF or any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only ORRF and its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year. None of ORRF or any of its Subsidiaries has any liability for the Taxes of any Person (other than ORRF or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise pursuant to the operation of law.

(k) None of ORRF or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code within the last two (2) years.

(l) Each of ORRF and its Subsidiaries currently computes its taxable income exclusively using the accrual method of accounting and has exclusively used the accrual method of accounting to compute its taxable income for all taxable years ending after December 31, 2019. None of ORRF or any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year ending after December 31, 2019, and the IRS has not initiated or proposed any such adjustment. None of ORRF or its Subsidiaries will be required to include amounts in income, or to exclude items of deduction, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. ORRF is not and has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code. No property of any of ORRF or its Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(m) There have not been, within two years of the date of this Agreement, any (i) redemptions by ORRF or any of its Subsidiaries, (ii) transfers or dispositions of property by ORRF or any of its Subsidiaries for which ORRF or any of its Subsidiaries did not receive adequate consideration, or (iii) distributions to the holders of ORRF Common Stock with respect to their stock other than distributions of cash in the ordinary course of business.

(n) No claim has ever been made by any Governmental Authority in a jurisdiction where ORRF or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(o) ORRF and its Subsidiaries have made available to CVLY correct and complete copies of (i) all of their material Tax Returns filed within the past three years; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five years relating to the U.S. federal, state, local or foreign Taxes due from or with respect to ORRF or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by ORRF or any of its Subsidiaries with any Governmental Authority within the past five years with respect to Taxes.

(p) None of ORRF or any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied by it, and to the Knowledge of ORRF, no such deficiency or assessment is proposed.

(q) None of ORRF or any of its Subsidiaries has ever participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any predecessor provision), and each of ORRF and its Subsidiaries has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 or Section 6662A of the Code.

(r) None of ORRF or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed prior to the Closing; (ii) intercompany transactions entered into prior to the Closing or any excess loss account as of the Closing Date, each as described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; or (v) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of ORRF or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date.

(s) ORRF operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Section 1.368-1(d) of the Treasury Regulations.

(t) As of the date hereof, ORRF is aware of no reason why the Merger would fail to qualify as a “reorganization” under Section 368(a) of the Code.

4.14 Employee Benefit Plans.

(a) Schedule 4.14(a) of the ORRF Disclosure Schedule sets forth a true, complete and correct list of every Employee Program that is sponsored or maintained by ORRF or any of its ERISA Affiliates, or with respect to which ORRF or any of its ERISA Affiliates has or may have any liability (including by reason of being or having been an ERISA Affiliates with any other Person) (the “ORRF Employee Programs”).

(b) True, complete and correct copies of the following documents, with respect to each ORRF Employee Program, where applicable, have previously been made available to ORRF: (i) all documents embodying or governing such ORRF Employee Program (or, for unwritten ORRF Employee Programs, a written description of the material terms of such ORRF Employee Program) and any funding medium for the ORRF Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the two most recently filed IRS Forms 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; (vi) the last three years of non-discrimination testing results; and (vii) all non-routine correspondence to and from any government agency.

(c) Each ORRF Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such ORRF Employee Program for any period for which such ORRF Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of ORRF, no event or omission has occurred that would cause any ORRF Employee Program to lose such qualification or require corrective action under the IRS Employee Plans Compliance Resolution System to maintain such qualification.

(d) Each ORRF Employee Program is, and has been established, operated, and administered in all material respects in compliance with its terms and with applicable laws and regulations and, including without limitation ERISA, the Code, and the Affordable Care Act. No ORRF Employee Program is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of ORRF, threatened with respect to any ORRF Employee Program or any fiduciary or service provider thereof, and, to the Knowledge of ORRF, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all ORRF Employee Programs either have been timely made or have been accrued in accordance with the terms of the applicable ORRF Employee Program and applicable law. The ORRF Employee Programs satisfy in all material respects the minimum coverage, affordability and non-discrimination requirements under the Code.

(e) Neither ORRF nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither ORRF nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(f) Neither ORRF nor any of its ERISA Affiliates provides or has any obligation to provide health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law or by any employment or change in control agreement listed on Schedule 4.14(a) of the ORRF Disclosure Schedule) and ORRF has never promised to provide such post-termination benefits.

(g) Each ORRF Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any ORRF Employee Program is, or to the Knowledge of ORRF, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(h) No ORRF Employee Program is subject to the laws of any jurisdiction outside the United States.

(i) No ORRF Employee Program provides for any tax “gross-up” or similar “make-whole” payments.

(j) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of ORRF or any of its ERISA Affiliates; (ii) limit the right of ORRF or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any ORRF Employee Program or related trust; or (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

4.15 Labor Matters.

(a) Schedule 4.15(a)(i) of the ORRF Disclosure Schedule contains a complete and accurate list of all present employees of ORRF or any of its Subsidiaries as of the date of this Agreement, setting forth for each employee: his or her position or title; whether classified as exempt or non-exempt for wage and hour purposes; whether paid on a salary, hourly or commission basis and the employee’s actual annual base salary or other rates of compensation; bonus potential; date of hire; and business location. Schedule 4.15(a)(ii) of the ORRF Disclosure Schedule contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other servants or agents employed, engaged or used with respect to the operation of the Business and classified by ORRF or a Subsidiary as Contingent Workers, showing for each Contingent Worker such Contingent Worker’s (A) role in the Business, and (B) fee or other compensation arrangements.

(b) To the Knowledge of ORRF, ORRF and its Subsidiaries are, and since at least January 1, 2020 have been, in material compliance with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages. ORRF and its Subsidiaries currently classify and have properly classified each of their employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws since at least January 1, 2020 To the extent that any Contingent Workers are engaged by ORRF or any of its Subsidiaries, ORRF currently classifies and has properly classified and treated them as Contingent Workers (as distinguished from Form W-2 employees) in accordance with applicable law and for the purpose of all employee benefit plans and perquisites since at least January 1, 2020 and there are no arrearages in the payment of fees or other compensation due to any such Contingent Workers.

(c) Since at least January 1, 2023, neither ORRF nor any of its Subsidiaries has been involved in any way in any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or investigation of alleged employee misconduct, in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices).

(d) Since at least January 1, 2023, no allegations of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation have been made to ORRF or any Subsidiary against any employee, director or Contingent Worker of ORRF or any Subsidiary. To the Knowledge of ORRF, there are no facts that may reasonably be expected to give rise to a claim of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation against or involving ORRF or any Subsidiary or any ORRF or Subsidiary employee, director or Contingent Worker.

(e) Since January 1, 2023, (i) no officer’s employment with ORRF or any Subsidiary has been terminated for any reason; and (ii) to the Knowledge of ORRF, no officer, or group of employees or Contingent Workers, has expressed any plans to terminate his, her or its employment or service arrangement with ORRF or any Subsidiary.

(f) Neither ORRF nor any Subsidiary has experienced a “plant closing,” or “mass layoff” or similar group employment loss as defined in the WARN Act or any similar state, local or foreign law or regulation affecting any site of employment of ORRF or any Subsidiary or one or more facilities or operating units within any site of employment or facility of ORRF or any Subsidiary. Schedule 4.15(f) of the ORRF Disclosure Schedule sets forth the names of employees or Contingent Workers who terminated employment with ORRF or any Subsidiary during the 90-day period preceding the date hereof.

(g) All employees of ORRF and any Subsidiary are employed at-will.

(h) Since at least January 1, 2020, to the Knowledge of ORRF, ORRF and each Subsidiary has paid and continues to pay each of its employees in a manner that complies with the requirements of the Equal Pay Act and/or any other federal, state, or local laws or regulations pertaining to the equal pay of employees.

(i) Schedule 4.15(i) of the ORRF Disclosure Schedule identifies each employee of ORRF or any Subsidiary who is subject to a non-competition and/or non-solicitation agreement with ORRF or any Subsidiary and includes a form of each such agreement.

4.16 Insurance. ORRF and each of its Subsidiaries is insured, and during each of the past three calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 4.16 of the ORRF Disclosure Schedule lists all insurance policies maintained by ORRF and each of its Subsidiaries as of the date hereof, including, without limitation, any BOLI. All of the policies and bonds maintained by ORRF or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the Knowledge of ORRF, no such claim has been denied. Neither ORRF nor any of its Subsidiaries is in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The value of the BOLI set forth on Schedule 4.6 of the ORRF Disclosure Schedule is fairly and accurately reflected on the ORRF Balance Sheet. The BOLI, and any other life insurance policies on the lives of any current and former officers and directors of ORRF and its Subsidiaries that are maintained by ORRF or any such Subsidiary or otherwise reflected on the ORRF Balance Sheet are, and will at the Effective Time be, owned by ORRF or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers, directors or members of their families. Any BOLI policy owned by ORRF, ORRF Bank or any Subsidiary of ORRF complies with the requirements of 12 C.F.R. § 248.10(c)(7).

4.17 Environmental Matters.

(a) Each of ORRF and its Subsidiaries and each property owned, leased or operated by any of them (“ORRF Property”) and, to the Knowledge of ORRF, the Loan Properties, are in compliance in all material respects with all Environmental Laws.

(b) There is no suit, claim, action or proceeding pending or, to the Knowledge of ORRF, threatened in which ORRF or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material at, in, to, on, from or affecting an ORRF Property, a Loan Property, or any property previously owned, operated or leased by ORRF or any of its Subsidiaries.

(c) Neither ORRF nor any of its Subsidiaries, nor to the Knowledge of ORRF, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in Section 4.17(b) above could reasonably be based.

(d) During the period of (i) ORRF’s or any of its Subsidiaries’ ownership, tenancy or operation of any ORRF Property or (ii) ORRF’s or any of its Subsidiaries’ holding of a security interest in any Loan Property, to the Knowledge of ORRF, there has been no release of Hazardous Material at, in, to, on, from or affecting such ORRF Property or Loan Property, and no Hazardous Material is present at, in, or under any such ORRF Property that would reasonably be expected to result in any material liabilities to ORRF or any of its Subsidiaries pursuant to any Environmental Law.

(e) Neither ORRF nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under the CERCLA) of any Loan Property and there are no Participation Facilities.

4.18 Intellectual Property.

(a) Schedule 4.18(a) of the ORRF Disclosure Schedule contains a complete and accurate list of all registered and material unregistered Marks and Patents owned or purported to be owned by ORRF and its Subsidiaries or used or held for use by ORRF and its Subsidiaries in the Business;

(b) ORRF and its Subsidiaries exclusively own or possess adequate and enforceable rights to use, without payment to a third party, all of ORRF’s Intellectual Property Assets necessary for the operation of the Business, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements;

(c) all of ORRF’s Intellectual Property Assets owned or purported to be owned by ORRF or any of its Subsidiaries which have been issued by or registered with the U.S. Patent and Trademark Office, domain registration service, or in any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable;

(d) there are no pending, or, to the Knowledge of ORRF, threatened claims against ORRF or any of its Subsidiaries alleging that any activity by ORRF or any of its Subsidiaries or any Product infringes on or violates (or in the past infringed on or violated) the Third Party Rights or that any of ORRF’s Intellectual Property Assets is invalid or unenforceable;

(e) ORRF and its Subsidiaries have obtained and possess valid licenses in sufficient numbers to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Business;

(f) neither any activity of ORRF or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) any Third Party Right, other than the rights of any person or entity under any patent, and to ORRF’s Knowledge, neither any activity of ORRF or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) the rights of any person or entity under any patent;

(g) to the Knowledge of ORRF, no third party is violating or infringing any of ORRF’s Intellectual Property Assets;

(h) ORRF and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets owned by ORRF and its Subsidiaries or used or held for use by ORRF and its Subsidiaries in the Business; and

(i) Since January 1, 2020, all computer systems, servers, network equipment and other computer hardware and software owned, leased or licensed by ORRF and its Subsidiaries and used in the Business (“ORRF IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of ORRF and its Subsidiaries. ORRF and its Subsidiaries have (i) continuously operated in a manner to preserve and maintain the performance, security and integrity of ORRF IT Systems (and all software, information or data stored on any ORRF IT Systems), (ii) continuously maintained all licenses necessary to use its ORRF IT Systems, and (iii) maintain reasonable documentation regarding all ORRF IT Systems, their methods of operation and their support and maintenance. During the two-year period prior to the date of this Agreement, there has been no failure with respect to any ORRF IT Systems that has had a material effect on the operations of the Business nor has there been any unauthorized access to or use of any ORRF IT Systems.

4.19 Personal Data; Privacy Requirements.

(a) Each of ORRF and its Subsidiaries complies and has at all times complied in all material respects with all (i) applicable Privacy Laws, (ii) regulatory, industry, and self-regulatory guidelines and codes, including the Payment Card Industry Data Security Standard and all other rules of the payment card brands, that are legally binding on ORRF and its Subsidiaries relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of personal information, (iii) all privacy policies published on each web site of ORRF or any of its Subsidiaries or otherwise communicated by ORRF or any of its Subsidiaries in writing to users of any such web site and other third parties, and (iv) any contractual commitment made by ORRF or any of its Subsidiaries with respect to such Personal Information (the “ORRF Privacy Requirements”). ORRF and each of its Subsidiaries maintains a privacy policy that incorporates all disclosures to data subjects required by applicable ORRF Privacy Requirements and none of the disclosures made or contained in such privacy policy has been materially inaccurate, misleading or deceptive or in violation of applicable ORRF Privacy Requirements in all material respects.

(b) ORRF has adopted a written information security program approved by the ORRF Board. Such information security program meets the requirements of the Information Security Requirements and includes functioning security measures designed to protect all Personal Information under ORRF’s control and/or in its possession and to protect such Personal Information from unauthorized access or use by any parties. ORRF has (i) implemented reasonable procedures to detect data security incidents and (ii) implemented and monitored compliance with such procedures with respect to technical and physical security to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse.

(c) Since January 1, 2020, ORRF has: (i) conducted and conducts vulnerability testing, risk assessments, and audits of, and tracks security incidents related to, ORRF IT Systems and Products of ORRF and its Subsidiaries (collectively, “ORRF Information Security Reviews”); and (ii) corrected any critical exceptions or vulnerabilities identified in such ORRF Information Security Reviews. ORRF has employed commercially reasonable disaster recovery and business continuity plans, procedures and facilities and has taken commercially reasonable steps to safeguard the ORRF IT Systems ORRF provides its employees with regular training on privacy and data security matters.

(d) In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or controlled by or on behalf of ORRF, to the extent required under applicable Privacy Laws, ORRF has entered into written data processing agreements with any such third party in accordance with the requirements of applicable ORRF Privacy Requirements.

(e) To the Knowledge of ORRF, there have been no material data security incidents, personal data breaches or other adverse events or incidents involving unauthorized use and access to Personal Information in the custody and control of ORRF or any of its Subsidiaries or any service provider acting on behalf of ORRF or any of its Subsidiaries. ORRF has a data breach response plan in place and tests this plan on a no less than an annual basis.

(f) The consummation of any of the transactions contemplated hereby will not violate any applicable ORRF Privacy Requirements.

(g) In the five years prior to the date of this Agreement, neither ORRF nor any of its Subsidiaries has received any correspondence relating to, or written notice of any proceedings, claims, investigations or alleged violations of, applicable ORRF Privacy Requirements from any Person or Governmental Authority, and, to the Knowledge of ORRF, (i) there is no such ongoing proceeding, claim, investigation or allegation, (ii) nor are there any facts or circumstances which could reasonably serve as the basis for any proceedings, claims, investigations or alleged violations of, applicable ORRF Privacy Requirements from any Person or Governmental Authority.

(h) ORRF and its Subsidiaries do not distribute marketing communications to any Person except in accordance with applicable ORRF Privacy Requirements.

(i) To the Knowledge of ORRF, ORRF is not subject to the CCPA or GDPR and has not engaged in any activities that would cause it to be required to comply with the CCPA or the GDPR.

4.20 Material Agreements; Defaults.

(a) Except for this Agreement, the organizational documents of ORRF and its Subsidiaries and the transactions contemplated hereby, neither ORRF nor any of its Subsidiaries is a party to or is bound by any agreement, contract, arrangement, commitment or understanding (whether written or oral), or amendment thereto, (i) with respect to the employment or service of any directors, officers, employees or consultants, including without limitation with respect to the termination of any such employment or service; (ii) which would entitle any present or former director, officer, employee or agent of ORRF or any of its Subsidiaries to indemnification from ORRF or any of its Subsidiaries; (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (iv) by and among ORRF or any of its Subsidiaries, and/or any Affiliate thereof, other than intercompany agreements entered into in the ordinary course of business consistent with past practice; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of ORRF or any of its Subsidiaries; (vi) which provides for payments in excess of $100,000 to be made by ORRF or any of its Subsidiaries upon a change in control thereof; (vii) which provides for the lease of personal property having a value in excess of $250,000 individually or $500,000 in the aggregate; (viii) which relates to capital expenditures and involves future payments in excess of $250,000 individually or $500,000 in the aggregate; (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of ORRF’s business consistent with past practice; (x) which is not terminable on 60 days or less notice and involving the payment of more than $200,000 per annum; or (xi) which materially restricts the conduct of any business by ORRF or any of its Subsidiaries. Each agreement, contract, arrangement, commitment or understanding of the type described in this Section 4.20(a), whether or not set forth on Schedule 4.20(a) of the ORRF Disclosure Schedule, is referred to herein as a “ORRF Material Contract.” ORRF has previously made available to ORRF complete and correct copies of all of ORRF Material Contracts, including any and all amendments and modifications thereto.

(b) Each ORRF Material Contract is legal, valid and binding upon ORRF or its Subsidiaries, as the case may be, and to the Knowledge of ORRF, all other parties thereto, and is in full force and effect. Neither ORRF nor any of its Subsidiaries is in breach of or default under any ORRF Material Contract, or any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of ORRF, no other party to any ORRF Material Contract is in breach of or default under such ORRF Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

4.21 Property and Leases.

(a) Each of ORRF and its Subsidiaries has good and marketable title to all the real property and all other property owned by it and included in the ORRF Balance Sheet, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the ORRF Balance Sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith and reserves established therefor, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of ORRF or any of its Subsidiaries consistent with past practice, none of which have a material impact on the use or value of the applicable real or other property, (v) recorded easements, covenants or restrictions, together with all matters which would be shown on an accurate survey or inspection of all of the real property, (vi) liens which encumber the fee interest of any real property subject to an ORRF Lease (as defined below), and (vii) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by ORRF’s Subsidiaries acting in a fiduciary capacity. Neither ORRF nor any of its Subsidiaries has received written notice of any violation of any recorded easements, covenants or restrictions affecting all the real property and all other property interests owned or leased by it and included in the ORRF Balance Sheet that would reasonably be expected to require expenditures by ORRF or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted thereon, and, to the Knowledge of ORRF, no other party is in violation of any such easements, covenants or restrictions.

(b) Each lease or sublease of real property to which ORRF or any of its Subsidiaries is a party is listed on Schedule 4.21(b) of the ORRF Disclosure Schedule, including all amendments and modifications thereto, and is in full force and effect (the “ORRF Leases”). There exists no material breach or default under any ORRF Leases by ORRF or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by ORRF or any of its Subsidiaries, and, to the Knowledge of ORRF, there exists no material breach or default under any such ORRF Leases or sublease by any other party, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by such other party. ORRF has previously made available to CVLY complete and correct copies of all the ORRF Leases, including all amendments and modifications thereto. The ORRF Leases are in full force and effect, enforceable in accordance with their terms and constitute binding obligations of ORRF or Subsidiary, as applicable, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Schedule 4.21(b) of the ORRF Disclosure Schedule includes a list of all security deposits held under ORRF Leases and no such security deposit under the ORRF Leases has been applied in respect of a breach or default under such ORRF Leases; neither ORRF nor any Subsidiary of ORRF owes, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to such ORRF Leases; there are no outstanding tenant improvements, free rent, or other landlord inducement costs in favor of ORRF; all rents, legal deposits and additional guarantees and any other amounts or charges to the extent due and payable under the ORRF Leases have been paid; none of ORRF or any Subsidiary of ORRF has received any written notice of any intention to terminate, any Lease; there are no leases, subleases, licenses, concessions or any other contracts or agreements granting to any person other than ORRF or a Subsidiary any right to the possession, use, occupancy or enjoyment of any leased real property that is the subject of a Lease; and neither ORRF nor any Subsidiary of ORRF has collaterally assigned or granted any security interest in such Lease or any interest therein.

(c) Schedule 4.21(c) of the ORRF Disclosure Schedule sets forth a complete and accurate list of all real property owned by ORRF or any of its Subsidiaries (the “ORRF Owned Real Property”). Schedule 4.21(c) of the ORRF Disclosure Schedule contains a true, correct and accurate rent roll listing all tenants who lease space in the ORRF Owned Real Property, the rent paid, term, and security deposit. True, correct and complete copies of all leases to tenants who lease space in the ORRF Owned Real Property have been made available to CVLY. No tenant or other party in possession of any of such property has any right to purchase, or holds any right of first refusal to purchase, right of first offer or any similar rights with respect to such properties. ORRF has made available to CVLY the most current copies of policies of title insurance in its possession for the ORRF Owned Real Property, and no claim has been made against any such policy which remains pending. ORRF has made available to CVLY copies of the most recent surveys and copies of deeds in its possession evidencing fee simple title for the ORRF Owned Real Property together with copies of all documents listed as exceptions on such title policy to the extent in its possession. There are no management agreements pursuant to which any third party manages or operates any ORRF Owned Real Property or any portion thereof (the “ORRF Management Agreement Documents”). Correct and complete copies of any ORRF Management Agreement Documents have been provided to CVLY. Each of any such ORRF Management Agreement Documents is valid and binding on ORRF or its Subsidiary, and, to the Knowledge of ORRF, each other party thereto, subject, in each case, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and is in full force and effect. Neither ORRF nor any of its Subsidiaries has received written notice that it is in default of any obligations under any Management Agreement Document, and, to the Knowledge of ORRF, the manager under such Management Agreement Document has not received written notice that it is in default of its obligations under such Management Agreement Document.

(d) ORRF has not received written notice that any of the properties required to be listed on Schedule 4.21(b) or Schedule 4.21(c) of the ORRF Disclosure Schedule, or the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law, ordinance, rule or regulation in any respect that would reasonably be expected to require expenditures by ORRF or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted there. The plants, buildings, structures and equipment located on the properties required to be listed on Schedule 4.21(c) of the ORRF Disclosure Schedule, and to the Knowledge of ORRF, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 4.21(b) of the ORRF Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the Knowledge of ORRF, there are no condemnation or appropriation proceedings pending or threatened against any of such properties or any plants, buildings or other structures thereon. (A) there are no pending or, to the Knowledge of ORRF, written threatened condemnation proceedings, suits or administrative actions relating to such real property or other matters materially affecting adversely the current use, occupancy or value thereof; (B) there is no renovation or construction project currently being performed or contemplated at such ORRF Owned Real Property; (C) such real property is occupied under a valid and current certificate of occupancy or similar permit and, to the Knowledge of ORRF, there are no facts that would prevent such real property from being occupied by ORRF, after the Closing Date in the same manner as occupied by ORRF and/or its Subsidiaries immediately prior to the Closing; (D) ORRF has not entered into any other contract for the sale of such real property or any constituent or portion thereof; and (E) there are no disputes, claims, litigations, investigations, and proceedings affecting such real property which would have a material adverse effect on the real property.

4.22 Inapplicability of Takeover Laws. ORRF has taken all action required to be taken by it in order to render inapplicable to the Merger, this Agreement, the ORRF Voting Agreements and the transactions contemplated hereby and thereby the restrictions on business combinations contained in the PBCL and the restrictions contained in ORRF’s Articles of Incorporation. No other “business combination”, “control share acquisition”, “fair price”, “moratorium” or Takeover Laws are applicable to the Merger, this Agreement, the ORRF Voting Agreements and the transactions contemplated thereby.

4.23 Regulatory Capitalization. ORRF and ORRF Bank are, and immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

4.24 Loans; Nonperforming and Classified Assets.

(a) Each loan agreement, note or borrowing arrangement, including, without limitation, mortgage loans, home equity loans, and lines of credit, personal loans, business loans, portions of outstanding lines of credit, credit card accounts, and loan commitments, on ORRF’s or its applicable Subsidiary’s books and records (collectively, “ORRF Loans”) (i) is evidenced by notes, agreements, other evidences of indebtedness, security instruments (if applicable) necessary to enforce such ORRF Loan; (ii) represents the legal, valid and binding obligation of the related borrower, enforceable in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies; and (iii) complies with applicable law in all material respects, including the Finance Laws and any other applicable lending and servicing laws and regulations. With respect to each ORRF Loan, to the extent applicable, the ORRF Loan file contains all material agreements, other evidences of indebtedness, security instruments and financing statements necessary to enforce the related ORRF Loan. Each ORRF Loan document is free of material fraud and any misrepresentation, if executed is signed by the persons it purports to be signed by, and witnessed or, as appropriate, notarized by the persons whose signatures appear as witnesses or notaries.

(b) Other than ORRF Loans that have been pledged to the Federal Home Loan Bank of Pittsburgh or the Federal Reserve Bank of New York in the ordinary course of business, no ORRF Loan has been assigned or pledged, and ORRF or its applicable Subsidiary has good and marketable title thereto, without any basis for forfeiture thereof, and ORRF or its applicable Subsidiary is the sole owner and holder of the ORRF Loans free and clear of any and all Liens other than a Lien of ORRF or its applicable Subsidiary.

(c) Other than exceptions approved in accordance with applicable policies in the ordinary course of business, each ORRF Loan, to the extent secured by a Lien of ORRF or its applicable Subsidiary, is secured by a valid, perfected and enforceable Lien of ORRF or its applicable Subsidiary in the collateral for such ORRF Loan.

(d) Each ORRF Loan was underwritten and originated or purchased by ORRF or its applicable Subsidiary (i) in the ordinary course of business and consistent with ORRF’s or its applicable Subsidiary’s policies and procedures for loan origination or purchase in place at the time such ORRF Loan was made or purchased and (ii) in accordance with applicable law in all material respects, including without limitation, laws related to usury, truth-in-lending, real estate settlement procedures, consumer credit protection, predatory lending, abusive lending, and fair credit reporting.

(e) To the Knowledge of ORRF, no ORRF Loan is subject to any valid right of rescission, set-off, claim, counterclaim or defense, including the defense of usury, nor will the operation of any of the terms of the note or the security instrument (if applicable), or the exercise of any right thereunder, render either the note or the security instrument (if applicable) unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury.

(f) Each ORRF Loan that is covered by an insurance policy or guarantee was (i) originated or underwritten in accordance with the applicable policies, procedures and requirements of the insurer or guarantor of such ORRF Loan at the time of origination or underwriting and (ii) to the Knowledge of ORRF, continues to comply with the applicable policies, procedures and requirements of the insurer or guarantor in all material respects, such that the insurance policy or guarantee covering the ORRF Loan is in full force and effect. To the Knowledge of ORRF, there are no defenses, counterclaims, or rights of set-off affecting the eligibility of the ORRF Loan for insurance by an insurer or for a guarantee by a guarantor, of affecting the validity or enforceability of any insurance or guarantee with respect to an ORRF Loan as a result of any act, error or omission of ORRF or any of its Subsidiaries.

(g) Schedule 4.24(g) of the ORRF Disclosure Schedule discloses as of November 30, 2023: (i) any ORRF Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest; (ii) each ORRF Loan which has been classified as “special mention,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by ORRF, its Subsidiaries or a Governmental Authority (the “ORRF Classified Loans”), noting which ORRF Classified Loans are on non-accrual status; (iii) a listing of the real estate owned, acquired by foreclosure or by deed in lieu thereof, including the book value thereof; and (iv) each ORRF Loan with any director, executive officer or five percent (5%) or greater shareholder of ORRF, or to the Knowledge of ORRF, any Person controlling, controlled by or under common control with any of the foregoing. All ORRF Loans which are classified as “Insider Transactions” by Regulation O of the FRB have been made by ORRF or its Subsidiaries in an arm’s-length manner on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, do not involve more than normal risk of collectability or present other unfavorable features, were approved by the Board of ORRF Bank in the manner and at the times required by applicable law, and otherwise comply with applicable law.

(h) The allowance for ORRF Loan losses reflected on the ORRF Balance Sheet, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.

(i) ORRF has previously made available to CVLY complete and correct copies of its and its applicable Subsidiary’s lending and servicing policies and procedures.

(j) Neither ORRF nor any Subsidiary is not in breach, and has not breached in any material respect, any material provision contained in any agreement pursuant to which ORRF has brokered, originated, made, sold, participated or performed any activity in connection with any ORRF Loan.

(k) There is no pending action, suit, proceeding, investigation, or litigation, or to the best of ORRF’s Knowledge, threatened, with respect to any ORRF Loan.

(l) No loan made by ORRF or any Subsidiary is subject to a repurchase, make-whole, indemnification or other recourse request or demand from any Person that purchased or acquired such loan.

(m) To the Knowledge of ORRF, neither the borrower nor any guarantor of any ORRF Loan is in bankruptcy.

(n) None of the rights or remedies under the documentation related to any ORRF Loan has been amended, modified, waived, subordinated or otherwise altered by ORRF or any of its Subsidiaries, except as evidenced by a written instrument which is a part of the related ORRF Loan file and recorded as necessary to establish or enforce all related rights.

4.25 Deposits.

(a) The deposits of ORRF Bank have been solicited, originated and administered by ORRF Bank in accordance with the terms of their governing documents in effect from time to time and with applicable law in all material respects.

(b) Each of the agreements relating to the deposits of ORRF Bank is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.

(c) ORRF Bank has complied with applicable law in all material respects relating to overdrafts, overdraft protection and payment for overdrafts.

(d) Any debit cards issued by ORRF Bank with respect to the deposits of ORRF Bank have been issued and administered in accordance with applicable law in all material respects, including the Electronic Fund Transfer Act of 1978, as amended, and Regulation E of Consumer Financial Protection Bureau.

4.26 Investment Securities. Each of ORRF and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of ORRF or its Subsidiaries. Such securities are valued on the books of ORRF in accordance with GAAP. ORRF and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which ORRF believes are prudent and reasonable in the context of such businesses. ORRF and its Subsidiaries are permitted to own any investment securities owned by it in accordance with applicable law.

4.27 Investment Management; Trust Activities.

(a) None of ORRF, any of its Subsidiaries or ORRF’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity (excluding mortgage loan originators) with a Governmental Authority.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a ORRF Material Adverse Effect: (i) ORRF and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of ORRF, any of its Subsidiaries, or any of its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.28 Derivative Transactions. All Derivative Transactions entered into by ORRF or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by ORRF and its Subsidiaries, and, to ORRF’s Knowledge, were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. ORRF and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of ORRF, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. ORRF and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program.

4.29 Repurchase Agreements. With respect to all agreements pursuant to which ORRF or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, ORRF or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.30 Deposit Insurance. The deposits of ORRF Bank are insured by the FDIC in accordance with the FDIA to the fullest extent permitted by law, and ORRF Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of ORRF, threatened.

4.31 CRA, Anti-money Laundering and Customer Information Security.

(a) Neither ORRF nor ORRF Bank is a party to any agreement with any individual or group regarding matters related to the CRA. ORRF Bank is in compliance with all applicable requirements of the CRA.

(b) ORRF and each of its Subsidiaries, including ORRF Bank, is in compliance, and in the past has complied with, all applicable provisions of the USA PATRIOT Act and the Money Laundering Laws. The Board of Directors of ORRF Bank has adopted and ORRF Bank has implemented a written anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder, including the requirement to perform customer due diligence on legal entity customers, and ORRF and each of its Subsidiaries, including ORRF Bank, have complied with and are in compliance with such written anti-money laundering programs.

(c) None of (i) ORRF, (ii) any Subsidiary of ORRF, (iii) any Person on whose behalf ORRF or any Subsidiary of ORRF is acting, or (iv) to ORRF’s Knowledge, any Person who directly or indirectly beneficially owns securities issued by ORRF or any Subsidiary of ORRF, is (A) named on the most current list of “Specially Designated Nationals” published by OFAC or the most recent Consolidated Sanctions List published by OFAC, (B) otherwise a country, territory or Person that is the target of sanctions administered by OFAC or the U.S. Department of State, (C) a Person engaged, directly or indirectly, in any transactions or other activities with any country, territory or Person prohibited by OFAC, (D) a Person that resides or has a place of business in a country or territory named on such lists or which is designated by the Financial Action Task Force on Money Laundering as a “High Risk Jurisdiction” subject to a “call to action” or a jurisdiction under “increased monitoring”, (E) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, (F) a Person that resides in, or is organized under the laws of, a jurisdiction designated by the Secretary of the Treasury under Section 311 or Section 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns, (G) a Person that is designated by the Secretary of the Treasury as warranting such special measures due to money laundering concerns, including any such designation under Section 311 of the USA PATRIOT Act or Section 9714 of the Combating Russian Money Laundering Act as warranting special measures, or (H) a Person that otherwise appears on any U.S.-government provided list of known or suspected terrorists or terrorist organizations. Neither ORRF and nor any of its Subsidiaries, including ORRF Bank, has engaged in transactions of any type with any party described in clauses (A) through (H) in the past and neither ORRF nor any of its Subsidiaries, including ORRF Bank, is currently engaging in such transactions. ORRF and each of its Subsidiaries is currently in compliance, and has at all times complied, with any requirement to block and report to OFAC any property in its possession or control in which any person whose interest in property is blocked has an interest. ORRF and its Subsidiaries, including ORRF Bank, have in place and maintain internal policies and procedures that are reasonably designed to ensure the foregoing matters.

(d) ORRF has no Knowledge of, and none of ORRF and its Subsidiaries has been advised of, or has any reason to believe (because of ORRF Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause ORRF or any Subsidiary of ORRF, including ORRF Bank to be deemed not to be in compliance with the CRA, the Money Laundering Laws, any economic or trade sanctions programs administered by OFAC or the U.S. Department of State, or the ORRF Privacy Requirements. No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving ORRF or its Subsidiaries, including ORRF Bank, with respect to the Money Laundering Laws, any economic or trade sanctions administered by OFAC or the U.S. Department of State or the ORRF Privacy Requirements is pending or, to the Knowledge of ORRF, threatened.

4.32 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by ORRF or any of its Subsidiaries to, and neither ORRF nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning 5% or more of the outstanding ORRF Common Stock, director, employee or Affiliate of ORRF or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with ORRF or any of its Subsidiaries. Neither ORRF nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders owning 5% or more of the outstanding ORRF Common Stock, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between ORRF and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB. There are no outstanding “covered” transactions involving ORRF Bank and any “affiliate” of ORRF Bank within the meaning of 12 U.S.C. § 371c and Regulation W of the FRB. All agreements between ORRF and any of its “affiliates” as defined for purposes of 12 U.S.C. § 371c-1 and Regulation W of the FRB comply, to the extent applicable, with 12 U.S.C. § 371c-1 and Regulation W of the FRB.

4.33 Brokers; Opinion of Financial Advisor. No action has been taken by ORRF or any of its Subsidiaries that would give rise to any valid claim against ORRF or any of its Subsidiaries for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Raymond James (the “ORRF Financial Advisor”) by ORRF. The fee payable to the ORRF Financial Advisor in connection with the transactions contemplated by this Agreement is described in an engagement letter between ORRF and the ORRF Financial Advisor, a complete and correct copy of which has been previously provided to ORRF. Prior to the execution of this Agreement, the ORRF Board has received the opinion of the ORRF Financial Advisor, to the effect that, as of the date of such opinion, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of ORRF Common Stock, and such opinion has not been amended or rescinded prior to the execution of this Agreement. ORRF shall provide to CVLY solely for informational purposes to confirm receipt thereof by the ORRF Board, a copy of the executed opinion of the ORRF Financial Advisor as soon as practicable following the execution of this Agreement.

4.34 Intended Tax Treatment. Neither ORRF nor any Subsidiary of ORRF has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) CVLY’s counsel from delivering the opinion described in Section 7.3(b), or (iii) ORRF’s counsel from delivering the opinion described in Section 7.2(b).

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Forbearances. From the date hereof until the Effective Time or the earlier termination of this Agreement, except as set forth on the CVLY Disclosure Schedule or the ORRF Disclosure Schedule, as the case may be, or as expressly contemplated or permitted by this Agreement or as required by law, without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned), each of CVLY and ORRF will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business other than in the ordinary and usual course consistent in all material respects with past practice, or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would reasonably be expected to (i) adversely affect the ability of any party to obtain any necessary approval of any Governmental Authority required for the transactions contemplated hereby, or (ii) adversely affect its ability to perform any of its material obligations under this Agreement.

(b) Stock. (i) Other than annual equity grants consistent with past practice or pursuant to CVLY Stock Options, CVLY RSAs, CVLY RSUs, ORRF RSAs and ORRF PRSUs outstanding or authorized to be granted as of the date hereof, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock options or stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale, (ii) enter into any agreement with respect to the foregoing, (iii) except pursuant to Section 2.8 of this Agreement or as set forth in Schedule 5.1(b) of the CVLY Disclosure Schedule or ORRF Disclosure Schedule, as the case may be, accelerate the vesting of any stock options, stock appreciation rights or other rights to subscribe for or acquire shares of stock, (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or, other than with respect to shares withheld for tax purposes upon the vesting of restricted stock awards or performance share awards or tendered to pay withholding taxes or in payment of the exercise price of stock options, acquire shares of stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities, or (v) grant or approve any preemptive or similar rights with respect to any shares of CVLY Common Stock or ORRF Common Stock, as the case may be.

(c) Dividends, Etc. (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of stock other than (x) dividends from wholly owned Subsidiaries or to wholly owned Subsidiary, as applicable or (y) regular quarterly cash dividends no greater than the rate paid during the fiscal quarter immediately preceding the date hereof with record and payment dates consistent with past practice (subject to the last sentence of this subsection (c)), or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock (other than with respect to shares withheld for tax purposes upon the vesting of CVLY RSAs, CVLY RSUs, ORRF RSAs and ORRF PRSUs or tendered to pay withholding taxes or in payment of the exercise price of CVLY Stock Options); provided, however, that the parties shall cooperate such that any such dividend or distribution (or dividends or distributions) will have the same record date and the same payment date to ensure that the stockholders of CVLY and ORRF receive the same number of dividends and distributions between the date hereof and the Effective Time.

(d) Compensation; Employment Agreements; Etc. Enter into or amend any employment, severance, retention, change in control or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any employee benefit, or make any incentive or bonus payments, except for (i) normal increases in base compensation to employees in the ordinary course of business consistent with past practice; provided, however, that such increases in base compensation do not exceed five percent (5%) on an individual basis (other than promotions made in the ordinary course, which increase in base compensation on account of any such promotion do not exceed ten percent (10%)), (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 5.1(d) of the CVLY Disclosure Schedule or Schedule 5.1(d) of the ORRF Disclosure Schedule, as the case may be, or (iv) bonus payments or incentive awards in the ordinary course of business consistent with past practices or under the existing written terms of any incentive bonus plans, as the case may be.

(e) Benefit Plans. Except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date and hereof disclosed on Schedule 5.1(e) of the CVLY Disclosure Schedule or Schedule 5.1(e) of the ORRF Disclosure Schedule, as the case may be, enter into, establish, adopt or amend any CVLY Employee

Program or ORRF Employee Program or any other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

(f) Employees. Hire any member of senior management or other key employee, elect to any office any person who is not a member of CVLY’s or ORRF’s management team, as the case may be, as of the date of this Agreement, except for the hiring of at-will employees having a title of manager or lower to replace employees of CVLY or ORRF, as the case may be, that cease to be employed by CVLY or ORRF, as the case may be, after the date hereof, and only at an annual rate of salary not to exceed $125,000.

(g) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to CVLY and its Subsidiaries taken as a whole or ORRF and its Subsidiaries taken as a whole, as the case may be.

(h) Governing Documents. Amend its Articles of Incorporation or Bylaws (or equivalent documents).

(i) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, securities, deposits or properties of any other entity.

(j) Capital Expenditures. Except for any emergency repairs to real or personal property owned by CVLY or ORRF, as the case may be, notice of which shall be provided to the other party 48 hours prior to such repairs, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $350,000 in the aggregate.

(k) Contracts. Enter into or terminate any CVLY Material Contract or ORRF Material Contract, as the case may be, or amend or modify in any material respect any CVLY Material Contract or ORRF Material Contract, as the case may be.

(l) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, is a party, with payments by CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries exceeding $150,000 individually or $500,000 in the aggregate, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect.

(m) Banking Operations. Enter into any new material line of business; change in its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(n) Derivative Transactions. Enter into any Derivative Transactions other than in the ordinary course of business and consistent with past practice.

(o) Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, to incur any prepayment penalty thereunder, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(p) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount not in accordance with its investment policy or (ii) any other debt security other than in accordance with its investment policy, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in accordance with its investment policy.

(q) Loans. Without the prior written consent of the other party (which such consent shall be deemed to have been granted if not received by the requesting party within two Business Days of the receiving party’s receipt of the request for such consent), (i) make, increase or purchase any CVLY Loan or ORRF Loan (which for purposes of this Section 5.1(q) shall include both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would exceed $10,000,000 in the case of any CVLY or ORRF commercial loan; (ii) make, increase or purchase any residential mortgage or consumer CVLY Loan or ORRF Loan in the amount of $1,000,000 or more; (iii) make, increase or purchase any fixed-rate CVLY Loan or ORRF Loan with pricing below the rate indication listed by the Federal Home Loan Bank of Pittsburgh for the corresponding fixed or adjustable-rate advance of the same term on the date of such loan, increase or purchase; or (iii) extend any additional credit on any existing CVLY Loan or ORRF Loan rated “special mention” or lower by CVLY Bank or ORRF Bank in an amount equal to or greater than $500,000. Each party also agrees to share all relevant information with other party prior to (x) making, increasing or purchasing any CVLY Loan or ORRF Loan (which for purposes of this Section 5.1(q) shall include both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would exceed $5,000,000 in the case of any CVLY or ORRF commercial loan or (y) renegotiating, renewing, extending, modifying or purchasing any existing CVLY Loan or ORRF Loan rated “special mention” or lower by CVLY Bank or ORRF Bank with an amount equal to or greater than $500,000.

(r) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice); or foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of Hazardous Material.

(s) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than changes which are not, individually or in the aggregate, material or as may be required by changes in laws or regulations or by GAAP.

(t) Tax Matters. Except as required by law or applicable regulatory authority, make (other than in the ordinary course and consistent with the past practice) or change any material Tax election, change an annual accounting period, adopt or change any material accounting method, file any amended Tax Return, fail to timely file any material Tax Return, enter into any closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, surrender any material right to claim a refund of Taxes, consent to any material extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax. For purposes of this Section 5.1(t), “material” shall mean affecting or relating to $100,000 or more of taxable income.

(u) Loan Policies. Make a material change its loan policies in effect as of the date hereof, except as required by any Governmental Authority.

(v) Adverse Actions. (i) Knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or cause a material delay in or impediment to the consummation of the Merger or the Bank Merger; or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied, or (z) a material violation of any provision of this Agreement.

(w) Agreements. Resolve, agree or commit to do anything prohibited by this Section 5.1.

Notwithstanding the foregoing, nothing contained in this Agreement shall give ORRF, directly or indirectly, the right to control or direct the operations of CVLY or any Subsidiary of CVLY prior to the Effective Time, and nothing contained in this Agreement shall give CVLY, directly or indirectly, the right to control or direct the operations of ORRF or any Subsidiary of ORRF prior to the Effective Time. Prior to the Effective Time, each of CVLY and ORRF shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Shareholder Approval.

(a) CVLY Shareholder Approval. Following the execution of this Agreement, CVLY shall, in consultation with ORRF, take all action necessary to convene a meeting of its shareholders (including any adjournment or postponement thereof, the “CVLY Meeting”) as promptly as reasonably practicable following the time when the Registration Statement (as defined in Section 6.2(a) becomes effective) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the shareholders of CVLY in order to consummate the Merger and the transactions contemplated hereby (the “CVLY Shareholder Approval”); provided, however, that CVLY and ORRF shall use reasonable best efforts to cause the CVLY Meeting and the ORRF Meeting to occur on the same date.

(i) Subject to Section 6.5 hereof, CVLY shall ensure that the CVLY Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by CVLY in connection with the CVLY Meeting are solicited in compliance in all material respects with the PBCL, the Articles of Incorporation and Bylaws of CVLY, and all other applicable legal requirements. CVLY shall keep ORRF updated with respect to the proxy solicitation results in connection with the CVLY Meeting as reasonably requested by ORRF. CVLY shall not adjourn or postpone the CVLY Meeting unless requested by ORRF or with ORRF’s prior written consent; provided, however, that CVLY shall adjourn or postpone the CVLY Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of CVLY Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting CVLY has not received proxies representing a sufficient number of shares necessary to obtain the CVLY Shareholder Approval.

(ii) Subject to Section 6.5 hereof, (i) the CVLY Board shall unanimously recommend that CVLY’s shareholders vote to approve the Merger, this Agreement and the transactions contemplated hereby and any other matters required to be approved by CVLY’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “CVLY Recommendation”), and (ii) the Joint Proxy Statement/Prospectus shall include CVLY Recommendation.

(b) ORRF Shareholder Approval. Following the execution of this Agreement, ORRF shall, in consultation with CVLY, take all action necessary to convene a meeting of its shareholders (including any adjournment or postponement thereof, the “ORRF Meeting”) as promptly as reasonably practicable following the time when the Registration Statement to consider and vote upon the issuance of the Merger Consideration and any other matter required to be approved by the shareholders of ORRF in order to consummate the Merger and the transactions contemplated hereby (the “ORRF Shareholder Approval”); provided, however, that CVLY and ORRF shall use reasonable best efforts to cause the CVLY Meeting and the ORRF Meeting to occur on the same date.

(i) Subject to Section 6.5 hereof, ORRF shall ensure that the ORRF Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by ORRF in connection with the ORRF Meeting are solicited in compliance in all material respects with the PBCL, the Articles of Incorporation and Bylaws of ORRF, and all other applicable legal requirements. ORRF shall keep CVLY updated with respect to the proxy solicitation results in connection with the ORRF Meeting as reasonably requested by CVLY. ORRF shall not adjourn or postpone the ORRF Meeting unless requested by CVLY or with CVLY’s prior written consent; provided, however, that ORRF shall adjourn or postpone the ORRF Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of ORRF Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting ORRF has not received proxies representing a sufficient number of shares necessary to obtain the ORRF Shareholder Approval.

(ii) Subject to Section 6.5 hereof, (i) the ORRF Board shall unanimously recommend that ORRF’s shareholders vote to approve the issuance of the Merger Consideration and any other matters required to be approved by ORRF’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “ORRF Recommendation”), and (ii) the Joint Proxy Statement/Prospectus shall include ORRF Recommendation.

(c) Solicitation of Proxies. Subject to the provisions of Section 6.5 hereof, each of CVLY and ORRF shall use its reasonable best efforts to solicit from the their respective shareholders proxies in favor of this Agreement, the Merger, and the issuance of the Merger Consideration, as applicable, and the transactions contemplated hereby and shall take all other action necessary or advisable to secure the CVLY Shareholder Approval and the ORRF Shareholder Approval, as applicable. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the provisos of Section 6.1(a)(i) and Section 6.1(b)(i), as the case may be, unless this Agreement has been terminated in accordance with its terms, (x) the CVLY Meeting shall be convened and this Agreement shall be submitted to the shareholders of CVLY at the CVLY Meeting and (y) the ORRF Meeting shall be convened and this Agreement shall be submitted to the shareholders of ORRF at the ORRF Meeting, and nothing contained herein shall be deemed to relieve either CVLY or ORRF of such obligation.

6.2 Registration Statement.

(a) ORRF and CVLY agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by ORRF with the SEC in connection with the issuance of ORRF Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the each of CVLY and ORRF constituting a part thereof (the “Joint Proxy Statement/Prospectus”) and all related documents). Each of ORRF and CVLY agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof and to keep the Registration Statement effective for as long as necessary to consummate the transactions contemplated by this Agreement. CVLY agrees to cooperate with ORRF and ORRF’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from CVLY’s independent registered public accounting firm and other representatives, as applicable, in connection with the Registration Statement and the Joint Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, each of CVLY and ORRF, at its expense, shall promptly mail the Joint Proxy Statement/Prospectus to its respective shareholders.

(b) Each of ORRF and CVLY agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Joint Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. Each of ORRF and CVLY agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to CVLY’s shareholders, the time of the CVLY Meeting, the date of mailing to ORRF’s shareholders, and the time of the ORRF Meeting will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of ORRF and CVLY further agrees that if it shall become aware, prior to either the ORRF Meeting or CVLY Meeting, of any information that would cause any of the statements in the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and shall take the necessary steps to correct the Joint Proxy Statement/Prospectus.

(c) ORRF will advise CVLY, promptly after ORRF receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of ORRF Common Stock for offering or sale in any jurisdiction, of the initiation of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.3 Press Releases. ORRF and CVLY will issue a mutually agreed upon press release announcing this Agreement and the transactions contemplated hereby and will not issue any press release or make any public statement or other disclosure regarding this Agreement or the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that (x) a party may issue, without the prior consent of the other party (but after consultation with the other party and after allowing the other party reasonable time to comment on, which comments shall be considered in good faith by such party) a press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange and (y) a party may make public announcements or statements that are substantially identical with such other announcements or statements made after this Agreement and the transactions contemplated hereby being announced.

6.4 Access; Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, CVLY shall, and shall cause its Subsidiaries to, afford ORRF and the ORRF Representatives (as defined in Section 6.6), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to ORRF and the ORRF Representatives (i) a copy of each material report, schedule and other document filed with any Governmental Authority (other than reports or documents that CVLY or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of CVLY and its Subsidiaries as ORRF or any ORRF Representative may reasonably request. Neither CVLY nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree. Consistent with the foregoing, CVLY agrees to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(b) ORRF agrees to hold all information and documents obtained pursuant to this Section 6.4 in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement (as defined in Section 9.3), as if it were the party receiving the confidential information as described therein). No investigation by one party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to each party’s obligation to consummate the transactions contemplated by this Agreement.

(c) Upon reasonable notice and subject to applicable laws relating to the exchange of information, ORRF shall, and shall cause its Subsidiaries to, afford CVLY and CVLY Representatives (as defined in Section 6.6), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to CVLY and CVLY Representatives (i) a copy of each material report, schedule and other document filed with any Governmental Authority (other than reports or documents that ORRF or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of ORRF and its Subsidiaries as CVLY or any CVLY Representative may reasonably request. Neither ORRF nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree. Consistent with the foregoing, ORRF agrees to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(d) CVLY agrees to hold all information and documents obtained pursuant to this Section 6.4 in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement, as if it were the party receiving the confidential information as described therein). No investigation by one party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to each party’s obligation to consummate the transactions contemplated by this Agreement.

6.5 CVLY No Solicitation.

(a) CVLY shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of CVLY and its Subsidiaries (collectively, the “CVLY Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, a CVLY Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any CVLY Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than ORRF) any information or data with respect to CVLY or any of its Subsidiaries or otherwise relating to a CVLY Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which CVLY is a party, with respect to an CVLY Acquisition Proposal; or (iv) unless this Agreement has been terminated in accordance with its terms, enter into any agreement, agreement in principle or letter of intent with respect to any CVLY Acquisition Proposal or approve or resolve to approve any CVLY Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to a CVLY Acquisition Proposal. Any violation of the foregoing restrictions by any of CVLY Representatives, whether or not such CVLY Representative is so authorized and whether or not such CVLY Representative is purporting to act on behalf of CVLY or otherwise, shall be deemed to be a breach of this Agreement by CVLY. CVLY and its Subsidiaries shall, and shall cause each of CVLY Representatives to, immediately (i) cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential CVLY Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential CVLY Acquisition Proposals.

For purposes of this Agreement, “CVLY Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from ORRF), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, a CVLY Acquisition Transaction. For purposes of this Agreement, “CVLY Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving CVLY or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of CVLY or any of its Subsidiaries representing, in the aggregate, 25% or more of the assets of CVLY and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 25% or more of the votes attached to the outstanding securities of CVLY or any of its Subsidiaries; or (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 25% or more of any class of equity securities of CVLY or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement involving ORRF.

(b) Notwithstanding Section 6.5(a), prior to the date of CVLY Meeting, CVLY may take any of the actions described in clause (ii) of Section 6.5(a) if, but only if, (i) CVLY has received a bona fide unsolicited written CVLY Acquisition Proposal that did not result from a material breach of this Section 6.5; (ii) the CVLY Board determines in good faith, (A) after consultation with and having considered the advice of its outside legal counsel that such CVLY Acquisition Proposal constitutes or is reasonably likely to lead to a CVLY Superior Proposal and (B) after consultation with and having considered the advice of its outside legal counsel, that the failure to take such actions would be reasonably expected to result in the failure of the CVLY Board to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to CVLY’s shareholders under applicable law, in each case, with respect to the Merger; (iii) CVLY has provided ORRF with at least three Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to CVLY or any of its Subsidiaries or otherwise relating to a CVLY Acquisition Proposal, CVLY receives from such Person a confidentiality agreement with terms no less favorable to CVLY than those contained in the Confidentiality Agreement. CVLY shall promptly provide to ORRF any non-public information regarding CVLY or its Subsidiaries provided to any other Person which was not previously provided to ORRF, such additional information to be provided no later than the date of provision of such information to such other party.

(c) CVLY shall promptly (and in any event within 24 hours) notify ORRF in writing if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, CVLY or the CVLY Representatives, in each case in connection with any CVLY Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications). CVLY agrees that it shall keep ORRF informed, on a reasonably current basis (and in any event within 24 hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). CVLY shall provide ORRF and ORRF Bank with at least 48 hours prior notice of any meeting of the CVLY Board at which the CVLY Board is reasonably expected to consider any CVLY Acquisition Proposal.

(d) Neither the CVLY Board nor any committee thereof shall (i) withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to ORRF in connection with the transactions contemplated by this Agreement (including the Merger), the CVLY Recommendation, fail to reaffirm the CVLY Recommendation within three Business Days following a request by ORRF, or make any statement, announcement, filing or release, in connection with CVLY Meeting or otherwise, inconsistent with the CVLY Recommendation (it being understood that taking a neutral position or no position with respect to a CVLY Acquisition Proposal shall be considered an adverse modification of the CVLY Recommendation); (ii) approve or recommend, or propose to approve or recommend, any CVLY Acquisition Proposal; or (iii) unless this Agreement has been terminated in accordance with its terms, enter into (or cause CVLY or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any CVLY Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or (B) requiring CVLY to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 6.5(d), prior to the receipt of the CVLY Shareholder Approval, the CVLY Board may withdraw, qualify, amend or modify CVLY Recommendation (a “CVLY Subsequent Determination”) after the fifth Business Day following ORRF’s receipt of a written notice (the “CVLY Notice of Superior Proposal”) from CVLY advising ORRF that the CVLY Board has decided that a bona fide unsolicited written CVLY Acquisition Proposal that it received (that did not result from a material breach by CVLY or any CVLY Representative of this Section 6.5) constitutes a CVLY Superior Proposal if, but only if, (i) the CVLY Board has determined in good faith, after consultation with and having considered the advice of its outside legal counsel that the failure to take such actions would reasonably be expected to result in the failure of the CVLY Board to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to CVLY’s shareholders under applicable law, in each case, with respect to the Merger, (ii) during the five Business Day period after receipt of the CVLY Notice of Superior Proposal by ORRF (the “CVLY Notice Period”), CVLY and the CVLY Board shall have cooperated and negotiated in good faith with ORRF to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable CVLY to proceed with the CVLY Recommendation without a CVLY Subsequent Determination; provided, however, that ORRF shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of CVLY Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by ORRF since its receipt of such CVLY Notice of Superior Proposal, the CVLY Board has again in good faith made the determination (A) in clause (i) of this Section 6.5(e) and (B) that such CVLY Acquisition Proposal constitutes a CVLY Superior Proposal. In the event of any material revisions to the CVLY Superior Proposal, CVLY shall be required to deliver a new CVLY Notice of Superior Proposal to ORRF and again comply with the requirements of this Section 6.5(e), except that the CVLY Notice Period shall be reduced to three Business Days.

(f) Notwithstanding any CVLY Subsequent Determination, this Agreement shall be submitted to CVLY’s shareholders at the CVLY Meeting for the purpose of voting on, the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve CVLY of such obligation; provided, however, that if the CVLY Board shall have made a CVLY Subsequent Determination, then the CVLY Board may submit this Agreement to CVLY’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the CVLY Board may communicate the basis for its lack of a recommendation to CVLY’s shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, the CVLY Board shall not submit to the vote of its shareholders any CVLY Acquisition Proposal other than the Merger at the CVLY Meeting.

6.6 ORRF No Solicitation.

(a) ORRF shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of ORRF and its Subsidiaries (collectively, the “ORRF Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an ORRF Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any ORRF Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than CVLY) any information or data with respect to ORRF or any of its Subsidiaries or otherwise relating to an ORRF Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which ORRF is a party, with respect to a ORRF Acquisition Proposal; or (iv) unless this Agreement has been terminated in accordance with its terms, enter into any agreement, agreement in principle or letter of intent with respect to any ORRF Acquisition Proposal or approve or resolve to approve any ORRF Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an ORRF Acquisition Proposal. Any violation of the foregoing restrictions by any of ORRF Representatives, whether or not such ORRF Representative is so authorized and whether or not such ORRF Representative is purporting to act on behalf of ORRF or otherwise, shall be deemed to be a breach of this Agreement by ORRF. ORRF and its Subsidiaries shall, and shall cause each of the ORRF Representatives to, immediately (i) cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential ORRF Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential ORRF Acquisition Proposals.

(b) Notwithstanding Section 6.6(a), prior to the date of the ORRF Meeting, ORRF may take any of the actions described in clause (ii) of Section 6.6(a) if, but only if, (i) ORRF has received a bona fide unsolicited written ORRF Acquisition Proposal that did not result from a material breach of this Section 6.6; (ii) the ORRF Board determines in good faith, (A) after consultation with and having considered the advice of its outside legal counsel, that such ORRF Acquisition Proposal constitutes or is reasonably likely to lead to an ORRF Superior Proposal and (B) after consultation with and having considered the advice of its outside legal counsel, that the failure to take such actions would be reasonably expected to result in the failure of the ORRF Board to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to ORRF’s shareholders under applicable law, in each case, with respect to the Merger; (iii) ORRF has provided CVLY with at least three Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to ORRF or any of its Subsidiaries or otherwise relating to an ORRF Acquisition Proposal, ORRF receives from such Person a confidentiality agreement with terms no less favorable to ORRF than those contained in the Confidentiality Agreement. ORRF shall promptly provide to CVLY any non-public information regarding ORRF or its Subsidiaries provided to any other Person which was not previously provided to CVLY, such additional information to be provided no later than the date of provision of such information to such other party.

(c) ORRF shall promptly (and in any event within 24 hours) notify CVLY in writing if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, ORRF or the ORRF Representatives, in each case in connection with any ORRF Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications). ORRF agrees that it shall keep CVLY informed, on a reasonably current basis (and in any event within 24 hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). ORRF shall provide CVLY and CVLY Bank with at least 48 hours prior notice of any meeting of the ORRF Board at which the ORRF Board is reasonably expected to consider any ORRF Acquisition Proposal.

(d) Neither the ORRF Board nor any committee thereof shall (i) withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to CVLY in connection with the transactions contemplated by this Agreement (including the Merger), the ORRF Recommendation, fail to reaffirm the ORRF Recommendation within three Business Days following a request by

CVLY, or make any statement, announcement, filing or release, in connection with the ORRF Meeting or otherwise, inconsistent with the ORRF Recommendation (it being understood that taking a neutral position or no position with respect to an ORRF Acquisition Proposal shall be considered an adverse modification of the ORRF Recommendation); (ii) approve or recommend, or propose to approve or recommend, any ORRF Acquisition Proposal; or (iii) unless this Agreement has been terminated in accordance with its terms, enter into (or cause ORRF or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any ORRF Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.6(b)) or (B) requiring ORRF to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 6.6(d), prior to the receipt of the ORRF Shareholder Approval, the ORRF Board may withdraw, qualify, amend or modify the ORRF Recommendation (a “ORRF Subsequent Determination”) after the fifth Business Day following CVLY’s receipt of a written notice (the “ORRF Notice of Superior Proposal”) from ORRF advising CVLY that the ORRF Board has decided that a bona fide unsolicited written ORRF Acquisition Proposal that it received (that did not result from a material breach by ORRF or any ORRF Representative of this Section 6.6) constitutes an ORRF Superior Proposal if, but only if, (i) the ORRF Board has reasonably determined in good faith, after consultation with and having considered the advice of its outside legal counsel that the failure to take such actions would reasonably be expected to result in the failure of the ORRF Board to comply with the standard of conduct required of a board of directors under the PBCL or other fiduciary duties owed to ORRF’s shareholders under applicable law, in each case, with respect to the Merger, (ii) during the five Business Day period after receipt of the ORRF Notice of Superior Proposal by CVLY (the “ORRF Notice Period”), ORRF and the ORRF Board shall have cooperated and negotiated in good faith with CVLY to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable ORRF to proceed with the ORRF Recommendation without an ORRF Subsequent Determination; provided, however, that CVLY shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the ORRF Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by CVLY since its receipt of such ORRF Notice of Superior Proposal, the ORRF Board has again in good faith made the determination (A) in clause (i) of this Section 6.6(e) and (B) that such ORRF Acquisition Proposal constitutes an ORRF Superior Proposal. In the event of any material revisions to the ORRF Superior Proposal, ORRF shall be required to deliver a new ORRF Notice of Superior Proposal to CVLY and again comply with the requirements of this Section 6.6(e), except that the ORRF Notice Period shall be reduced to three Business Days.

(f) Notwithstanding any ORRF Subsequent Determination, this Agreement shall be submitted to ORRF’s shareholders at the ORRF Meeting for the purpose of voting on, the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve ORRF of such obligation; provided, however, that if the ORRF Board shall have made an ORRF Subsequent Determination, then the ORRF Board may submit this Agreement to ORRF’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the ORRF Board may communicate the basis for its lack of a recommendation to ORRF’s shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, the ORRF Board shall not submit to the vote of its shareholders any ORRF Acquisition Proposal other than the Merger at the ORRF Meeting.

6.7 Takeover Laws. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby.

6.8 Shares Listed. Prior to the Effective Time, to the extent required by Nasdaq, ORRF shall file a notice of additional listing of shares with Nasdaq with respect to the shares of ORRF Common Stock to be issued to the holders of CVLY Common Stock in the Merger.

6.9 Regulatory Applications; Filings; Consents. ORRF and CVLY and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (a) to promptly prepare all documentation, effect all filings and obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals, and (b) to comply with the terms and conditions of such permits, consents, approvals and authorizations; provided, however, that in no event shall CVLY or ORRF, or any of their respective Subsidiaries, be required to agree to any prohibition, limitation, condition or other requirement which ORRF reasonably determines would (A) prohibit or materially limit the ownership or operation by CVLY or any of its Subsidiaries, or by ORRF or any of its Subsidiaries, of all or any material portion of the business or assets of CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, (B) compel ORRF, or any of its Subsidiaries, to dispose of or hold separate all or any material portion of the business or assets of CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, or (C) compel ORRF, or any of its Subsidiaries, to take any action, or commit to take any action, or agree to any condition or request, if the prohibition, limitation, condition or other requirement described in clauses (A)-(C) of this sentence would have a material adverse effect on the future operation by the Surviving Corporation’s and its Subsidiaries’ business, taken as a whole (assuming for this purposes that the Surviving Corporation consists of CVLY and ORRF and their respective Subsidiaries taken as a whole) (a “Burdensome Condition”). Provided that CVLY has cooperated as required above, ORRF agrees to file the requisite applications or notices to be filed by it with the FRB and DOBS. Each of ORRF and CVLY shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other parties reasonably apprised of the status of material matters relating to completion of the transactions contemplated hereby.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, and shall advance expenses as incurred, any current or former employee, director or officer of CVLY or its Subsidiaries (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was an employee, director or officer of CVLY or one of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, in each case, to the fullest extent provided in CVLY’s Articles of Incorporation or Bylaws or in the similar governing documents of CVLY’s Subsidiaries as in effect as of the date hereof or pursuant to applicable law. Any Indemnified Party to whom expenses are advanced pursuant to the first sentence of this Section 6.10(a) shall, as a condition of receiving such advances, provide an undertaking if required by CVLY’s Articles of Incorporation or Bylaws or in the similar governing documents of CVLY’s Subsidiaries or applicable law, as applicable, to repay such amounts if it is ultimately determined that such person is not entitled to indemnification.

(b) Prior to the Effective Time, CVLY shall purchase an extended reporting period endorsement under CVLY’s existing directors’ and officers’ liability insurance coverage for CVLY’s directors and officers in a form acceptable to CVLY which shall provide such directors and officers with coverage for six years following the

Effective Time of not less than the existing coverage under, and have other terms at least as favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by CVLY, so long as the aggregate cost is not more than 300% of the annual premium currently paid by CVLY for such insurance (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, CVLY may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

(c) In the event ORRF or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of ORRF shall assume the obligations set forth in this Section 6.10.

(d) The provisions of this Section 6.10 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.11 Employees and Benefit Plans.

(a) From and for at least the 12-month period after the Effective Time, ORRF agrees to provide the employees of CVLY and any of its Subsidiaries who remain employed after the Effective Time (collectively, the “CVLY Employees”) with the following compensation and benefits: (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided to such CVLY Employee immediately prior to the Effective Time, (ii) cash incentive compensation opportunities that are, in the aggregate, no less favorable than the cash incentive compensation opportunities, in the aggregate, provided to such CVLY Employee immediately prior to the Effective Time, and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits maintained by ORRF for similarly-situated employees of ORRF. ORRF will treat, and cause its applicable ORRF Employee Programs to treat, the service of CVLY Employees with CVLY or any of its Subsidiaries as service rendered to ORRF or any of its Subsidiaries for purposes of eligibility to participate, vesting and for level of benefits (but not for benefit accrual under any defined benefit plan) attributable to any period before the Effective Time. Without limiting the foregoing, but subject to the terms and conditions of the applicable ORRF Employee Programs, ORRF shall cause the CVLY Employees to receive credit for their prior service for eligibility and vesting purposes in ORRF’s 401(k) plan and for purposes of determining the length of vacation, sick time, and paid time off and severance under ORRF’s applicable plan or policy. ORRF shall also provide that CVLY Employees shall not be treated as “new” employees for purposes of any exclusions under any health or similar plan of ORRF for a pre-existing medical condition to the extent that any such exclusion did not apply under a health or similar plan of CVLY or its Subsidiaries immediately prior to the Effective Time, shall use commercially reasonable efforts to cause any pre-existing conditions or limitations, exclusions, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any ORRF Employee Program providing medical, dental, hospital, pharmaceutical or vision benefits to be waived with respect to CVLY Employees and their spouses and eligible dependents, and shall use commercially reasonable efforts to provide that any deductibles, co-payments or out-of-pocket expenses paid under any of CVLY’s or any of its Subsidiaries’ health plans shall be credited towards deductibles, co-payments or out-of-pocket expenses under ORRF’s health plans upon delivery to ORRF of appropriate documentation, subject to the terms and conditions of the applicable ORRF Employee Program. Notwithstanding the foregoing provisions of this Section 6.11, service and other amounts shall not be credited to CVLY Employees (or their eligible dependents) to the extent the crediting of such service or other amounts would result in the duplication of benefits. Notwithstanding any of the foregoing to the contrary, none of the provisions contained herein shall operate to duplicate any benefit provided to any CVLY Employee or the funding of any such benefit.

(b) Notwithstanding anything to the contrary herein, following the Effective Time, ORRF shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of CVLY. Notwithstanding the foregoing, unless a CVLY Employee affirmatively terminates coverage (or causes coverage to terminate) under a CVLY health plan prior to the time such CVLY Employee becomes eligible to participate in a health plan of ORRF or ORRF’s Subsidiary, no coverage of any of CVLY Employees or their dependents shall terminate under any of the CVLY health plans prior to the time such CVLY Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of ORRF or any ORRF Subsidiary and their dependents.

(c) From and after the Effective Time, ORRF agrees to honor and continue to be obligated to perform, or to cause ORRF Bank and CVLY and its Subsidiaries to honor and continue to be obligated to perform, in accordance with their terms, all contractual rights of current and former employees of CVLY or any of its Subsidiaries existing as of the Effective Time, including, without limitation, all employment, change in control, severance and deferred compensation agreements and arrangements listed or described in Schedule 6.11(c) of the CVLY Disclosure Schedule. In addition, concurrently with the execution of this Agreement, ORRF shall offer an employment agreement to Craig L. Kauffman, a copy of which is contained in Schedule 6.10(c) of the CVLY Disclosure Schedule.

(d) If requested by ORRF no later than 30 days prior to the Closing, CVLY shall terminate its 401(k) plan effective as of the day prior to the Effective Time (but contingent upon the occurrence thereof) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which shall be reasonably satisfactory to ORRF. If the CVLY 401(k) plan is terminated, ORRF agrees to permit participants in the CVLY 401(k) plan who are CVLY Employees to roll over their account balances and outstanding loan balances from such plan to ORRF’s 401(k) plan, and such CVLY Employees who satisfy the eligibility requirements of ORRF’s 401(k) plan (taking into account credit for prior years of service with CVLY pursuant to Section 6.11(a), other than for purposes of profit-sharing contribution) shall be eligible to immediately participate in ORRF’s 401(k) plan. Prior to the Closing, ORRF shall take such other actions (including, without limitation, amending ORRF’s 401(k) plan) as may be required to effect the foregoing provisions of this Section 6.11(d).

(e) ORRF agrees to honor the severance guidelines attached as Schedule 6.11(e) of the CVLY Disclosure Schedule in connection with the termination of employment of any CVLY Employee, other than an employee who is a party to an employment agreement, change in control agreement or other separation agreement that provides a benefit on a termination of employment, who has a qualifying termination event by CVLY at the request of ORRF as of, or within six (6) months following, the Effective Time. Any such terminated CVLY Employee shall receive the severance payment in such amounts, at such times, and upon such conditions as set forth on said Schedule.

(f) From the date hereof through the Closing, CVLY shall, and shall cause its applicable Subsidiaries or Affiliates to, provide ORRF with reasonable access (at reasonable times, upon reasonable notice and in a manner that will not materially interfere with the normal operations of CVLY) to the (i) employees of CVLY and any of its Subsidiaries and (ii) CVLY’s human resources personnel and personnel records (to the extent not prohibited by applicable law) for purposes of (A) facilitating an orderly transition of such employees from and after the Closing, (B) making announcements concerning, and preparing for the consummation of, the transactions contemplated by this Agreement, and (C) engaging, communicating or meeting with and/or presenting to such employees on either an individual or group basis with respect to matters related to their prospective continued employment with ORRF on and after the Closing. CVLY and ORRF shall use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to the employees of CVLY and its Subsidiaries regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of such employees and, in any case, any such notice or communication materials shall comply with applicable law.

(g) Notwithstanding the foregoing, nothing contained in this Section 6.11 shall (i) be treated as an amendment of any particular Employee Program or any other employee benefit plan, program, policy, agreement or arrangement or (ii) give any third party, including any CVLY Employee, any former employee of CVLY or any of its Subsidiaries or any beneficiary representative thereof, any right to enforce the provisions of this Section 6.11. Nothing contained in this Agreement is intended to (x) confer upon any CVLY Employee or any other Person any right to continued employment after the Effective Time or (y) prevent ORRF or any of its Affiliates from amending, modifying or terminating any Employee Program or any other employee benefit plan, program, policy, agreement or arrangement.

(h) Within 45 days after the date of this Agreement, CVLY shall designate, in mutual agreement with ORRF, certain employees of CVLY and CVLY Bank who shall remain employed by CVLY and CVLY Bank as of the Closing Date and/or through a post-Closing transition period through certain dates following the Effective Time and such employees may be eligible to receive retention bonuses. The amount, allocation and timing of payment of each such bonus will be determined by CVLY, in mutual agreement with ORRF. Neither party shall communicate the amounts considered for individual retention bonuses with the affected employees until such amounts are finally determined.

(i) Within 45 days after the date of this Agreement, ORRF shall designate, in mutual agreement with CVLY, certain employees of ORRF and ORRF Bank who shall remain employed by ORRF and ORRF Bank as of the Closing Date and/or through a post-Closing transition period through certain dates following the Effective Time and such employees may be eligible to receive retention bonuses. The amount, allocation and timing of payment of each such bonus will be determined by ORRF, in mutual agreement with CVLY. Neither party shall communicate the amounts considered for individual retention bonuses with the affected employees until such amounts are finally determined.

6.12 Notification of Certain Matters. Each of ORRF and CVLY shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VII not being satisfied, or (b) notwithstanding the standards set forth in Section 9.1, would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. No such notice by ORRF or CVLY shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to ORRF’s or CVLY’s obligations to consummate the transactions contemplated by this Agreement.

6.13 Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect after the date hereof in accordance with its respective terms.

6.14 Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, each of ORRF and CVLY shall, and shall cause each of its Subsidiaries to: (a) timely file (taking into account any extensions of time within which to file) all Tax Returns required to be filed by it, and such Tax Returns shall be prepared in a manner reasonably consistent with past practice; (b) timely pay all Taxes shown as due and payable on such Tax Returns that are so filed; (c) establish an accrual in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which a Tax Return is due prior to the Effective Time; and (d) promptly notify CVLY or ORRF, as the case may be, of any suit, claim, action, investigation, proceeding or audit pending against or with respect to ORRF or CVLY, as the case may be, or any of its Subsidiaries in respect of any Tax matter, including, without limitation, Tax liabilities and refund claims.

6.15 Section 16 Votes. Prior to the Effective Time, CVLY shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any disposition of equity securities of CVLY (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of CVLY who is subject to Section 16 of the Exchange Act.

6.16 Certain Litigation. Each party shall provide the other party prompt written notice of, and the opportunity to participate at its own expense in the defense or settlement of, any shareholder litigation against such party and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the other party’s prior written consent (such consent not to be unreasonably withheld). Each party shall use its reasonable best efforts to keep the other party generally informed about the status of such litigation.

6.17 Classified Loans.

(a) CVLY shall promptly after the end of each quarter after the date hereof and upon Closing provide ORRF with a complete and accurate list, including the amount, of all CVLY Classified Loans.

(b) ORRF shall promptly after the end of each quarter after the date hereof and upon Closing provide CVLY with a complete and accurate list, including the amount, of all ORRF Classified Loans.

6.18 Leases. Upon written request of ORRF, CVLY shall use commercially reasonable efforts to obtain an estoppel from any third party under a lease, sublease or ground lease to which CVLY or any of its Subsidiaries is a party, in the form attached to such lease, sublease or ground lease, or in a form as prepared by ORRF.

6.19 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement (including, without limitation, Section 6.9), each of the parties to the Agreement agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other parties hereto to that end.

6.20 Reorganization. Neither CVLY, on the one hand, nor ORRF, on the other hand, shall take or cause to be taken any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

6.21 Treatment of CVLY Debt. Upon the Effective Time (or at the effective time of the Bank Merger for any debt of CVLY Bank), ORRF or ORRF Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by CVLY or CVLY Bank, as applicable, under the definitive documents governing the indebtedness and other instruments related thereto set forth on Schedule 6.21 of the CVLY Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (i) ORRF shall, and shall cause ORRF Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) ORRF shall, and shall cause ORRF Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents and provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the Bank Merger Effective Time, as applicable.

6.22 Corporate Governance.

(a) Prior to the Effective Time, the ORRF Board shall take all actions necessary to adopt the Bylaws Amendment and to effect the requirements referenced therein that are to be effected as of the Effective Time. Effective as of the Effective Time, in accordance with the Bylaws Amendment, (A) ORRF shall expand the size of the ORRF Board to 13 members and (B) ORRF shall appoint six new directors, each of whom shall be selected from the existing CVLY Board by CVLY (subject to the prior consultation with ORRF), and (C) ORRF shall cause four of ORRF’s existing directors to resign (subject to prior consultation with CVLY). Each director of CVLY appointed to the board of directors of the Surviving Corporation shall serve as a director for the remainder of the term of the class to which such director is appointed, the CVLY directors shall be appointed to fill the class of directors of the resigning ORRF directors, as applicable, and the directors of the Surviving Corporation shall be re-classified so that (i) there will be an equal split of the CVLY directors amongst all classes of directors and (ii) the total number of directors of each class will be split as evenly split as possible (e.g., if there are 3 classes of directors, then there will be 5 directors in one class, 4 directors in the another class and 4 directors in the third class). Upon the expiration of the term to which he or she is initially appointed, the board of directors of the Surviving Corporation shall nominate and recommend such director for election by the shareholders of the Surviving Corporation to a successive three-year term on the board of directors of the Surviving Corporation, provided, however, that, in each case he or she continues to meet the eligibility requirements for a director under the Articles of Incorporation and Bylaws of the Surviving Corporation.

(b) Effective as of the Effective Time, (i) Joel Zullinger shall serve as the Chairman of the board of directors of each of the Surviving Corporation and the Surviving Bank, (ii) Rodney Messick shall serve as the Vice Chairman of the board of directors of each of the Surviving Corporation and the Surviving Bank, (iii) Thomas Quinn shall serve as the Chief Executive Officer of each of the Surviving Corporation and the Surviving Bank, and (iv) Craig Kauffman shall serve as the Chief Operating Officer of each of the Surviving Corporation and the Surviving Bank. The composition of the committees of the board of directors of the Surviving Corporation shall be as further set forth in the Bylaws of the Surviving Corporation, as amended by the Bylaws Amendment.

(c) Effective as of the Effective Time, (i) the headquarters and main office of the Surviving Corporation and the Surviving Bank will be located in Harrisburg, Pennsylvania, (ii) the operations location of the Surviving Corporation and the Surviving Bank shall be in York, Pennsylvania and (iii) the name of the Surviving Corporation shall be “Orrstown Financial Services, Inc.” and the name of the Surviving Bank shall be “Orrstown Bank”.

(d) The corporate governance provisions of the bylaws of the Surviving Bank in effect as of the Bank Merger Effective Time will be consistent with the corporate governance provisions of the Bylaws of the Surviving Corporation, as amended by the Bylaws Amendment.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The obligation of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) CVLY Shareholder Vote. The Merger, this Agreement and the transactions contemplated hereby shall have been approved by the requisite affirmative vote of the outstanding shares of CVLY Common Stock eligible to vote at CVLY Meeting in accordance with all applicable laws.

(b) ORRF Shareholder Vote. The issuance of the Merger Consideration shall have been approved by the requisite affirmative vote of the outstanding shares of ORRF Common Stock eligible to vote at the ORRF Meeting in accordance with all applicable law.

(c) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. None of such Regulatory Approvals shall impose any term, condition or restriction that ORRF reasonably determines is a Burdensome Condition. All conditions to the Regulatory Approvals shall have been satisfied or waived.

(d) No Injunction, Etc. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the transactions contemplated hereby.

(e) Effective Registration Statement; NASDAQ. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority. The notice of additional listing of shares filed with Nasdaq in accordance with Section 6.8 shall have been accepted by Nasdaq.

7.2 Conditions to the Obligations of ORRF. The obligation of ORRF to consummate the Merger is also conditioned upon the satisfaction or waiver by ORRF, at or prior to the Effective Time, of each of the following conditions:

(a) Representations, Warranties and Covenants of CVLY. (i) Each of the representations and warranties of CVLY contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of CVLY to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. ORRF shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of CVLY, to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Tax Opinion Relating to the Merger. ORRF shall have received an opinion from Goodwin Procter LLP, dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from ORRF, on the one hand, and CVLY, on the other hand, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

7.3 Conditions to the Obligations of CVLY. The obligation of CVLY to consummate the Merger is also conditioned upon the satisfaction or waiver by CVLY, at or prior to the Effective Time, of each of the following conditions:

(a) Representations, Warranties and Covenants of ORRF. (i) Each of the representations and warranties of ORRF contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of ORRF to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. CVLY shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of ORRF, to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Tax Opinion Relating to the Merger. CVLY shall have received an opinion from Holland & Knight LLP dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from ORRF, on the one hand, and CVLY, on the other hand, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned, it being understood and agreed that a decision of ORRF or CVLY to terminate this Agreement shall be made by the ORRF Board (in the case of ORRF) or the CVLY Board (in the case of CVLY):

(a) by the mutual consent of ORRF and CVLY in a written instrument;

(b) by ORRF or CVLY, in the event that the Merger is not consummated by December 31, 2024 (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by ORRF or CVLY (provided, however, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach or the Outside Date, if earlier, and which breach, either individually or in the aggregate with all other breaches by such party, would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII;

(d) by ORRF or CVLY, (i) in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall (A) impose any term, condition or restriction that is a Burdensome Condition, or (B) have been denied by final nonappealable action of such Governmental Authority, or (ii) any governmental entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that subject to Section 6.9, the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted or to prevent such Burdensome Condition from being imposed;

(e) by ORRF or CVLY, if the CVLY Shareholder Approval shall not have been obtained at CVLY Meeting or at any adjournment postponement thereof in accordance with this Agreement;

(f) by ORRF or CVLY, if the ORRF Shareholder Approval shall not have been obtained at the ORRF Meeting or at any adjournment postponement thereof in accordance with this Agreement;

(g) by ORRF, if (i) the CVLY Board or any committee thereof (A) withdraws, qualifies, amends, modifies or withholds CVLY Recommendation, fails to reaffirm CVLY Recommendation within three Business Days following a request by ORRF to do so, or makes any statement, announcement, filing or release, in connection with the CVLY Meeting or otherwise, inconsistent with the CVLY Recommendation (it being understood that taking a neutral position or no position with respect to a CVLY Acquisition Proposal shall be considered an adverse modification of the CVLY Recommendation), (B) materially breaches its obligation to call, give notice of, hold and/or commence the CVLY Meeting or to solicit proxies in favor of this Agreement under Section 6.1, (C) approves or recommends a CVLY Acquisition Proposal, (D) enters into (or causes CVLY to enter into) any letter of intent, agreement in principle, acquisition or other agreement related to a CVLY Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or requiring CVLY to abandon, terminate or fail to consummate the Merger or the other transactions contemplated hereby, or (E) resolves or otherwise determines to take, or announces an intention or proposes to take, any of the foregoing actions or (ii) there shall have been a material breach of Section 6.5 by CVLY or any of the CVLY Representatives; or

(h) by CVLY, if (i) the ORRF Board or any committee thereof (A) withdraws, qualifies, amends, modifies or withholds the ORRF Recommendation, fails to reaffirm the ORRF Recommendation within three Business Days following a request by CVLY to do so, or makes any statement, announcement, filing or release, in connection with the ORRF Meeting or otherwise, inconsistent with the ORRF Recommendation (it being understood that taking a neutral position or no position with respect to an ORRF Acquisition Proposal shall be considered an adverse modification of the ORRF Recommendation), (B) materially breaches its obligation to call, give notice of, hold and/or commence the ORRF Meeting or to solicit proxies in favor of this Agreement under Section 6.1, (C) approves or recommends an ORRF Acquisition Proposal, (D) enters into (or causes CVLY to enter into) any letter of intent, agreement in principle, acquisition or other agreement related to an ORRF Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or requiring ORRF to abandon, terminate or fail to consummate the Merger or the other transactions contemplated hereby, or (E) resolves or otherwise determines to take, or announces an intention or proposes to take, any of the foregoing actions or (ii) there shall have been a material breach of Section 6.5 by ORRF or any of the ORRF Representatives.

8.2 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement by either ORRF or CVLY as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of ORRF, CVLY, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 6.3 (Press Releases), 6.13 (Confidentiality Agreement) and 9.5 (Expenses) and this Section 8.2 and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, none of ORRF or CVLY shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b) In the event this Agreement is terminated by ORRF pursuant to Section 8.1(g), CVLY shall pay to ORRF an amount equal to $8,300,000 (the “Termination Fee”).

(c) In the event this Agreement is terminated by CVLY pursuant to Section 8.1(h), ORRF shall pay to CVLY the Termination Fee.

(d) In the event that this Agreement is terminated by ORRF or CVLY pursuant to Section 8.1(b) or Section 8.1(e) due to the failure to obtain the approval of CVLY’s shareholders at the CVLY Meeting (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or capable of being satisfied prior to such termination) and (i) a CVLY Acquisition Proposal with respect to CVLY shall have been announced, disclosed or otherwise communicated to the CVLY Board or senior management of CVLY prior to the CVLY Meeting or prior to the date specified in Section 8.1(b), as applicable, and (ii) within 12 months of such termination, CVLY shall have (x) recommended to its shareholders or consummated a transaction qualifying as a CVLY Acquisition Transaction or (y) entered into a definitive agreement with respect to a CVLY Acquisition Transaction, then CVLY shall pay to ORRF an amount equal to the Termination Fee. For purposes of this Section 8.2(d), all references in the definition of CVLY Acquisition Transaction to “25%” shall instead refer to “50%.”

(e) In the event that this Agreement is terminated by ORRF or CVLY pursuant to Section 8.1(b) or Section 8.1(f) due to the failure to obtain the approval of ORRF’s shareholders at the ORRF Meeting (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or capable of being satisfied prior to such termination), and (i) an ORRF Acquisition Proposal with respect to ORRF shall have been announced, disclosed or otherwise communicated to the ORRF Board or senior management of ORRF prior to the ORRF Meeting or prior to the date specified in Section 8.1(b), as applicable, and (ii) within 12 months of such termination, ORRF shall have (x) recommended to its shareholders or consummated a transaction qualifying as an ORRF Acquisition Transaction or (y) entered into a definitive agreement with respect to an ORRF Acquisition Transaction, then

ORRF shall pay to CVLY an amount equal to the Termination Fee. For purposes of this Section 8.2(e), all references in the definition of ORRF Acquisition Transaction to “25%” shall instead refer to “50%.”

(f) In the event that this Agreement is terminated by ORRF pursuant to Section 8.1(c) and (i) a CVLY Acquisition Proposal with respect to CVLY shall have been announced, disclosed or otherwise communicated to the CVLY Board or senior management of CVLY prior to any breach by CVLY of any representation, warranty, covenant or other agreement giving rise to such termination by ORRF or during the cure period therefor provided in Section 8.1(c) and (ii) within 12 months of such termination, CVLY shall have (x) recommended to its shareholders or consummated a transaction qualifying as a CVLY Acquisition Transaction or (y) entered into a definitive agreement with respect to a CVLY Acquisition Transaction, then CVLY shall pay to ORRF an amount equal to the Termination Fee. For purposes of this Section 8.2(f), all references in the definition of CVLY Acquisition Transaction to “25%” shall instead refer to “50%.”

(g) In the event that this Agreement is terminated by CVLY pursuant to Section 8.1(c) and (i) an ORRF Acquisition Proposal with respect to ORRF shall have been announced, disclosed or otherwise communicated to the ORRF Board or senior management of ORRF prior to any breach by ORRF of any representation, warranty, covenant or other agreement giving rise to such termination by CVLY or during the cure period therefor provided in Section 8.1(c) and (ii) within 12 months of such termination, ORRF shall have (x) recommended to its shareholders or consummated a transaction qualifying as an ORRF Acquisition Transaction or (y) entered into a definitive agreement with respect to an ORRF Acquisition Transaction, then ORRF shall pay to CVLY an amount equal to the Termination Fee. For purposes of this Section 8.2(g), all references in the definition of ORRF Acquisition Transaction to “25%” shall instead refer to “50%.”

(h) Any payment of the Termination Fee required to be made pursuant to this Section 8.2 shall be made not more than two Business Days after the date of the event giving rise to the obligation to make such payment. All payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by the receiving party.

(i) ORRF and CVLY acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, ORRF would not have entered into this Agreement. Accordingly, if CVLY or ORRF, as the case may be, fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, CVLY or ORRF, as the case may be, commences a suit which results in a judgment against CVLY for the amount set forth in this Section 8.2, the losing party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) on the date such payment was required to be made.

ARTICLE IX

MISCELLANEOUS

9.1 Standard. No representation or warranty of CVLY contained in Article III or of ORRF contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of CVLY, or Article IV, in the case of ORRF, has had or would be reasonably likely to have a CVLY Material Adverse Effect or an ORRF Material Adverse Effect, respectively (disregarding for purposes of this Section 9.1 any materiality or material adverse effect qualification contained in any representations or warranties other than in clause (i) of Section 3.12 and clause

(i) of 4.12). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Sections 3.3(a), 3.3(b), 4.3(a) and 4.3(b) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Sections 3.4, 3.5, 3.6, 3.7(a)(ii), 3.14(j), 3.22, 3.23, 3.33 and the first two sentences of Section 3.2, in the case of CVLY, and Sections 4.4, 4.5, 4.6, 4.7(a)(ii), 4.14(j), 4.22, 4.23, 4.33, the first two sentences of Section 4.2, in the case of ORRF, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) clause (i) of Section 3.12), in the case of CVLY, and clause (i) of Section 4.12, in the case of ORRF, shall be deemed untrue and incorrect if not true and correct in all respects.

9.2 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, except for those agreements and covenants that expressly apply or are to be performed in whole or in part after the Effective Time.

9.3 Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Articles of Incorporation” shall have the meaning ascribed to it in Section 1306 of the PBCL.

“Business” means the business of CVLY and its Subsidiaries or the business of ORRF and its Subsidiaries as currently conducted.

“Business Day” means Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.

“Confidentiality Agreement” means the letter agreement between the parties dated August 1, 2023 regarding confidentiality and non-disclosure, as amended by that certain Competitively Sensitive Information and Nonsoliciation Amendment, dated September 25, 2023, by and between CVLY and ORRF.

“CVLY Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a CVLY Acquisition Transaction on terms that the CVLY Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and nationally recognized financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of CVLY Common Stock or all, or substantially all, of the assets of CVLY and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of CVLY Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to CVLY’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to CVLY’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

“CVLY Material Adverse Effect” means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of CVLY and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent CVLY from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term CVLY Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as CVLY and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its Subsidiaries taken as a whole); (iii) actions and omissions of CVLY and its Subsidiaries taken with the prior written consent of ORRF in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by CVLY under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; (v) natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its Subsidiaries taken as a whole); or (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CVLY and its Subsidiaries taken as a whole) and (vii) any failure by CVLY to meet any internal projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of CVLY Material Adverse Effect may be taken into account in determining whether there has been a CVLY Material Adverse Effect).

“Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Environment” means any air (including indoor air), water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, sediment, soil vapor, surface or subsurface strata, plant and animal life, and any other environmental medium or natural resource.

“Environmental Laws” means any applicable federal, state or local law (including common law), statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (A) the protection, preservation or restoration of the Environment, and/or (B) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, or exposure to, Hazardous Material or Oil. The term Environmental Law includes without limitation (a) CERCLA; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and all comparable state and local laws, and (b) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Material.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Material” means any pollutant, contaminant, or waste and any other chemical, substance or material regulated under any Law or by any Governmental Authority due to its toxic, hazardous or dangerous or deleterious properties or characteristics, and includes, without limitation, crude oil or any fraction thereof, petroleum, petroleum based products or byproducts, medical or infectious waste, asbestos, asbestos-containing materials, heavy metals, chlorinated solvents, urea formaldehyde foam insulation, polychlorinated biphenyls, mold, mycotoxins, radon and per- or polyfluoroalkyl.

“Intellectual Property Assets” means all Intellectual Property Assets owned or purported to be owned by CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, or used or held for use by CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be, in the Business. Intellectual Property Assets means, collectively, (A) patents and patent applications (“Patents”); (B) trade names, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration (“Marks”); (C) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications; and (D) rights under applicable US state trade secret laws as are applicable to know-how and confidential information (“Trade Secrets”).

“Knowledge” shall mean, with respect to any fact, event or occurrence, (i) in the case of CVLY, the actual knowledge after reasonable inquiry of one or more of those certain executive officers of CVLY listed on Schedule 9.3(a)(i) of the CVLY Disclosure Schedule, or (ii) in the case of ORRF, the actual knowledge after reasonable inquiry of one or more of ORRF’s executive officers, all of whom are listed on Schedule 9.3(a)(ii) of the ORRF Disclosure Schedule.

“Loan Property” means any property in which CVLY or any of its Subsidiaries or ORRF or its Subsidiaries, as the case may be, holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by CVLY or any of its Subsidiaries or ORRF or its Subsidiaries, as the case may be.

“ORRF Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from CVLY), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an ORRF Acquisition Transaction.

“ORRF Acquisition Transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving ORRF or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of ORRF or any of its Subsidiaries representing, in the aggregate, 25% or more of the assets of ORRF and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 25% or more of the votes attached to the outstanding securities of ORRF or any of its Subsidiaries; or (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 25% or more of any class of equity securities of ORRF or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement involving CVLY.

“ORRF Material Adverse Effect” means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of ORRF and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent ORRF from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term ORRF Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on ORRF and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as ORRF and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on ORRF and its Subsidiaries taken as a whole); (iii) actions and omissions of ORRF and its Subsidiaries taken with the prior written consent of CVLY in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by ORRF under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; (v) natural disasters or other force majeure events or any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on ORRF and its Subsidiaries, taken as a whole); or (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on ORRF and its Subsidiaries, taken as a whole), (vii) any failure by ORRF to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of ORRF Material Adverse Effect may be taken into account in determining whether there has been an ORRF Material Adverse Effect); and (viii) changes in the trading price or trading volume of ORRF Common Stock (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of ORRF Material Adverse Effect may be taken into account in determining whether there has been an ORRF Material Adverse Effect).

“ORRF Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an ORRF Acquisition Transaction on terms that the ORRF Board determines in its good faith judgment, after consultation with and consideration of the advice of its outside legal counsel and a nationally recognized financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of ORRF Common Stock or all, or substantially all, of the assets of ORRF and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of ORRF Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to ORRF’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to ORRF’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

“Participation Facility” means any facility in which CVLY or any of its Subsidiaries or ORRF or its Subsidiaries, as the case may be, participates or has participated in the management of environmental matters.

“Person” or “person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint stock company, business trust or unincorporated organization.

“Privacy Laws” shall mean shall mean any law, rule or regulation that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, including, without limitation, the CAN-SPAM Act, the Telephone Consumer Privacy Act, the Gramm-Leach-Bliley Act and all United States state Laws concerning privacy, data security, breach response and/or data protection, each as amended from time to time.

“Products” means those products and/or services researched, designed, developed, manufactured, marketed, performed, licensed, sold and/or distributed by CVLY or any of its Subsidiaries or ORRF or any of its Subsidiaries, as the case may be.

“Regulatory Approvals” shall mean any approval, waiver, or non-objection from any Governmental Authority necessary to consummate the Merger and the other transactions contemplated by this Agreement, including, without limitation, (a) the waiver or approval of the FRB and (b) the approval of DOBS.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” shall mean, when used with reference to a party, any corporation or organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” or “Taxes” shall mean all taxes, duties, charges, fees, levies or other assessments, in each case in the nature of a tax, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, escheat, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.

“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement filed, or required to be filed, with a Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Bank Merger” shall have the meaning set forth in Section 1.8.

“Bank Merger Agreement” shall have the meaning set forth in Section 1.8.

“Bank Merger Effective Time” shall have the meaning set forth in Section 1.8.

“BHCA” shall have the meaning set forth in Section 3.2.

“BOLI” shall have the meaning set forth in Section 3.16.

“Burdensome Conditions” shall have the meaning set forth in Section 6.9.

“Bylaws Amendment” shall have the meaning ascribed to in Section 1.5.

“CERCLA” shall have the meaning set forth in Section 3.17(e).

“Certificate” shall have the meaning set forth in Section 2.2.

“Closing” shall have the meaning set forth in Section 1.4.

“Closing Date” shall have the meaning set forth in Section 1.4.

“Code” shall have the meaning set forth in the recitals to this Agreement.

“Contingent Workers” shall have the meaning set forth in Section 3.15.

“CRA” shall have the meaning set forth in Section 3.7(b).

“CVLY” shall have the meaning set forth in the preamble to this Agreement.

“CVLY Acquisition Proposal” shall have the meaning set forth in Section 6.5(a).

“CVLY Acquisition Transaction” shall have the meaning set forth in Section 6.5(a).

“CVLY Balance Sheet” shall have the meaning set forth in Section 3.11(a).

“CVLY Bank” shall have the meaning set forth in Section 1.8.

“CVLY Board” shall have the meaning set forth in the recitals to this Agreement.

“CVLY Classified Loans” shall have the meaning set forth in Section 3.24(g).

“CVLY Common Stock” shall have the meaning set forth in the recitals to this Agreement.

“CVLY Disclosure Schedule” shall have the meaning set forth in Section 3.1(b).

“CVLY Employee Programs” shall have the meaning set forth in Section 3.14(a).

“CVLY Employees” shall have the meaning set forth in Section 6.11(a).

“CVLY ESPP” shall have the meaning set forth in Section 2.8(c).

“CVLY Equity Plans” shall have the meaning set forth in Section 2.8(a).

“CVLY Financial Advisor” shall have the meaning set forth in Section 3.33.

“CVLY Form 10-K” shall have the meaning set forth in Section 3.11(a).

“CVLY IT Systems” shall have the meaning set forth in Section 3.19(i).

“CVLY Leases” shall have the meaning set forth in Section 3.21(b).

“CVLY Loans” shall have the meaning set forth in Section 3.24(g).

“CVLY Material Contract” shall have the meaning set forth in Section 3.20(a).

“CVLY Meeting” shall have the meaning set forth in Section 6.1(a).

“CVLY Notice Period” shall have the meaning set forth in Section 6.5(e).

“CVLY Privacy Requirements” shall have the meaning set forth in Section 3.19.

“CVLY Property” shall have the meaning set forth in Section 3.17(a).

“CVLY Recommendation” shall have the meaning set forth in Section 6.1(a)(ii).

“CVLY Representatives” shall have the meaning set forth in Section 6.5(a).

“CVLY Restricted Stock” shall have the meaning set forth in Section 2.8(b).

“CVLY SEC Documents” shall have the meaning set forth in Section 3.11(a).

“CVLY Shareholder Approval” shall have the meaning set forth in Section 6.1(a).

“CVLY Stock Options” shall have the meaning set forth in Section 2.8(a).

“CVLY Subsequent Determination” shall have the meaning set forth in Section 6.5(e).

“CVLY Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Derivative Transactions” shall have the meaning set forth in Section 3.28.

“DOBS” shall have the meaning set forth in Section 3.10(b).

“Effective Time” shall have the meaning set forth in Section 1.2.

“Employee Program” shall have the meaning set forth in Section 3.14(k)(i).

“ERISA” shall have the meaning set forth in Section 3.14(k)(ii).

“ERISA Affiliate” shall have the meaning set forth in Section 3.14(k)(iv).

“Exchange Agent” shall have the meaning set forth in Section 2.6(a).

“Exchange Fund” shall have the meaning set forth in Section 2.6(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.1(c).

“FDIA” shall have the meaning set forth in Section 3.30.

“FDIC” shall have the meaning set forth in Section 3.10(b).

“Final Exercise Date” shall have the meaning set forth in Section 2.8(c).

“Finance Laws” shall have the meaning set forth in Section 3.9(a).

“FRB” shall have the meaning set forth in Section 3.2.

“Hazardous Material” shall have the meaning set forth in Section 3.19(f).

“Indemnified Parties” shall have the meaning set forth in Section 6.10(a).

“Information Security Requirements” shall have the meaning set forth in Section 3.19.

“Liens” shall have the meaning set forth in Section 3.4(a).

“maintains” shall have the meaning set forth in Section 3.14(k)(iii).

“Marks” shall have the meaning set forth in the definition of Intellectual Property Assets.

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.1(c).

“Money Laundering Laws” shall have the meaning set forth in Section 3.31(b).

“Multiemployer Plan” shall have the meaning set forth in Section 3.14(k)(v).

“Nasdaq” shall have the meaning set forth in Section 2.3.

“New Certificates” shall have the meaning set forth in Section 2.6(a).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.5(e).

“OFAC” shall have the meaning set forth in Section 3.31(d).

“ORRF” shall have the meaning set forth in the preamble to this Agreement.

“ORRF Balance Sheet” shall have the meaning set forth in Section 4.11(a).

“ORRF Bank” shall have the meaning set forth in Section 1.8.

“ORRF Classified Loans” shall have the meaning set forth in Section 4.24(g).

“ORRF Common Stock” shall have the meaning set forth in the recitals to this Agreement.

“ORRF Disclosure Schedule” shall have the meaning set forth in Section 4.1(b).

“ORRF Employee Programs” shall have the meaning set forth in Section 4.14(a).

“ORRF Financial Advisor” shall have the meaning set forth in Section 4.33.

“ORRF Form 10-K” shall have the meaning set forth in Section 4.11(a).

“ORRF IT Systems” shall have the meaning set forth in Section 4.19(i).

“ORRF Leases” shall have the meaning set forth in Section 4.21(b).

“ORRF Loans” shall have the meaning set forth in Section 4.24(g).

“ORRF Notice Period” shall have the meaning set forth in Section 6.6(e).

“ORRF Privacy Requirements” shall have the meaning set forth in Section 4.19(a).

“ORRF Property” shall have the meaning set forth in Section 4.17(a).

“ORRF Representatives” shall have the meaning set forth in Section 6.6(a).

“ORRF SEC Documents” shall have the meaning set forth in Section 4.11(a).

“ORRF Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Outside Date” shall have the meaning set forth in Section 8.1(b).

“Patents” shall have the meaning set forth in the definition of “Intellectual Property Assets”.

“PBCL” shall have the meaning set forth in the preamble of this Agreement.

“Premium Limit” shall have the meaning set forth in Section 6.10(b).

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 6.2(a).

“Registration Statement” shall have the meaning set forth in Section 6.2(a).

“SEC” shall have the meaning set forth in Section 3.11(a).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Laws” shall have the meaning set forth in Section 3.22.

“Termination Fee” shall have the meaning set forth in Section 8.2(b).

“Third Party Rights” shall have the meaning set forth in Section 3.18(d).

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property Assets”.

“Treasury Stock” shall have the meaning set forth in Section 2.1(b).

“USA PATRIOT Act” shall have the meaning set forth in Section 3.7(b).

“Voting Agreement Shareholders” shall have the meaning set forth in the recitals to this Agreement.

9.4 Waiver; Amendment. Subject to compliance with applicable law, prior to the Effective Time, any provision of this Agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Board of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of CVLY or the approval of the issuance of the Merger Consideration by the shareholders of ORRF, no amendment of this Agreement shall be made which by law requires further approval of either the shareholders of CVLY or ORRF without obtaining such approval.

9.5 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that (i) ORRF and CVLY shall each pay fifty percent (50%) of printing and mailing expenses for the Joint Proxy Statement/Prospectus and (ii) SEC filing and registration fees shall be the sole responsibility of ORRF.

9.6 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered, or if by e-mail, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing net-day service by a recognized next-day courier, or (c) on the earlier of confirmed received or the fifth Business Day following the date of mailing if mailed by registered or certified mail (return receipt requested, postage prepaid) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

If to ORRF:

4750 Lindle Road

Harrisburg, PA 17111

Attention: General Counsel

Email: mdyckman@orrstown.com

With a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Samantha Kirby, Esq.

Email: SKirby@goodwinlaw.com

If to CVLY, to:

105 Leader Heights Road

York, Pennsylvania 17403

Attention: General Counsel

Email: dstolzer@peoplesbanknet.com

With a copy to (which shall not constitute notice):

Holland & Knight LLP

1650 Market Street, Suite 3300

Philadelphia, Pennsylvania 19103

Attention: Paul J Jaskot, Esq.

Email: Paul.Jaskot@hklaw.com

9.7 Understanding; No Third Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and the right of CVLY shareholders to receive the Merger Consideration as set forth in Article II, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.8 Confidential Supervisory Information. No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) and § 309.6(a)) of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

9.9 Assignability; Binding Effect. Prior to the Closing, this Agreement may not be assigned by ORRF without the written consent of CVLY and no such assignment shall release ORRF of its obligations hereunder. After the Closing, ORRF’s rights and obligations hereunder shall be freely assignable. This Agreement may not be assigned by CVLY without the prior written consent of ORRF. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns, and except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder.

9.10 Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Words of number may be read as singular or plural, as required by context.

9.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

9.12 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the conflict of law principles thereof. Each of the parties hereto (a) hereby irrevocably and unconditionally consents to and submit itself to the personal jurisdiction of the state or federal courts located in the Commonwealth of Pennsylvania (“Pennsylvania Courts”) in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such Pennsylvania Courts, and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Pennsylvania Courts. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought in any such Pennsylvania Courts and waives any bond, surety or other security that might be required of any other party in any such Pennsylvania Courts with respect thereto. To the extent permitted by applicable law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.6. Nothing in this Section 9.12, however, shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF ORRF AND CVLY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.13 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction, without the posting of any bond, restraining such breach or threatened breach.

9.14 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, and any documents delivered by the parties in connection herewith, constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

9.15 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal, and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

ORRSTOWN FINANCIAL SERVICES, INC.

By:	/s/ Thomas R. Quinn, Jr.
Name:	Thomas R. Quinn, Jr.
Title:	President and Chief Executive Officer

CODORUS VALLEY BANCORP, INC.

By:	/s/ Craig L. Kauffman
Name:	Craig L. Kauffman
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit A – CVLY Voting Agreement

Exhibit B – ORRF Voting Agreement

Exhibit C – Bylaws Amendment

Exhibit D – Bank Merger Agreement

Exhibit A

CVLY Voting Agreement

CVLY VOTING AGREEMENT

VOTING AGREEMENT (“Agreement”), dated as of December 12, 2023, by and between Orrstown Financial Services, Inc., a Pennsylvania corporation (“ORRF”), and the undersigned holder (“Shareholder”) of common stock, par value $2.50 per share (“CVLY Common Stock”), of Codorus Valley Bancorp, Inc., a Pennsylvania corporation (the “CVLY”).

WHEREAS, concurrently with the execution of this Agreement, ORRF and CVLY have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of CVLY with and into ORRF (the “Merger”).

WHEREAS, the Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the number of shares of CVLY Common Stock and has sole, and otherwise unrestricted, voting and investment power with respect to such shares (the “Shares”), indicated opposite the Shareholder’s name on Schedule 1 attached hereto (as used herein, the terms “Shares” means all shares of CVLY Common Stock, whether such shares of CVLY Common Stock are held by the Shareholder on the date of this Agreement or are subsequently acquired prior to the Expiration Date (as defined in Section 2 herein));

WHEREAS, it is a condition to the willingness of ORRF to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and ORRF agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date, at any meeting of the shareholders of CVLY, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of CVLY, with respect to the Merger Agreement or any of the transactions contemplated thereby (including the Merger) or any CVLY Acquisition Proposal, the Shareholder shall:

(a)	appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of CVLY contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to CVLY’s and ORRF’s respective obligations to consummate the Merger; and (iii) against any CVLY Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the receipt of CVLY Shareholder Approval, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, or (iii) upon mutual written agreement of the parties hereto to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Subsequently Acquired Shares; Agreement to Retain Shares. The Shareholder agrees that any Shares of CVLY Common Stock which are acquired after the date of this Agreement and prior to CVLY shareholder meeting (whether by the exercise of any stock options or warrants, the vesting of any restricted stock unit awards, or purchases in the open market, privately or otherwise) shall be bound by and subject to the terms of this Agreement. The Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, (a) sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a lien, claim, charge or other encumbrance or restriction of any kind whatsoever), any Shares, (b) enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares, (c) deposit any Shares in a voting trust or enter into a voting agreement or similar agreement with respect to any Shares or grant any proxy or power of attorney with respect thereto other than in accordance with the terms and conditions of this Agreement, or (d) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, the Shareholder may make (a) transfers of Shares by will or by operation of law, in which case this Agreement shall bind the transferee, (b) transfers of Shares in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (c) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (d) the disposition or surrender of Shares in connection with the vesting, settlement or exercise of equity rights as permitted by the Merger Agreement, (e) to any immediate family member of the undersigned, or to a trust for the benefit of the undersigned or his or her immediate family members or upon the undersigned’s death, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (f) to any other shareholder of CVLY who has executed a copy of this Agreement on the date hereof, and (g) as ORRF may otherwise agree in writing in its sole discretion.

4. Representations and Warranties of Shareholder. Except as disclosed on Schedule 1 hereto, the Shareholder hereby represents and warrants to ORRF as follows:

(a)	the Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Shareholder and (assuming this Agreement constitutes a valid and binding agreement of ORRF) is a valid and legally binding agreement with respect to the Shareholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	the Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1.

5. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, in his, her or its capacity as a shareholder of CVLY, shall not, nor shall such Shareholder in such capacity authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its affiliates, other than CVLY in accordance with the terms of the Merger Agreement, to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prevent any of his, her or its representatives or affiliates, other than CVLY in accordance with the terms of the Merger Agreement, to) (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an CVLY Acquisition Proposal, (b) participate in any discussions or negotiations regarding any CVLY Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than ORRF) any information or data with respect to CVLY or its Subsidiary or otherwise relating to an CVLY Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an CVLY Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an CVLY Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of CVLY’s shareholders with respect to an CVLY Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of CVLY that takes any action in support of an CVLY Acquisition Proposal.

6. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court located in the Commonwealth of Pennsylvania, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

7. No Waivers. No waivers of any breach of this Agreement extended by ORRF to the Shareholder shall be construed as a waiver of any rights or remedies of ORRF with respect to any other shareholder of CVLY who has executed an agreement substantially in the form of this Agreement with respect to Shares owned by such shareholder or with respect to any subsequent breach of the shareholder or any other such shareholder of CVLY. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. Capacity as Shareholder. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not have any effect on the ability of the Shareholder to exercise his or her duties as a director or officer of CVLY, while acting in such capacity as a director or officer of CVLY. The Shareholder is executing this Agreement solely in his or her capacity as a shareholder of CVLY.

9. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

10. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

11. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

12. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

13. Public Disclosure. The Shareholder shall not issue any press release or any public statement or other disclosure with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Merger, without the prior consent of ORRF. The Shareholder hereby permits ORRF to publish and disclose in any document and/or schedule filed by ORRF with the Securities and Exchange Commission and any other applicable Governmental Authority such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s commitments and obligations pursuant to this Agreement.

14. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, ORRF may assign its rights and obligations under this Agreement to any Subsidiary wholly owned by it. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

15. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of laws thereof. The parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the courts of the Commonwealth of Pennsylvania and of the United States of America located in the Commonwealth of Pennsylvania (the “Pennsylvania Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby, waive any objection to the laying of venue of any such litigation in the Pennsylvania Courts and agree not to plead or claim in any Pennsylvania Court that such litigation brought therein has been brought in any inconvenient forum.

16. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

17. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) CVLY Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of CVLY’s Articles of Incorporation, as amended, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

ORRSTOWN FINANCIAL SERVICES, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

SHAREHOLDER

By:

Name:

SCHEDULE 1

Shareholder	Shares

Exhibit B

ORRF Voting Agreement

ORRF VOTING AGREEMENT

VOTING AGREEMENT (“Agreement”), dated as of December 12, 2023, by and between Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY”), and the undersigned holder (“Shareholder”) of common stock, no par value per share (“ORRF Common Stock”), of Orrstown Financial Services, Inc., a Pennsylvania corporation (the “ORRF”).

WHEREAS, concurrently with the execution of this Agreement, ORRF and CVLY have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of CVLY with and into ORRF (the “Merger”).

WHEREAS, the Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the number of shares of ORRF Common Stock and has sole, and otherwise unrestricted, voting and investment power with respect to such shares (the “Shares”), indicated opposite the Shareholder’s name on Schedule 1 attached hereto (as used herein, the terms “Shares” means all shares of ORRF Common Stock, whether such shares of ORRF Common Stock are held by the Shareholder on the date of this Agreement or are subsequently acquired prior to the Expiration Date (as defined in Section 2 herein));

WHEREAS, it is a condition to the willingness of CVLY to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and CVLY agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date, at any meeting of the shareholders of ORRF, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of ORRF, with respect to the Merger Agreement or any of the transactions contemplated thereby (including the Merger) or any ORRF Acquisition Proposal, the Shareholder shall:

(a)	appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of the issuance of ORRF Common Stock in connection with the Merger and any other transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of ORRF contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to ORRF’s and CVLY’s respective obligations to consummate the Merger; and (iii) against any ORRF Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the receipt of ORRF Shareholder Approval, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, or (iii) upon mutual written agreement of the parties hereto to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Subsequently Acquired Shares; Agreement to Retain Shares. The Shareholder agrees that any Shares of ORRF Common Stock which are acquired after the date of this Agreement and prior to ORRF shareholder meeting (whether by the exercise of any stock options or warrants, the vesting of any restricted stock unit awards, or purchases in the open market, privately or otherwise) shall be bound by and subject to the terms of this Agreement. The Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, (a) sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a lien, claim, charge or other encumbrance or restriction of any kind whatsoever), any Shares, (b) enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares, (c) deposit any Shares in a voting trust or enter into a voting agreement or similar agreement with respect to any Shares or grant any proxy or power of attorney with respect thereto other than in accordance with the terms and conditions of this Agreement, or (d) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, the Shareholder may make (a) transfers of Shares by will or by operation of law, in which case this Agreement shall bind the transferee, (b) transfers of Shares in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (c) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (d) the disposition or surrender of Shares in connection with the vesting, settlement or exercise of equity rights as permitted by the Merger Agreement, (e) to any immediate family member of the undersigned, or to a trust for the benefit of the undersigned or his or her immediate family members or upon the undersigned’s death; subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (f) to any other shareholder of ORRF who has executed a copy of this Agreement on the date hereof, and (g) as CVLY may otherwise agree in writing in its sole discretion.

4. Representations and Warranties of Shareholder. Except as disclosed on Schedule 1 hereto, the Shareholder hereby represents and warrants to CVLY as follows:

(a)	the Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Shareholder and (assuming this Agreement constitutes a valid and binding agreement of CVLY) is a valid and legally binding agreement with respect to the Shareholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	the Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1.

5. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, in his, her or its capacity as a shareholder of ORRF, shall not, nor shall such Shareholder in such capacity authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its affiliates, other than

ORRF in accordance with the terms of the Merger Agreement, to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prevent any of his, her or its representatives or affiliates, other than ORRF in accordance with the terms of the Merger Agreement, to) (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an ORRF Acquisition Proposal, (b) participate in any discussions or negotiations regarding any ORRF Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than CVLY) any information or data with respect to ORRF or its Subsidiary or otherwise relating to an ORRF Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an ORRF Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an ORRF Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of ORRF’s shareholders with respect to an ORRF Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of ORRF that takes any action in support of an ORRF Acquisition Proposal.

6. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court located in the Commonwealth of Pennsylvania, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

7. No Waivers. No waivers of any breach of this Agreement extended by CVLY to the Shareholder shall be construed as a waiver of any rights or remedies of CVLY with respect to any other shareholder of ORRF who has executed an agreement substantially in the form of this Agreement with respect to Shares owned by such shareholder or with respect to any subsequent breach of the shareholder or any other such shareholder of ORRF. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. Capacity as Shareholder. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not have any effect on the ability of the Shareholder to exercise his or her duties as a director or officer of ORRF, while acting in such capacity as a director or officer of ORRF. The Shareholder is executing this Agreement solely in his or her capacity as a shareholder of ORRF.

9. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

10. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

11. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

12. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

13. Public Disclosure. The Shareholder shall not issue any press release or any public statement or other disclosure with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Merger, without the prior consent of CVLY. The Shareholder hereby permits CVLY to publish and disclose in any document and/or schedule filed by CVLY with the Securities and Exchange Commission and any other applicable Governmental Authority such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s commitments and obligations pursuant to this Agreement.

14. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, CVLY may assign its rights and obligations under this Agreement to any Subsidiary wholly owned by it. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

15. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of laws thereof. The parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the courts of the Commonwealth of Pennsylvania and of the United States of America located in the Commonwealth of Pennsylvania (the “Pennsylvania Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby, waive any objection to the laying of venue of any such litigation in the Pennsylvania Courts and agree not to plead or claim in any Pennsylvania Court that such litigation brought therein has been brought in any inconvenient forum.

16. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

17. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) ORRF Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of ORRF’s Articles of Incorporation, as amended, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

CODORUS VALLEY BANCORP, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

SHAREHOLDER

By:
Name:

SCHEDULE 1

Shareholder	Shares

Exhibit C

Bylaws Amendment

AMENDED AND RESTATED BY-LAWS

OF

ORRSTOWN FINANCIAL SERVICES, INC.

(Revised as of [●])

ARTICLE I – OFFICES

Section 1-1. Registered Office. The registered office of the corporation shall be located within the Commonwealth of Pennsylvania, at such place as the Board of Directors shall, from time to time, determine.

Section 1-2. Other Offices. The corporation may also have offices at such other places, within or without the Commonwealth of Pennsylvania, as the Board of Directors may, from time to time, determine.

ARTICLE II – SHAREHOLDERS’ MEETINGS

Section 2-1. Place of Shareholders’ Meetings. Meetings of shareholders shall be held at such places, within or without the Commonwealth of Pennsylvania, as may be fixed from time to time by the Board of Directors. If no such place is fixed by the Board of Directors, meetings of the shareholders shall be held at the registered office of the corporation. The Board shall have the right to determine that a meeting of shareholders be held solely by means of Internet or other electronic communications technology in the manner and to the extent provided by Pennsylvania law.

Section 2-2. Annual Meeting. A meeting of the shareholders of the corporation shall be held in each calendar year, on such date and at such time as the Board of Directors may determine. At such annual meeting, there shall be held an election of Directors.

Section 2-3. Notice for Nominations and Proposals.

(a) Nominations of candidates for election as directors at any annual meeting of shareholders may be made (i) by, or at the direction of, a majority of the Board of Directors or (ii) by any shareholder entitled to vote at such annual meeting. Only persons nominated in accordance with the procedures set forth in paragraph (b) of this Section 2-3 shall be eligible for election as directors at an annual meeting. Ballots bearing the names of all the persons who have been nominated for election as directors at an annual meeting in accordance with the procedures set forth in paragraph B shall be provided for use at the annual meeting.

(b) Nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation as set forth in this paragraph (b) of Section 2-3. To be timely, a shareholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the corporation not less than 120 days prior to the anniversary date of the mailing of notice for the immediately preceding annual meeting of shareholders of the corporation. Such shareholder’s notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director and as to the shareholder giving the notice (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of corporation stock which are beneficially owned (as such beneficial ownership is determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by such person on the date of such shareholder notice, and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors pursuant to Regulation 14A under the Exchange Act, including, but not limited to, information required to be disclosed by Items 4, 5, 6 and 7 of Schedule 14A and information which would be required to be filed on Schedule 14B with the Securities and Exchange Commission (or any successors of such items or schedules); and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the corporation’s books, of such shareholder and any other shareholders known by such shareholder to be supporting such nominees and (ii) the class and number of shares of corporation stock which are beneficially owned by such shareholder on the date of such shareholder notice and, to the extent known, by any other shareholders known by such shareholder to be supporting such nominees on the date of such shareholder notice. At the request of the Board of Directors, any person nominated by, or at the direction of, the Board of Directors for election as a director at an annual meeting shall furnish to the Secretary of the corporation that information required to be set forth in a shareholder’s notice of nomination which pertains to the nominee.

(c) The Board of Directors may reject any nomination by a shareholder not timely made in accordance with the requirements of paragraph (b) of this Section 2-3. If the Board of Directors, or a designated committee thereof, determines that the information provided in a shareholder’s notice does not satisfy the informational requirements of this Section 2-3 in any material respect, the Secretary of the corporation shall notify such shareholder of the deficiency in the notice. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed five (5) days from the date such deficiency notice is given to the shareholder, as the Board of Directors or such committee shall reasonably determine. If the deficiency is not cured within such period, or if the Board of Directors or such committee reasonably determines that the additional information provided by the shareholder, together with information previously provided, does not satisfy the requirements of this Section 2-3 in any material respect, then the Board of Directors may reject such shareholder’s nomination. The Secretary of the corporation shall notify a shareholder in writing whether his nomination has been made in accordance with the time and informational requirements of this Section 2-3. Notwithstanding the procedures set forth in this paragraph, if neither the Board of Directors nor such committee makes a determination as to the validity of any nominations by a shareholder, the presiding officer of the annual meeting shall determine and declare at the annual meeting whether the nomination was made in accordance with the terms of this Section 2-3. If the presiding officer determines that a nomination was made in accordance with the terms of this Section 2-3, he shall so declare at the annual meeting and ballots shall be provided for use at the meeting with respect to such nominee. If the presiding officer determines that a nomination was not made in accordance with the terms of this Section 2-3, he shall so declare at the annual meeting and the defective nomination shall be disregarded.

(d) At an annual meeting of shareholders, only such new business shall be conducted, and only such proposals shall be acted upon, as shall have been brought before the annual meeting by, or at the direction of, (i) the Board of Directors or (ii) any shareholder of the corporation who complies with all the requirements set forth in this paragraph (d) of Section 2-3. Proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation as set forth in this paragraph (d). For shareholder proposals to be considered at the annual meeting of shareholders, the shareholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the corporation not less than 120 days prior to the anniversary date of the mailing of notice for the immediately preceding annual meeting of shareholders of the corporation. Such shareholder’s notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation’s books, of the shareholder proposing such business and, to the extent known, any other shareholders known by such shareholder to be supporting such proposal, (iii) the class and number of shares of the corporation stock that are beneficially owned by the shareholder on the date of such shareholder notice and, to the extent known, by any other shareholders known by such shareholder to be supporting such proposal on the date of such shareholder notice, and (iv) any financial interest of the shareholder in such proposal (other than interests which all shareholders would have).

(e) The Board of Directors may reject any shareholder proposal not timely made in accordance with the terms of paragraph (d) of this Section 2-3. If the Board of Directors, or a designated committee thereof, determines that the information provided in a shareholder’s notice does not satisfy the informational requirements of paragraph (d) in any material respect, the Secretary of the corporation shall promptly notify such shareholder of the deficiency in the notice. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed five (5) days from the date such deficiency notice is given to the shareholder, as the Board of Directors or such committee shall reasonably determine. If the deficiency is not cured within such period, or if the Board of Directors or such committee determines that the additional information provided by the shareholder, together with information previously provided, does not satisfy the requirements of paragraph (d) of this Section 2-3 in any material respect, then the Board of Directors may reject such shareholder’s proposal. The Secretary of the corporation shall notify a shareholder in writing whether such shareholder’s proposal has been made in accordance with the time and informational requirements of paragraph (d) of this Section 2-3. Notwithstanding the procedures set forth in this paragraph, if neither the Board of Directors nor such committee makes a determination as to the validity of any shareholder proposal, the presiding officer of the annual meeting shall determine and declare at the annual meeting whether the shareholder proposal was made in accordance with the terms of paragraph (d) of this Section 2-3. If the presiding officer determines that a shareholder proposal was made in accordance with the terms of paragraph (d) of this Section 2-3, such person shall so declare at the annual meeting and ballots shall be provided for use at the meeting with respect to any such proposal. If the presiding officer determines that a shareholder proposal was not made in accordance with the terms of paragraph (d) of this Section 2-3, such person shall so declare at the annual meeting and any such proposal shall not be acted upon at the annual meeting.

Section 2-4. Special Meetings. Special meetings of the shareholders may be called at any time:

(a) By the Chairman of the Board, or in his or her absence, the Vice Chairman, if there is one; or

(b) By the President of the corporation; or

(c) By a majority of the Board of Directors; or

(d) By shareholders entitled to cast at least twenty percent (20%) of the votes which shareholders are entitled to cast at the meeting.

Upon the written request of any person or persons entitled to call a special meeting, which request shall set forth the purpose for which the meeting is desired, it shall be the duty of the Secretary to fix the date of such meeting to be held at such time, not less than five (5) nor more than sixty (60) days after the receipt of such request, as the Secretary may determine, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of such meeting and to give notice thereof within five (5) days after receipt of such request, the person or persons calling the meeting may do so.

Section 2-5. Notices of Shareholders’ Meetings. Written notice stating the date, place and hour and, if required by law or these By-laws, the purpose, of any meeting of the shareholders, shall be given to each shareholder of record entitled to vote at the meeting at least five (5) days prior to the day named for the meeting, unless otherwise required by law. Such notices may be given at the discretion of, or in the name of, the Board of Directors, President, Vice President, Secretary or Assistant Secretary. When a meeting is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

Section 2-6. Quorum of and Action by Shareholders. Unless otherwise provided in the Articles of Incorporation, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter shall constitute a quorum for the purpose of considering such matter, and, unless otherwise specifically provided by law, the acts, at a duly organized meeting of the shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present are entitled to cast, shall be the acts of the shareholders.

The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of Directors, those shareholders who attend the second of such adjourned meetings, although less than a quorum as fixed in this section or in the Articles of Incorporation, shall nevertheless constitute a quorum for the purpose of electing Directors.

Section 2-7. Voting. The officer or agent having charge of the transfer books of the corporation shall make a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. The list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting.

At all shareholders’ meetings, shareholders entitled to vote may attend and vote either in person or by proxy. All proxies shall be in writing, executed by the shareholder or by his duly authorized attorney-in-fact, and shall be filed with the Secretary of the corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until the notice thereof has been given to the Secretary of the corporation. No unrevoked proxy shall be valid after eleven (11) months from the date of execution, unless a longer time is expressly provided therein; but in no event shall a proxy, unless coupled with an interest, be voted on after three (3) years from the date of its execution.

Except as otherwise specifically provided by law, all matters coming before the meeting shall be determined by a vote of shares. The Judge or Judges of Election or, if none, the Secretary of the meeting, shall tabulate and certify the results of such vote.

Section 2-8. Participation in Meetings by Conference Telephone. Any shareholder who is otherwise entitled to participate in any meeting of the shareholders may attend, be counted for the purposes of determining a quorum and exercise all rights and privileges to which he might be entitled were he personally in attendance, including the right to vote, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

Section 2-9. Action by Unanimous Consent of Shareholders. Any action which may be taken at a meeting of the shareholders or a class of shareholders may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the corporation. Insertion in the minute book of the corporation shall be deemed filing with the Secretary regardless of whether the Secretary or some other authorized person has actual possession of the minute book. Written consents by all of the shareholders executed pursuant to this section may be executed in any number of counterparts and shall be deemed effective as of the dates set forth therein.

ARTICLE III – BOARD OF DIRECTORS

Section 3-1.

(a) Number. The Board of Directors shall consist of not less than nine (9) and not more than fifteen (15) members, as determined from time to time by resolution of the Board of Directors approved by at least seventy-five percent (75%) of the number of directors entitled to vote thereon.

(b) Term of Directors. The directors of the corporation shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At each annual election of directors, the directors chosen to succeed those whose terms then expire shall be identified as being of the same class as the directors they succeed and shall be elected for a term expiring at the third succeeding annual election of directors. Each director shall serve and hold office until his/her successor is elected and qualified, or until his/her earlier resignation or removal.

Section 3-2. Place of Meeting. Meetings of the Board of Directors may be held at such place within the Commonwealth of Pennsylvania or elsewhere as a majority of the Directors may from time to time appoint or as may be designated in the notice calling the meeting.

Section 3-3. Regular Meetings. A regular meeting of the Board of Directors shall be held annually, immediately following the annual meeting of shareholders, at the place where such meeting of the shareholders is held or at such other place, date and hour as a majority of the newly elected Directors may designate. At such meeting, the Board of Directors shall elect officers of the corporation. In addition to such regular meeting, the Board of Directors shall have the power to fix by resolution the place, date and hour of other regular meetings of the Board.

Section 3-4. Special Meetings. Special meetings of the Board of Directors shall be held whenever ordered by the President, by a majority of the executive committee, if any, or by a majority of the Directors in office.

Section 3-5. Participation in Meetings by Conference Telephone. Any Director may participate in any meeting of the Board of Directors or of any committee (provided he is otherwise entitled to participate), be counted for the purpose of determining a quorum thereof and exercise all rights and privileges to which he might be entitled were he personally in attendance, including the right to vote, by means of conference telephone or other similar communications equipment by means of which all persons on the meeting can hear each other.

Section 3-6. Notices of Meeting of Board of Directors.

(a) Regular Meetings. No notice shall be required to be given of any regular meeting, unless the same is held at other than the time or place for holding such meetings as fixed in accordance with Section 3-3 of these By-laws, in which event one (1) day’s notice shall be given of the time and place of such meeting.

(b) Special Meetings. Written notice stating the date, place and hour of any special meeting of the Board of Directors shall be given at least one (1) day prior to the date named for the meeting.

Section 3-7. Quorum. A majority of the Directors in office shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the Directors present at a meeting at which a quorum is present shall be considered as the acts of the Board of Directors. If there is no quorum present at a duly convened meeting of the Board of Directors, the majority of those present may adjourn the meeting from time to time and place to place.

Section 3-8. Informal Action by the Board of Directors. Any action which may be taken at a meeting of the Directors, or of the members of any committee of the Board of Directors, may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the Directors, or members of the committee, as the case may be, and shall be filed with the Secretary of the corporation. Insertion in the minute book of the corporation shall be deemed filing with the Secretary regardless of whether the Secretary or some other authorized person has actual possession of the minute book. Written consents by all of the Directors or the members of any committee of the Board of Directors executed pursuant to this section may be executed in any number of counterparts and shall be deemed effective as of the date set forth therein.

Section 3-9. Powers.

(a) General Powers. The Board of Directors shall have all the power and authority granted by law to the Board, including all powers necessary or appropriate to the management of the business and affairs of the corporation.

(b) Specific Powers. Without limiting the general powers conferred by the last preceding clause and the powers conferred by the Articles and these By-laws of the corporation, it is hereby expressly declared that the Board of Directors shall have the following powers:

(i) To confer upon any officer or officers of the corporation the power to choose, remove or suspend assistant officers, agents or servants.

(ii) To appoint any person, firm or corporation to accept and hold in trust for the corporation any property belonging to the corporation or in which it is interested, and to authorize any such person, firm or corporation to execute any documents and perform any duties that may be requisite in relation to any such trust.

(iii) To appoint a person or persons to vote shares of another corporation held and owned by the corporation.

(iv) By resolution adopted by a majority of the whole Board of Directors, to designate one (1) or more committees, each committee to consist of two (2) or more of the Directors of the corporation. To the extent provided in any such resolution, and to the extent permitted by law, a committee so designated shall have and may exercise the authority of the Board of Directors in the management of the business and affairs of the corporation. The Board of Directors may designate one (1) or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If specifically granted this power by the Board in its resolution establishing the committee, in the absence or disqualification of any member and all designated alternates of such committee or committees or if the whole Board of Directors has failed to designate alternate members, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified member.

(v) To fix the place, time and purpose of meetings of shareholders.

(vi) To fix the compensation of Directors and officers for their services.

Section 3-10. Removal of Directors by Shareholders. The entire Board of Directors or a class of the Board of Directors, where the Board of Directors is classified with respect to the power to elect Directors, or any individual Director may be removed from office without assigning any cause by the vote of shareholders entitled to cast at least a majority of the votes which all shareholders would be entitled to cast at any annual election of Directors or such class of Directors. In case the Board of Directors or such class of the Board of Directors or any one or more Directors is so removed, new Directors may be elected at the same time.

Section 3-11. Vacancies. Subject to Article XIII, vacancies in the Board of Directors, including vacancies resulting from an increase in the number of Directors, may be filled only by a majority of the remaining members of the Board of Directors though less than a quorum, unless there are no remaining Directors, in which case vacancies may be filled by the shareholders entitled to cast a majority of the votes thereon, and each person so elected shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the Director has been chosen expires, or until his/her earlier resignation or removal.

Section 3-12. Minimum Share Requirement. Each Director of the corporation must be a shareholder of the corporation and, by the first anniversary of his or her election as a director and at all times thereafter, own at least five thousand (5,000) shares of the corporation’s common stock.

Section 3-13. Eligibility Requirement. A person is not eligible to serve as a Director of the corporation if he or she: (a) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year; (b) is a person against whom a federal or state bank regulatory agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal; (c) has been found, either by any federal or state regulatory agency whose decision is final and not subject to appeal or by a court, to have (i) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency; or (ii) breached a fiduciary duty involving personal profit; or (d) has been nominated as a Director of the corporation by a person who would be disqualified from serving as a Director of this corporation under Section 3-13(a), (b) or (c) of these By-Laws.

ARTICLE IV – OFFICERS

Section 4-1. Election and Office. The officers of the corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents of whom one or more may be designated Senior Executive Vice President, Executive Vice President or Senior Vice President, a Corporate Secretary, a Treasurer, and such other officers as the Board of Directors, the President, or the Chief Executive Officer may from time to time designate. The officers of the Corporation may also include a Chairman of the Board, if so designated by the Board of Directors. The Board of Directors shall designate from among the Chairman of the Board (if an officer), President, and any Vice Chairman, one of those officers to be the Chief Executive Officer. All officers having the rank of Senior Vice President or higher shall be elected by the Board of Directors and shall hold office at the pleasure of the Board of Directors. All other officers shall be appointed by the Chief Executive Officer, or, in his or her absence, by such other officer or officers as may be designated by the Board of Directors, and such appointments shall be reported to the Board of Directors

Any number of offices may be held by the same person.

Section 4-2. Powers and Duties of the Chief Executive Officer. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have the general supervision over the policies, business and operation of the affairs of the corporation, and shall have all powers and duties as are usually incident to the Chief Executive Officer of a corporation. In the exercise of these duties and subject to the limitations of the laws of the Commonwealth of Pennsylvania, these By-laws, and the actions of the Board of Directors, he or she may appoint, suspend, and discharge employees, agents and assistant officers, may fix the compensation of all officers and assistant officers, and shall preside at all meetings of the shareholders at which he or she shall be present, unless there is a Chairman of the Board of Directors. He or she shall also do and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have full power and authority on behalf of the corporation to attend and to act and to vote at any meeting of the shareholders of any corporation in which the corporation may hold stock, and, at any such meeting, shall possess and may exercise any and all rights and powers incident to the ownership of such stock which, as the owner thereof, the corporation might have possessed and exercised.

Section 4-3. Powers and Duties of the President. The President shall have such duties and powers as may be assigned to him or her from time to time by the Board of Directors or the Chief Executive Officer.

Section 4-4. Powers and Duties of the Secretary. Unless otherwise determined by the Board of Directors, the Secretary shall be responsible for the keeping of the minutes of all meetings of the Board of Directors, shareholders and all committees, in books provided for that purpose, and for the giving and serving of all notices for the corporation. He shall have charge of the corporate seal, the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors may direct. He shall perform all other duties ordinarily incident to the office of Secretary and shall have such other powers and perform such other duties as may be assigned to him by the Board of Directors.

Section 4.5. Powers and Duties of the Treasurer. Unless otherwise determined by the Board of Directors, the Treasurer shall have charge of all the funds and securities of the corporation which may come into his or her hands. When necessary or proper, unless otherwise determined by the Board of Directors, the Treasurer shall endorse for collection on behalf of the corporation checks, notes, and other obligations, and shall deposit the same to the credit of the corporation in such banks or depositories as the Board of Directors may designate and shall sign all receipts and vouchers for payments made to the corporation. The Treasurer shall sign all checks made by the corporation, except when the Board of Directors shall otherwise direct. He or she shall be responsible for the regular entry in books of the corporation to be kept for such purpose, full and accurate account of all funds and securities received and paid by him or her on account of the corporation. Whenever required by the Board of Directors, the Treasurer shall render a statement of the financial condition of the corporation. The Treasurer shall have such other powers and shall perform such other duties as may be assigned to him or her from time to time by the Board of Directors. The Treasurer shall give such bond, if any, for the faithful performance of his or her duties as shall be required by the Board of Directors and any such bond shall remain in the custody of the President.

Section 4-6. Powers and Duties of the Chairman of the Board of Directors. Unless otherwise determined by the Board of Directors, the Chairman of the Board of Directors, if any, shall preside at all meetings of Directors. He shall have such other powers and perform such further duties as may be assigned to him or her by the Board of Directors.

Section 4-7. Powers and Duties of Vice Presidents and Assistant Officers. The Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, if such are elected, shall have the duties and powers as may from time to time be assigned to them by the Board of Directors, or by the Chief Executive Officer in the absence of any assignment by the Board of Directors. Any reference in these By-Laws to a Vice President will apply equally to a Senior Executive Vice President, Executive Vice President or a Senior Vice President unless the context requires otherwise. Each assistant officer as shall be elected shall assist in the performance of the duties of the officer to whom he or she is assistant and shall perform such duties in the absence of the officer. He or she shall perform such additional duties as the Board of Directors, the Chief Executive Officer, or the officer to whom he or she is assistant, may from time to time assign to him or her.

Section 4-8. Delegation of Office. The Board of Directors may delegate the powers or duties of any officer of the corporation to any other person from time to time.

Section 4-9. Vacancies. The Board of Directors shall have the power to fill any vacancies in any office occurring for whatever reason.

ARTICLE V – CAPITAL STOCK

Section 5-1. Share Certificates. Every share certificate shall be signed by the Chairman of the Board or the President or Vice President and by the Treasurer, Assistant Treasurer, Secretary or Assistant Secretary and sealed with the corporate seal, which may be a facsimile, engraved or printed, but where such certificate is signed by a transfer agent or a registrar, the signature of any corporate officer upon such certificate may be a facsimile, engraved or printed.

Section 5-2. Transfer of Shares. Transfer of shares shall be made on the books of the corporation only upon surrender of the share certificate, duly endorsed or with duly executed stock powers attached and otherwise in proper form for transfer, which certificate shall be cancelled at the time of the transfer. The shares of stock of the corporation which are uncertificated shall be transferable upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney duly authorized in writing, and upon compliance with appropriate procedures for transferring shares in uncertificated form.

Section 5-3. Determination of Shareholders of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors shall fix in advance a date as the record date for any such determination of shareholders. Such date in any case shall be not more than ninety (90) days, and in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 5-4. Lost Share Certificates. Unless waived in whole or in part by the Board of Directors, any person requesting the issuance of a new certificate in lieu of an alleged lost, destroyed, mislaid or wrongfully taken certificate shall (a) give to the corporation his bond of indemnity with an acceptable surety; and (b) satisfy such other reasonable requirements as may be imposed by the corporation. Thereupon, a new share certificate shall be issued to the registered owner or his assigns in lieu of the alleged lost, destroyed, mislaid or wrongfully taken certificate, provided that the request therefore and issuance thereof have been made before the corporation has notice that such shares have acquired by a bona fide purchaser.

Section 5-5. Uncertificated Shares. Notwithstanding anything herein to the contrary, any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class shall be identical. Notwithstanding anything herein to the contrary, the other provisions of Article V of these By-laws to the extent inconsistent with uncertificated shares shall not apply to uncertificated shares and, in lieu thereof, the Board of Directors shall adopt alternative procedures.

ARTICLE VI – NOTICES; COMPUTING TIME PERIODS

Section 6-1. Contents of Notice. Whenever any notice of a meeting is required to be given pursuant to these By-laws or the Articles of Incorporation or otherwise, the notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of shareholders or where otherwise required by law, the general nature of the business to be transacted at such meeting.

Section 6-2. Method of Notice. All notices shall be given to each person entitled thereto, either personally or by sending a copy thereof through the mail or by telegraph, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If notice is sent by mail or telegraph it shall be deemed to have been given to the person entitled thereto when deposited in the United States Mail or with the telegraph office for transmission.

Section 6-3. Computing Time Periods. In computing the number of days for purposes of these By-laws, all days shall be counted, including Saturdays, Sundays or holidays, provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or holiday. In computing the number of days for the purpose of giving notice of any meeting, the date upon which the notice is given shall be counted by the day set for the meeting shall not be counted.

ARTICLE VII – LIMITATION OF DIRECTORS’ LIABILITY AND INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

Section 7-1. Limitation of Directors’ Liability. No Director of the corporation shall be personally liable for monetary damages as such for any action taken or any failure to take any action unless: (a) the Director has breached or failed to perform the duties of his or her office under Section 8363 of the Pennsylvania Directors’ Liability Act (relating to standard of care and justifiable reliance), and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that the provisions of this Section shall not apply to the responsibility or liability of a Director pursuant to any criminal statute, or to the liability of a Director for the payment of taxes pursuant to local, State or Federal law.

Section 7-2. Indemnification and Insurance.

(a) Indemnification of Directors and Officers.

(i) Each Indemnitee (as defined below) shall be indemnified and held harmless by the corporation for all actions taken by him or her and for all failures to take action (regardless of the date of any such action or failure to take action) to the fullest extent permitted by Pennsylvania law against all expense, liability and loss (including without limitation attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding (as defined below). No indemnification pursuant to this Section shall be made, however, in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

(ii) The right to indemnification provided in this Section shall include the right to have the expenses incurred by the Indemnitee in defending any Proceeding paid by the corporation in advance of the final disposition of the Proceeding to the fullest extent permitted by Pennsylvania law; provided that, if Pennsylvania law continues so to require, the payment of such expenses incurred by the Indemnitee in advance of the final disposition of a Proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced without interest if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Section or otherwise.

(iii) Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a Director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

(iv) For purposes of this Article, (A) “Indemnitee” shall mean each Director or officer of the corporation who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding, by reason of the fact that he or she is or was a Director or officer of the corporation or is or was serving in any capacity at the request or for the benefit of the corporation Director, officer, employee, agent, partner, or fiduciary or in any other capacity for, another corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise; and (B) “Proceeding” shall mean any threatened, pending or completed action, suit or proceeding (including without limitation an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative.

(b) Indemnification of Employees and Other Persons. The corporation may, be action of its Board of Directors and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees. To the extent that an employee or agent of the corporation has been successful on the merits or otherwise in defense of any Proceeding or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(c) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses provided in this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the corporation’s Articles of Incorporation or By-laws, agreement, vote of shareholders or Directors, or otherwise.

(d) Insurance. The corporation may purchase and maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person under Pennsylvania or other law. The corporation may also purchase and maintain insurance to insure its indemnification obligations whether arising hereunder or otherwise.

(e) Fund for Payment of Expenses. The corporation may create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise may secure in any manner its indemnification obligations, whether arising hereunder, under the Articles of Incorporation, by agreement, vote of shareholders or Directors, or otherwise.

Section 7-3. Amendment. The provisions of this Article relating to the limitation of Directors’ liability, to indemnification and to the advancement of expenses shall constitute a contract between the corporation and each of its Directors and officers which may be modified as to any Director or officer only with that person’s consent or as specifically provided in this Section. Notwithstanding any other provision of these By-laws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any Director or officer shall apply to such Director or officer only on a prospective basis, and shall not reduce any limitation on the personal liability of a Director of the corporation, or limit the rights of an Indemnitee to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these By-laws, no repeal or amendment of these By-laws shall affect any or all of this Article so as either to reduce the limitation of Directors’ liability or limit indemnification or the advancement of expenses, in any manner unless adopted by (a) the unanimous vote of the Directors of the corporation then serving, or (b) the affirmative vote of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast in the election of Directors; provided that no such amendment shall have retroactive effect inconsistent with the preceding sentence.

Section 7-4. Changes in Pennsylvania Law. References in this Article to Pennsylvania law or to any provision thereof shall be to such law (including without limitation the Directors’ Liability Act) as it existed on the date this Article was adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of Directors or limits the indemnification rights or the rights to advancement of expenses which the corporation may provide, the rights to limited liability, to indemnification and to the advancement of expenses provided in this Article shall continue as theretofore to the extent permitted by law; and (b) if such change permits the corporation without the requirement of any further action by shareholders or Directors to limit further the liability of Directors (or limit the liability of officers) or to provide broader indemnification rights or rights to the advancement of expenses than the corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

ARTICLE VIII – FISCAL YEAR

The Board of Directors shall have the power by resolution to fix the fiscal year of the corporation. If the Board of Directors shall fail to do so, the President shall fix the fiscal year.

ARTICLE IX – AMENDMENTS

The shareholders entitled to vote thereon shall have the power to alter, amend, or repeal these By-laws, by the vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast thereon, at any regular or special meeting, duly convened after notice to the shareholders of such purpose. Subject to Article XIII, the Board of Directors, by a majority vote of those voting, shall have the power to alter, amend, and repeal these By-laws, at any regular or special meeting duly convened after notice of such purpose, subject always to the power of the shareholders to further alter, amend or repeal these By-laws.

ARTICLE X – INTERPRETATION OF BY-LAWS

All words, terms and provisions of these By-laws shall be interpreted and defined by and in accordance with the Pennsylvania Business Corporation Law, as amended, and as amended from time to time hereafter.

ARTICLE XI – MINUTE AND STOCK BOOKS AND CORPORATE SEAL

Section 11-1. Location and Maintenance of Minute Book. The Board of Directors may by resolution direct that the minute book be kept by someone other than the Secretary of the corporation. However, a resolution of the Board of Directors shall not be required if the minute book is to be kept and maintained by Counsel for the corporation. Minutes of meetings of the Shareholders, the Board of Directors, any committee of the Board of Directors and any written consent in lieu of such a meeting shall be effective if filed in the minute book whether or not the minute book is maintained by the Secretary or Counsel for the corporation.

Section 11-2. Location and Maintenance of Stock Book. The Board of Directors may by resolution direct that the stock certificates, stock ledgers, transfer books and corporate seal may be by someone other than the Secretary of the corporation. However, a resolution of the Board of Directors shall not be required if said items are to be kept and maintained by an officer or employee of the corporation at the offices of the corporation.

ARTICLE XII – EXCLUSIVE FORUM

Venue in the following actions and proceedings shall be exclusively in the state and federal courts sitting in the judicial district embracing the county in which the registered office of the corporation is located:

(1) any derivative action or proceeding brought on behalf of the corporation;

(2) any action or proceeding asserting a claim of breach of duty owed by any director, officer or other employee of the corporation to the corporation or its shareholders;

(3) any action or proceeding brought under 15 Pa.C.S. Subchapter 15D (relating to dissenters rights);

(4) any action or proceeding brought under 15 Pa.C.S. Subchapter 17G (relating to judicial supervision of corporate action);

(5) any action or proceeding brought under 15 Pa.C.S. Chapter 25 (relating to registered corporations); or

(6) any action or proceeding asserting a claim against the corporation, or any director, officer or other employee of the corporation (i) arising under any provision of Pennsylvania law, or the articles of incorporation or bylaws of the Corporation, or (ii) governed by the internal affairs doctrine.

ARTICLE XIII – CERTAIN GOVERNANCE MATTERS

Section 13-1. Interpretation; Definitions.

(a) The provisions of this Article XIII shall apply notwithstanding anything to the contrary set forth in these By-laws. In the event of any inconsistency between any provision of this Article XIII and any other provision of these By-laws, such provision of this Article XIII shall control.

(b) The following definitions shall apply to this Article XIII and otherwise as applicable in these By-laws:

(i) “Effective Date” shall mean the effective date of the merger of the Corporation and Codorus Valley Bancorp, Inc.

(ii) “Legacy CVLY Committee Member” shall mean, with respect to any Committee, a Legacy CVLY Director appointed to such Committee.

(iii) “Legacy CVLY Directors” shall mean the directors of the Corporation who were directors of Codorus Valley Bancorp, Inc. as of immediately prior to the Effective Date.

(iv) “Legacy ORRF Committee Member” shall mean, with respect to any Committee, a Legacy ORRF Director appointed to such Committee.

(v) “Legacy ORRF Directors” shall mean the directors of the Corporation who were directors of the Corporation as of immediately prior to the Effective Date.

(vi) “Specified Period” shall mean the period beginning on the Effective Date and ending on the earlier of (i) three-year anniversary of the Effective Date or (ii) the third annual meeting of the Corporation following the Effective Date.

13-2. Chair; Vice Chair.

(a) During the Specified Period, the Legacy ORRF Directors shall have the exclusive authority to appoint, by at least a majority vote of the Legacy ORFF Directors, on behalf of the Board of Directors of the Corporation, the Chair at each annual meeting, or at any special meeting at which directors are to be elected, or otherwise upon the death, resignation, removal, disqualification or other cessation of service of the Chair (or any of such individuals’ successor selected and appointed pursuant to this Section 13-2(a)).

(b) During the Specified Period, the Legacy CVLY Directors shall have the exclusive authority to appoint, by at least a majority vote of the Legacy CVLY Directors, on behalf of the Board of Directors of the Corporation, the Vice Chair at each annual meeting, or at any special meeting at which directors are to be elected, or otherwise upon the death, resignation, removal, disqualification or other cessation of service by the Vice Chair (or any of such individuals’ successor selected and appointed pursuant to this Section 13-2(b)).

Section 13-3. Composition of the Board of Directors. On the Effective Date, the Board of Directors shall be comprised of thirteen (13) Directors, of which six (6) shall be Legacy CVLY Directors and seven (7) shall be persons who were Legacy ORRF Directors. Upon the expiration of the term to which he or she is initially appointed, the Board of Directors of the Surviving Corporation shall, subject to its fiduciary duties, nominate and recommend such director for election by the shareholders of the Surviving Corporation to a successive three (3) year term on the Board of Directors of the Surviving Corporation, provided, however, that in each case he or she continues to meet the eligibility requirements for a director under the Articles of Incorporation and By-laws of the Surviving Corporation.

Section 13-4. Composition of Committees.

(a) During the Specified Period, the following committees of the Board of Directors of the Corporation shall consist of the following committees (each, a “Committee”):

(i) Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee of the Board of Directors shall consist of five (5) members, three (3) of whom shall be Legacy ORRF Directors and two (2) of whom shall be Legacy CVLY Directors, and the chairperson of such Nominating and Corporate Governance Committee shall be a Legacy ORRF Director serving on such committee.

(ii) Compensation Committee: The Compensation Committee of the Board of Directors shall consist of five (5) members, two (2) of whom shall be Legacy ORRF Directors and three (3) of whom shall be Legacy CVLY Directors, and the chairperson of the Compensation Committee shall be a Legacy CVLY Director serving on such committee.

(iii) Audit Committee: The Audit Committee of the Board of Directors shall consist of five (5) members, three (3) of whom shall be Legacy ORRF Directors and two (2) of whom shall be Legacy CVLY Directors, and the chairperson of the Audit Committee shall be a Legacy ORRF Director serving on such committee.

(iv) Enterprise Risk Management Committee: The Enterprise Risk Management Committee of the Board of Directors of the Surviving Corporation shall consist of five (5) members, two (2) of whom shall be Legacy ORRF Directors and three (3) of whom shall be Legacy CVLY Directors, and the chairperson of the Enterprise Risk Management Committee shall be a Legacy CVLY Director serving on such committee.

(v) Asset-Liability Committee: The Asset-Liability Committee of the Board of Directors shall consist of five (5) members, three (3) of whom shall be Legacy ORRF Directors and two (2) of whom shall be Legacy CVLY Directors, and the chairperson of the Asset-Liability Committee shall be a Legacy ORRF Director serving on such committee.1

(b) Notwithstanding the foregoing, in order to allow for a diversity of experience, expertise and decision-making of the Board of Directors and the Committees and to account for the ongoing needs of the Corporation and the possibility that additional directors may join the Board of Directors following the Effective Date, the number and composition of any Committee may be adjusted during the Specified Period in accordance with the other terms of these By-Laws in the good faith determination of the Board of Directors, but only upon prior consultation with the Legacy CVLY Directors and Legacy ORRF Directors at a duly called meeting of the Board of Directors; provided, however, that the Board of Directors shall use reasonable best efforts to ensure that any such change in number or composition will result in proportional representation by the Legacy CVLY Directors and the Legacy ORRF Directors on such Committee, as applicable, in accordance with the Committee composition set forth in Section 13-4(a)(i) through (a)(v) above, as applicable.

Section 13-5. Amendments to Article XIII. In the event of any inconsistency between any provision of this Article XIII and any other provision of these By-laws or the Corporation’s other constituent documents, the provisions of this Article XIII shall control. During the Specified Period, the provisions of this Article XIII may be modified, amended or repealed, and any Bylaw provision inconsistent with such provisions may be adopted, only by the affirmative vote of at least 75% of the Board of Directors.

Adopted by the Board of Directors on [Date]

[1]

In addition to the inclusion of the other corporate governance provisions of this Section 13 into the bylaws of the Surviving Bank, the bylaws of the Surviving Bank will provide that the trust committee of the bank will consist of five (5) members, two (2) of whom shall be Legacy ORRF Directors and three (3) of whom shall be Legacy CVLY Directors, and the chairperson of the trust committee shall be a Legacy CVLY Director serving on such committee.

Exhibit D

Bank Merger Agreement

AGREEMENT AND PLAN OF BANK MERGER

AGREEMENT AND PLAN OF BANK MERGER (“Agreement”) is dated as of [●], by and between Orrstown Bank, a Pennsylvania chartered bank (“ORRF Bank”), and PeoplesBank, A Codorus Valley Company, a Pennsylvania chartered bank (“CVLY Bank”).

WHEREAS, pursuant to an Agreement and Plan of Merger (the “Holdco Merger Agreement”) dated as of December 12, 2023, by and between Orrstown Financial Services, Inc., a Pennsylvania corporation (“ORRF”), and Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY”), CVLY will be merged with and into ORRF with ORRF as the surviving corporation;

WHEREAS, the Holdco Merger Agreement provides that the parties intend to cause the merger of CVLY Bank with and into ORRF Bank with ORRF Bank as the Surviving Bank (“Bank Merger”);

WHEREAS, it is anticipated that the Bank Merger would occur immediately after the transactions contemplated by the Holdco Merger Agreement;

WHEREAS, the board of directors of CVLY Bank and ORRF Bank, respectively, have unanimously approved this Agreement and the Bank Merger and determined that the Bank Merger, under and pursuant to the terms and conditions set forth herein, is in the best interests of ORRF Bank and CVLY Bank, respectively;

WHEREAS, this Agreement and Plan of Bank Merger has been approved by the unanimous written consent of the sole stockholders of each of ORRF Bank and CVLY Bank; and

WHEREAS, this Agreement and Plan of Bank Merger must be approved by the Pennsylvania Department of Banking and Securities (“Department”), and the Board of Governors of the Federal Reserve System.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Holdco Merger Agreement and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, CVLY Bank and ORRF Bank hereby agree and covenant as follows:

ARTICLE I – DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

1.1 “Code” shall mean the Internal Revenue Code of 1986, as amended.

1.2 “Effective Time” shall mean the date and time at which the Bank Merger contemplated by this Agreement becomes effective, as provided in Section 2.2 of this Agreement.

1.3 “Merging Banks” shall collectively refer to CVLY Bank and ORRF Bank.

1.4 “Surviving Bank” shall refer to ORRF Bank as the surviving bank of the Bank Merger.

ARTICLE II – TERMS OF THE BANK MERGER

2.1 The Bank Merger.

(a) Subject to the terms and conditions set forth in Holdco Merger Agreement, at the Effective Time, CVLY Bank shall be merged with and into ORRF Bank pursuant to federal law and the laws of the Commonwealth of Pennsylvania. ORRF Bank shall be the Surviving Bank of the Bank Merger and shall continue to be governed by the laws of the Commonwealth of Pennsylvania.

(b) As a result of the Bank Merger, (i) each share of common stock of CVLY Bank issued and outstanding immediately prior to the Effective Time shall be canceled, and (ii) each share of common stock of ORRF Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall constitute the only shares of capital stock of the Surviving Bank issued and outstanding immediately after the Effective Time.

(c) At the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as each of the Merging Banks and thereupon and thereafter all the property, rights, powers, and franchises of each of the Merging Banks shall vest in the Surviving Bank, and the Surviving Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations, liquidation accounts, and duties of each of the Merging Banks and shall have succeeded to all of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties, and relationships had been originally acquired, incurred, or entered into by the Surviving Bank. The deposit taking offices of CVLY Bank shall be operated by the Surviving Bank. In addition, any reference to either of the Merging Banks in any contract, will, or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will, or document; and any pending action or other judicial proceeding to which either of the Merging Banks is a party shall not be deemed to have abated or to have been discontinued by reason of the Bank Merger, but may be prosecuted to final judgment, order, or decree in the same manner as if the Bank Merger had not been made or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order, or decree may be rendered for or against it that might have been rendered for or against either of the Merging Banks if the Bank Merger had not occurred.

2.2 Effective Time. The Bank Merger shall become effective as of the date and time set forth in the Articles of Merger filed with the Pennsylvania Department of State.

2.3 Name of Surviving Bank. The name of the Surviving Bank shall be ORRF Bank.

2.4 Offices. The home office of the Surviving Bank shall be 4750 Lindle Road, Harrisburg, PA 17111.

2.5 Articles of Incorporation. At and after the Effective Time, the articles of incorporation of ORRF Bank shall be the articles of incorporation of the Surviving Bank until amended in accordance with their terms and applicable law.

2.6 Bylaws. At and after the Effective Time, the bylaws of ORRF Bank shall be the bylaws of the Surviving Bank until amended in accordance with their terms and applicable law.

2.7 Directors and Officers.

(a) The directors of ORRF Bank immediately prior to the Effective Time shall be the directors of the Surviving Bank, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank; provided, however, that (i) immediately prior to Effective Time, ORRF Bank shall cause four of ORRF Bank’s existing directors to resign, and (ii) effective as of the Effective Time, (A) ORRF Bank shall expand the size of the ORRF Bank’s board of directors to 13 members and (B) six new directors, each of whom shall be selected from the existing CVLY Bank’s board of directors (subject to the mutual agreement between ORRF Bank and CVLY Bank), shall be appointed to the board of directors of the Surviving Bank. Upon the expiration of the term to which he or she is initially appointed, the board of directors of the Surviving Bank shall nominate and recommend such director for election by the shareholders of the Surviving Bank for successive terms such that his or her terms of service as a director of the Surviving Bank are coterminous with this terms of service as a director of the Surviving Bank, provided that in each case he or she continues to meet the eligibility requirements for a director under the articles of incorporation and bylaws of the Surviving Bank.

(b) The executive officers of the Surviving Bank shall be as set forth on Schedule 2.7 hereto, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank.

2.8 Treatment of Bank Merger. The parties hereto intend that the Bank Merger shall qualify as a “reorganization” under Section 368(a) of the Code, and this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE III – MISCELLANEOUS

3.1 Conditions Precedent. The respective obligations of each party under this Agreement shall be subject to the satisfaction or waiver by the party permitted to do so, of the conditions set forth in Article VII of Holdco Merger Agreement.

3.2 Termination. This Agreement shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of Holdco Merger Agreement in accordance with Article VIII thereof.

3.3 Amendments. To the extent permitted by the laws of the Commonwealth of Pennsylvania, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the board of directors of each of the parties hereto.

3.4 Successors. This Agreement shall be binding on the successors of each of the Merging Banks.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Bank Merger to be executed by their duly authorized officers, all as of the day and year first above written.

ORRSTOWN BANK

By:
Name:
Title:

PEOPLESBANK, A CODORUS VALLEY COMPANY

By:
Name:
Title:

[Signature Page to Agreement and Plan of Bank Merger]

D-4